FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September, 2019

Commission File Number 33-99720

ARAUCO AND CONSTITUTION PULP INC.

(Translation of registrant’s name into English)

El Golf 150

Fourteenth Floor

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

ARAUCO AND CONSTITUTION PULP INC

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Interim Consolidated Financial Statements

September 30, 2019

Amounts in thousands of U.S. dollars, except as indicated

1. ANALYSIS OF FINANCIAL POSITION

a)	Statement of Financial Position

The principal components of assets and liabilities at each period are as follows:

Assets	09-30-2019 ThU.S.$	12-31-2018 ThU.S.$
Current assets	3,602,675	3,441,160
Non-current assets	11,679,128	11,152,588

Total assets	15,281,803	14,593,748

Liabilities	09-30-2019 ThU.S.$	12-31-2018 ThU.S.$
Current liabilities	1,382,809	1,579,764
Non-current liabilities	6,532,565	5,675,013
Non–parent participation	35,659	37,192
Net equity attributable to parent company	7,330,770	7,301,779

Total net equity and liabilities	15,281,803	14,593,748

As of September 30, 2019, total assets increased MU.S.$688 compared to December 31, 2018, equivalent to a 4.71% variation. This variation was driven mainly by increases in the balance of property, plant and equipment which were partially offset by a decrease in trade and other current receivables and investment in related parties.

In turn, total liabilities increased by MU.S.$661 principally due to an increase in financial liabilities (mainly bonds issuances), partially offset by decreases in tax liabilities and current non-financial liabilities (minimum dividend).

The main financial and operational indicators as of the dates and periods indicated below are as follows:

Liquidity ratios	09-30-2019	12-31-2018
Current Liquidity (current assets / current liabilities)	2.61	2.18
Acid ratio ((current assets-inventories, biological assets) / current liabilities)	1.59	1.33

Debt indicators	09-30-2019	12-31-2018
Debt to equity ratio (total liabilities / equity)	1.07	0.99
Short-term debt to total debt (current liabilities / total liabilities)	0.17	0.22
Long-term debt to total debt (non-current liabilities / total liabilities)	0.83	0.78

	09-30-2019	09-30-2018
Financial expenses coverage ratio (earnings before taxes + interest expense / interest expense)	1.99	6.38

Activity ratio	09-30-2019	12-31-2018
Inventory turnover-time (cost of sales / inventories + current biological assets)	2.88	2.95
Inventory turnover-time (excluding biological assets) (Cost of sales /inventory)	3.75	3.92
Inventory permanence-days ((inventories + biological assets) /cost of sales)	125.20	121.96
Inventory permanence-days (excluding biological assets) (inventory / cost of sales)	96.00	91.80

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Interim Consolidated Financial Statements

September 30, 2019

Amounts in thousands of U.S. dollars, except as indicated

As of September 30, 2019, the short-term debt to total debt ratio represented 17% of total liabilities (22% as of December 31, 2018).

Our financial expenses coverage ratio decreased from 6.38 to 1.99, mainly due to lower earnings before taxes for the nine-month period ended September 30, 2019, compared to the same period of 2018.

b)	Statement of profit or loss

Profit before income tax

Profit before income tax registered a profit of approximately MU.S.$191 compared to a profit of approximately MU.S.$857 in the same period of 2018. The negative variation of MU.S.$666 is explained by the factors described in the following table:

Item	MU.S.$
Gross profit	(611)
Distribution and Administrative Expenses	(45)
Other income and expenses	36
Other financial income and expenses	(24)
Others	(22)

Net change in profit before income tax	(666)

The main indicators related to result accounts and the details of revenues and operation costs are as follows:

Revenues	09-30-2019 ThU.S.$	09-30-2018 ThU.S.$
Pulp	1,845,750	2,367,162
Timber	2,177,681	2,122,207
Forestry	103,182	83,934
Other	298	608

Total revenues	4,126,911	4,573,911

Sales costs	09-30-2019 ThU.S.$	09-30-2018 ThU.S.$
Wood	642,415	519,296
Forestry work and other services	429,276	510,211
Depreciation and amortization	355,693	288,786
Other costs	1,532,783	1,478,253

Total sales costs	2,960,167	2,796,546

Profitability index	09-30-2019	12-31-2018
Profitability on equity	2.79	10.05
Profitability on assets	1.37	5.08
Return on operating assets	2.70	8.19

Profitability ratios	09-30-2019	09-30-2018
Income per share (U.S.$) (1)	1.32	5.81
Profit after tax (ThU.S.$) (2)	153,932	656,637
Gross margin (ThU.S.$)	1,166,744	1,777,365
Finance costs (ThU.S.$)	(192,718)	(159,319)

(1)	Earnings per share refer to the profit to net equity to parent company.

(2)	Includes non-controlling interest.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Interim Consolidated Financial Statements

September 30, 2019

Amounts in thousands of U.S. dollars, except as indicated

EBITDA	09-30-2019 ThU.S.$	09-30-2018 ThU.S.$
Profit (loss)	153,932	656,637
Finance costs	192,718	155,902
Finance income	(22,328)	(12,104)
Income tax expense	36,636	199,926
EBIT	360,958	1,000,361
Depreciation and amortization	386,921	310,453
EBITDA	747,879	1,310,814
Cost at fair value of the harvest	244,567	241,957
Gain from changes in fair value of biological assets	(110,500)	(78,298)
Exchange difference	19,509	22,267
Others*	34,879	11,178
Adjusted EBITDA	936,335	1,507,918

*	Considers impairment provision for property, plant and equipment.

2. MAIN SOURCES OF FINANCING

Arauco’s financing needs are mainly covered through the capital markets, with bond issuances and credits obtained from banks and financial institutions serving as the main sources of financing. For short-term borrowing, Arauco follows a liquidity policy which indicates the amounts and institutions from which it can borrow according to several conditions defined in the policy. In the case of long-term debt, corporate bond issuances in the local market and also in international markets are used as sources of new resources. Another source of long-term financing corresponds to borrowings from banks and financial institutions around the world.

3. DIFFERENCE BETWEEN ECONOMIC VALUES AND BOOK ASSETS

Assets and liabilities are presented in the Interim Consolidated Financial Statements according to International Financial Reporting Standards and instructions issued by Chilean Commission for the Financial Market. We believe that there are no material differences between the economic value of our assets and the value reflected in these Financial Statements.

4. MARKET SITUATION

Pulp Division

During the third quarter of 2019, no significant changes were seen regarding the market situation and compared to the second quarter results: the demand didn’t recover significantly and prices suffered even more deterioration. Only by the end of the quarter, a few markets showed stability in prices, but this was not yet enough to signal a trend reversal. High inventory levels, economic uncertainty, the ongoing trade war and the lower demand from the northern hemisphere in the summer season affected the market recovery.

In China and the rest of the Asian markets, paper production showed a slight recovery, as the high demand season started (usually between September and December). Even though prices for softwood stabilized, prices for hardwood continued falling during the third quarter. With this scenario for both fibers, the gap between them increased. Paper producers have been increasing their margins due to pulp prices and a slight recovery in paper demand.

In Europe, the paper market’s situation was different, characterized by lower consumption and low economic activity. All of these factors pushed some companies into reducing their

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Interim Consolidated Financial Statements

September 30, 2019

Amounts in thousands of U.S. dollars, except as indicated

production and to some lines shutdowns. This situation offset all positive margins that could have been generated by the fall in pulp prices. Additionally, European paper exporters had to deal with Chinese competitors mainly in the Middle East and Africa.

Our production, during the third quarter, showed a slight increase compared to the last quarter, mainly due to less programmed maintenance stoppages. Compared to the same period of 2018 production increased by 1.1%. Sales volume increased by 25.3%, as our total stock decreased by approximately 75 thousand tonnes.

Composite Panel

Sales increased compared to the previous quarter, with sales volume going up 11.0%, slightly offset by a decrease in price of 3.8%. During the third quarter, the Latin American market remained stable showing a close fit between supply and demand, except in Brazil and Argentina. The Brazilian market didn’t show any significant improvement, mainly due to a weak economy and oversupply, particularly in MDF. In contrast, the Argentine market has been showing signs of improvement which have resulted in higher sales volume and better prices. Despite that, US$ denominated income has been affected by the depreciation of the Argentine Peso. In US and Canada, sales have remained healthy, mainly due to a decrease in local supply and higher sales from our Grayling mill.

Sawn timber

During the third quarter, the demand for sawn timber was affected mainly by the ongoing US-China trade war and due to oversupply, particularly in Asia and Oceania, which are one of our main markets. Sales volume decreased by 5.1%. In remanufactured wood products, North America, which is one of our main markets, showed positive results due to the introduction of new products and less competition from Chinese producers because of the tariffs imposed by the US.

Plywood

Sales volume increased 15.1%, with the US demand remaining positive. The oversupply from Brazil, Chile and China and a generalized low global demand led to some price decreases.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Interim Consolidated Financial Statements

September 30, 2019

Amounts in thousands of U.S. dollars, except as indicated

5. ANALYSIS OF CASH FLOW

The main components of cash flow in each period are as follows:

	09-30-2019 ThU.S.$	09-30-2018 ThU.S.$
Positive (negative) Cash flow

Net cash flows from operating activities	505,880	867,092
Cash flows from (used in) financing activities:
Loan and bond obtention and payments	715,036	(17,299)
Payment of lease liabilities	(59,868)	(5,236)
Dividends paid	(182,109)	(114,689)
Others	(7,853)	(728)
Cash flows from (used in) investment activities:
Purchase and sale of property, plant and equipment	(645,007)	(386,164)
Purchase and sale of biological assets	(174,064)	(164,878)
Purchase and sale of intangible assets	(15,266)	(791)
Additions (Disposals), Investments in joint ventures and associates	(70,211)	(17,550)
Dividends received	13,007	10,330
Others	346	(298)

Positive (negative) net cash flow	79,891	170,385

Cash flow from operating activities shows a lower positive balance of MU.S.$506 for the current period, representing a negative variation of MU.S.$361 compared to the same period of 2018, resulting mainly from higher tax payments and higher payments to accounts payables.

The financing cash flow shows a positive balance of MU.S.$465 for the current period, representing a variation in respect of the same period of 2018 (negative balance of MU.S.$138), resulting mainly from bonds issuances, which was offset by higher dividends payments.

Regarding the investment cash flow, the current period shows a higher negative balance of MU.S.$891 (compared to the negative balance MU.S.$559 for the same period of 2018), mainly due to higher disbursements for the purchase of property, plant and equipment and the purchase of plants to Masisa in Mexico, offset by the disposal of Puertos y Logística S.A.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Interim Consolidated Financial Statements

September 30, 2019

Amounts in thousands of U.S. dollars, except as indicated

6. MARKET RISK ANALYSIS

In respect of the economic risks resulting from interest rate variations, the Company maintains, as of September 30, 2019, a ratio of fixed rate debt to total consolidated debt of approximately 89.2%, which we believe is consistent with industry standards.

Regarding variations in prices of pulp and forestry products, the Company does not participate in futures trading as to maintain one of the lowest cost structures in the industry, the risks for price fluctuations are bounded.

The Company and most of its subsidiaries maintain their accounting records and prepare their financial statements in U.S. dollars. Both the accounts receivable and most financial liabilities are denominated in U.S. dollars or are covered by an exchange rate swap, as well as most of their revenues. As a result, exposure to changes in the exchange rate has decreased significantly.

In the Interim Consolidated Financial Statements as of September 30, 2019, a detailed analysis of the risks associated with the business of Arauco is available (See Note 23).

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2019

Amounts in thousands of U.S. dollars, except as indicated

INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	Note	09-30-2019 ThU.S.$	12-31-2018 ThU.S.$
Assets
Current Assets
Cash and cash equivalents	4-23	1,142,230	1,075,942
Other current financial assets	23	368	497
Other current non-financial assets	25	168,909	129,854
Trade and other current receivables	23	773,521	839,184
Accounts receivable from related companies	13	6,211	7,324
Current inventories	6	1,074,760	1,030,196
Current biological assets	20	324,374	315,924
Current tax assets	5	106,795	36,513
Total Current Assets other than assets or disposal groups classified as held for sale		3,597,168	3,435,434
Non-Current Assets or disposal groups classified as held for sale	22	5,507	5,726
Non-Current Assets or disposal groups classified as held for sale or as held for distribution to owners		5,507	5,726

Total Current Assets		3,602,675	3,441,160
Non-Current Assets
Other non-current financial assets	23	31,272	20,346
Other non-current non-financial assets	25	93,247	86,948
Trade and other non-current receivables	23	11,256	15,149
Accounts receivable from related companies, non-current	13	—	481
Investments accounted for using equity method	15-16	284,815	358,053
Intangible assets other than goodwill	19	96,743	90,093
Goodwill	17	73,521	65,851
Property, plant and equipment	7	7,773,091	7,174,693
Non-current biological assets	20	3,308,594	3,336,339
Deferred tax assets	5	6,589	4,635
Total Non-Current Assets		11,679,128	11,152,588
Total Assets		15,281,803	14,593,748

The accompanying notes are an integral part of these interim consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2019

Amounts in thousands of U.S. dollars, except as indicated

INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (continued)

	Note	09-30-2019 ThU.S.$	12-31-2018 ThU.S.$
Equity and Liabilities
Liabilities
Current Liabilities
Other current financial liabilities	23	557,453	537,596
Trade and other current payables	23	696,815	659,618
Accounts payable to related companies	13-23	4,512	10,229
Other current provisions	18	1,264	413
Current tax liabilities	5	1,937	153,642
Current provisions for employee benefits	10	5,621	5,656
Other current non-financial liabilities	25	115,207	212,610

Total Current Liabilities other than assets included in disposal groups classified as held for sale		1,382,809	1,579,764
Total Current Liabilities		1,382,809	1,579,764
Non-Current Liabilities
Other non-current financial liabilities	23	4,951,257	4,044,279
Non-current payables		2,230	2,230
Other non-current provisions	18	31,830	33,884
Deferred tax liabilities	5	1,371,811	1,417,658
Non-current provisions for employee benefits	10	65,118	64,895
Other non-current non-financial liabilities	25	110,319	112,067
Total Non-Current Liabilities		6,532,565	5,675,013
Total Liabilities		7,915,374	7,254,777
Equity
Issued capital	3	353,618	353,618
Retained earnings		7,891,990	7,824,045
Other reserves		(914,838)	(875,884)
Equity attributable to parent company		7,330,770	7,301,779
Non-controlling interests		35,659	37,192
Total Equity		7,366,429	7,338,971

Total Equity and Liabilities		15,281,803	14,593,748

The accompanying notes are an integral part of these interim consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2019

Amounts in thousands of U.S. dollars, except as indicated

INTERIM CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

		January-September		July-September
		2019	2018	2019	2018
	Note	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Statements of profit or loss

Revenue	9	4,126,911	4,573,911	1,387,155	1,549,920
Cost of sales	3	(2,960,167)	(2,796,546)	(1,054,296)	(938,484)
Gross profit		1,166,744	1,777,365	332,859	611,436
Other income	3	173,552	103,173	41,600	36,714
Distribution costs	3	(448,587)	(414,819)	(160,409)	(147,114)
Administrative expenses	3	(427,939)	(416,266)	(140,435)	(133,799)
Other expense	3	(87,184)	(52,836)	(37,178)	(19,217)
Profit from operating activities		376,586	996,617	36,437	348,020
Finance income	3	22,328	12,843	7,483	5,498
Finance costs	3	(192,718)	(159,319)	(65,778)	(56,238)

Share of profit of associates and joint ventures accounted for using equity method	3-15	3,881	28,689	(5,776)	4,680
Exchange rate differences		(19,509)	(22,267)	(12,290)	(6,037)
Profit before income tax		190,568	856,563	(39,924)	295,923
Income tax expense	5	(36,636)	(199,926)	10,329	(75,230)
Net Profit		153,932	656,637	(29,595)	220,693

Net profit attributable to

Net profit attributable to Parent company		153,682	657,075	(29,477)	220,840

Net profit attributable to Non-controlling interests		250	(438)	(118)	(147)
Net Profit		153,932	656,637	(29,595)	220,693

Basic and diluted earnings per share (in U.S.$ per share)

Basic and diluted earnings per share from continuing operations		1.3581	5.8066	(0.2605)	1.9516

Basic and diluted earnings per share		1.3581	5.8066	(0.2605)	1.9516

The accompanying notes are an integral part of these interim consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2019

Amounts in thousands of U.S. dollars, except as indicated

INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		January-September		July-September
		2019	2018	2019	2018
	Note	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Net profit		153,932	656,637	(29,595)	220,693
Components of other comprehensive income that will not be reclassified to profit or loss before tax:
Other comprehensive income before tax actuarial gain (losses) on defined benefit plans	10	1,174	(1,863)	675	(178)
Other Comprehensive Income that will not be reclassified to profit or loss before tax		1,174	(1,863)	(333)	(178)
Components of other comprehensive income that will be reclassified to profit or loss before tax:
Exchange differences on translation
Gains (losses) on exchange differences on translation, before tax	11	(76,473)	(202,229)	(89,952)	(34,369)
Other Comprehensive Income before tax exchange differences on translation		(76,473)	(202,229)	(89,952)	(34,369)
Cash flow hedges
Gains (losses) on cash flow hedges, before tax	23	35,516	63,363	3,118	11,972
Recycle of cash flow hedges to profit or loss before tax	23	(15,465)	(8,558)	(2,558)	(2,438)
Other Comprehensive Income before tax Cash flow hedges		20,051	54,805	560	9,534
Share of other comprehensive income of associates and joint ventures accounted for using equity method that will be reclassified to profit or loss before tax		25,938	(3,095)	17,776	(2,587)
Share of other comprehensive income of associates and joint ventures accounted for using equity method that will be reclassified to profit or loss before tax		25,938	(3,095)	17,776	(2,587)
Other Comprehensive income that will be reclassified to profit or loss before tax		(30,484)	(150,519)	(71,616)	(27,422)
Income tax relating to components of other comprehensive income that will not be reclassified to profit or loss before tax
Income tax relating to actuarial losses on defined benefit plans		(317)	503	(182)	48
Income tax relating to components of other comprehensive Income that will not be reclassified to profit or loss before tax		(317)	503	(182)	48
Income tax relating to components of other comprehensive Income that will be reclassified to profit or loss before tax
Income tax relating to cash flow hedges	5	(4,458)	(14,971)	701	(2,679)
Income tax relating to share of other comprehensive income of associates and joint ventures accounted for using equity method that will be reclassified to profit or loss		(6,467)	575	(4,296)	2,097
Income tax relating to components of other comprehensive income that will be reclassified to profit or loss		(10,925)	(14,396)	(3,595)	(582)
Other comprehensive income (loss)		(40,552)	(166,275)	(74,718)	(28,134)
Comprehensive income (loss)		113,380	490,362	(105,094)	192,559

Comprehensive Income (loss) attributable to
Comprehensive income (loss), attributable to Owners of parent company		114,728	495,692	(102,415)	193,481
Comprehensive income (loss), attributable to Non-controlling interests		(1,348)	(5,330)	(1,898)	(922)
Total comprehensive income (loss)		113,380	490,362	(104,313)	192,559

The accompanying notes are an integral part of these interim consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2019

Amounts in thousands of U.S. dollars, except as indicated

INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

09-30-2019	Issued Capital ThU.S.$	Reserve of exchange differences on translation ThU.S.$	Reserve of cash flow hedges ThU.S.$	Reserve of actuarial losses on defined benefit plans ThU.S.$	Other Reserves ThU.S.$	Total other Reserves ThU.S.$	Retained Earnings ThU.S.$	Equity attributable to owners of parent ThU.S.$	Non- controlling interests ThU.S.$	Total Equity ThU.S.$
Opening balance at 01-01-2019	353,618	(872,395)	13,395	(17,571)	687	(875,884)	7,824,045	7,301,779	37,192	7,338,971
Increase (decrease) for changes in accounting policies	—	—	—	—	—	—	(107)	(107)	—	(107)
Restated opening balance	353,618	(872,395)	13,395	(17,571)	687	(875,884)	7,823,938	7,301,672	37,192	7,338,864
Changes in Equity:
Comprehensive income
Net profit	—	—	—	—	—	—	153,682	153,682	250	153,932
Other comprehensive income, net of tax	—	(74,871)	15,593	853	19,471	(38,954)	—	(38,954)	(1,598)	(40,552)
Comprehensive income	—	(74,871)	15,593	853	19,471	(38,954)	153,682	114,728	(1,348)	113,380
Dividends	—	—	—	—	—	—	(74,200)	(74,200)	(128)	(74,328)
Increase (decrease) from transfers and other changes	—	—	—	—	—	—	(11,430)	(11,430)	(57)	(11,487)
Changes in equity	—	(74,871)	15,593	853	19,471	(38,954)	68,052	29,098	(1,533)	27,565
Closing balance at 09-30-2019	353,618	(947,266)	28,988	(16,718)	20,158	(914,838)	7,891,990	7,330,770	35,659	7,366,536

09-30-2018	Issued Capital ThU.S.$	Reserve of exchange differences on translation ThU.S.$	Reserve of cash flow hedges ThU.S.$	Reserve of actuarial losses on defined benefit plans ThU.S.$	Other Reserves ThU.S.$	Total other Reserves ThU.S.$	Retained Earnings ThU.S.$	Equity attributable to owners of parent ThU.S.$	Non- controlling interests ThU.S.$	Total Equity ThU.S.$
Opening balance at 01-01-2018	353,618	(691,772)	4,752	(18,926)	2,168	(703,778)	7,425,133	7,074,973	41,920	7,116,893
Increase (decrease) for changes in accounting policies	—	—	—	—	—	(1,918)	(1,956)	(3,874)	—	(3,874)
Restated opening balance	353,618	(691,772)	2,834	(18,926)	2,168	(705,696)	7,423,177	7,071,099	41,920	7,113,019
Changes in Equity:
Comprehensive income
Net profit	—	—	—	—	—	—	657,075	657,075	(438)	656,637
Other comprehensive income, net of tax	—	(197,336)	39,834	(1,360)	(2,520)	(161,382)	—	(161,382)	(4,893)	(166,275)
Comprehensive income	—	(197,336)	39,834	(1,360)	(2,520)	(161,382)	657,075	495,693	(5,331)	490,362
Dividends	—	—	—	—	—	—	(284,511)	(284,511)	(90)	(284,601)
Increase (decrease) from transfers and other changes	—	—	—	—	—	—	(172)	(172)	—	(172)
Changes in equity	—	(197,336)	39,834	(1,360)	(2,520)	(161,382)	372,392	211,010	(5,421)	205,589
Closing balance at 09-30-2018	353,618	(889,108)	42,668	(20,286)	(352)	(867,078)	7,795,569	7,282,109	36,499	7,318,608

The accompanying notes are an integral part of these interim consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2019

Amounts in thousands of U.S. dollars, except as indicated

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the years ended September 30,
	2019	2018
	ThU.S.$	ThU.S.$
STATEMENTS OF CASH FLOWS

Cash Flows from (used in) Operating Activities

Classes of cash receipts from operating activities

Receipts from sales of goods and rendering of services	4,462,712	4,442,076
Other cash receipts from operating activities	345,537	288,458
Classes of cash payments
Payments to suppliers for goods and services	(3,311,656)	(3,090,396)
Payments to and on behalf of employees	(469,077)	(423,270)
Other cash payments from operating activities	(104,399)	(164,262)
Interest paid	(159,961)	(128,590)
Interest received	21,025	7,229
Income taxes paid	(273,509)	(60,225)
Other inflows (outflows) of cash, net	(4,792)	(3,928)
Net Cash flow from Operating Activities	505,880	867,092

Cash flows from (used in) Investing Activities
Cash flow from loss of control of subsidiaries and other businesses	102,080	—
Cash flow used in obtaining control of subsidiaries or other businesses	(171,821)	(16,592)
Cash used for the purchase of non-controlling interests	(470)	(960)
Other cash receipts from sales of equity or debt instruments in other entities	—	2
Proceeds from sale of property, plant and equipment	7,516	6,516
Purchase of property, plant and equipment	(652,523)	(392,680)
Purchase of intangible assets	(15,266)	(791)
Proceeds from sales of other long-term assets	3,639	3,235
Purchase of other non-current assets	(177,703)	(168,113)
Dividends received	13,007	10,330
Other inflows (outflows) of cash, net	346	298
Cash flows from (used in) Investing Activities	(891,195)	(558,755)

Cash flows from (used in) Financing Activities
Total borrowings obtained	1,146,234	445,474
Debt obtained in long-term	1,129,127	90,000
Debt obtained in short-term	17,107	355,474
Repayments of borrowings	(431,198)	(462,773)
Payments of lease liabilities	(59,868)	(5,236)
Dividends paid	(182,109)	(114,689)
Other outflows of cash, net	(7,853)	(728)
Cash flows from (used in) Financing Activities	465,206	(137,952)

Net increase (decrease) in Cash and Cash Equivalents before effect of exchange rate changes	79,891	170,385
Effect of exchange rate changes on cash and cash equivalents	(13,603)	(25,485)

Net increase (decrease) of Cash and Cash Equivalents	66,288	144,900
Cash and cash equivalents, at the beginning of the period	1,075,942	589,886
Cash and cash equivalents, at the end of the period	1,142,230	734,786

The accompanying notes are an integral part of these interim consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2019

Amounts in thousands of U.S. dollars, except as indicated

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2019 AND 2018 AND DECEMBER 31, 2018

NOTE 1. PRESENTATION OF INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Entity Information

Celulosa Arauco y Constitución S.A. and subsidiaries, (hereafter “Arauco” or the “Company”), tax identification number 93,458,000-1, is a closely held corporation, that was registered in the Securities Registry (the “Registry”) of the Chilean Commission for the Financial Market (“CMF”) as No. 042 on June 14, 1982. Additionally, the Company is registered as a non-accelerated filer in the Securities and Exchange Commission (SEC) of the United States of America.

The Company’s head office address is El Golf Avenue 150, 14th floor, Las Condes, Santiago, Chile.

Arauco is principally engaged in the production and sale of products related to the forestry and timber industries. Its main operations are focused on business areas of pulp, wood products and forestry.

As of September 30, 2019, Arauco is controlled by Empresas Copec S.A., tax identification number 90,690,000-9, which owns 99.9780% of Arauco, and is registered in the Securities Registry as No. 0028. Each of the above mentioned companies is subject to the oversight of the CMF.

Moreover, Empresas Copec S.A. is controlled by the public corporation AntarChile S.A., tax identification number 96,556,310-5, which owns 60.8208% of Empresas Copec S.A. Furthermore, the ultimate shareholders of AntarChile S.A. and, consequently, of Empresas Copec S.A., are Mrs. María Noseda Zambra de Angelini, Mr. Roberto Angelini Rossi and Mrs. Patricia Angelini Rossi. It is noted in this regard, that Mrs. María Noseda Zambra de Angelini passed away on April 15, 2018, and the effective possession of her property is in process. More details of the control of Celulosa Arauco y Constitución S.A. can be obtained from its Annual Report 2018, which appears on its website.

Arauco’s Interim Consolidated Financial Statements were prepared on a going concern basis.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2019

Amounts in thousands of U.S. dollars, except as indicated

Presentation of Interim Consolidated Financial Statements

The Interim Consolidated Financial Statements presented by Arauco are comprised by the following:

•	Interim Consolidated Statements of Financial Position as of September 30, 2019 and December 31, 2018.

•	Interim Consolidated Statements of Profit or Loss for the periods ended September 30, 2019 and 2018.

•	Interim Consolidated Statements of Comprehensive Income for the periods ended September 30, 2019 and 2018.

•	Interim Consolidated Statements of Changes in Equity for the periods ended September 30, 2019 and 2018.

•	Interim Consolidated Statements of Cash Flows for the periods ended September 30, 2019 and 2018.

•	Explanatory disclosures (notes)

Period Covered by the Interim Consolidated Financial Statements

Nine-month period ended September 30, 2019 and 2018.

Date of Approval of the Interim Consolidated Financial Statements

These interim consolidated financial statements were approved by the Board of Directors of the Company (the “Board”) at the Extraordinary Meeting No. 620 on November 8, 2019.

Abbreviations used in this report:

IFRS - International Financial Reporting Standards

IASB - International Accounting Standards Board

IAS - International Accounting Standards

IFRIC - International Financial Reporting Standards Interpretations Committee

MU.S.$ - Millions of U.S. dollars

ThU.S.$ - Thousands of U.S. dollars

U.F. - Inflation index-linked units of account

UTA - Annual Tax Unit

ICMS - Tax movement of inventories and services (Brazil)

Functional and Presentation Currency

Arauco and most of its subsidiaries determined the United States (“U.S.”) Dollar as its functional currency since the majority of its revenues from sales of its products are derived from exports denominated in U.S. Dollars, while their costs of sales are to a large extent related or indexed to the U.S. Dollar.

For the pulp reportable segment, most of the sales are exports denominated in U.S. Dollars and costs are mainly related to plantation costs which are settled in U.S. Dollars.

For the wood products and forestry reportable segments, although total sales include a mix of domestic and exports sales, prices of the products are established in U.S. Dollars, which is also the case for the cost structure of the related raw materials.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2019

Amounts in thousands of U.S. dollars, except as indicated

In relation to the cost of sales, although labor and services costs are generally billed and paid in local currency, these costs are not as significant as the costs of raw materials, which are driven mainly by global markets and therefore, influenced mostly by the U.S. Dollar.

The currency used to finance operations is mainly the U.S. Dollar.

The presentation currency of the interim consolidated financial statements is the U.S. Dollar. Figures on these interim consolidated financial statements are presented in thousands of U.S. Dollar (ThU.S.$).

Summary of significant accounting policies

a)	Basis for preparation of the interim consolidated financial statements

The interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and they represent the explicit and unreserved adoption of IFRS.

The interim consolidated financial statements have been prepared on a historical cost basis, except for biological assets and certain derivative financial instruments which are measured at revalued amounts or fair value at the end of each period as explained in the following significant accounting policies.

b)	Critical accounting estimates and judgments

The preparation of these interim consolidated financial statements, in accordance with IFRS, requires management to make estimates and assumptions that affect the carrying amounts reported. These estimates are based on historical experience and various other assumptions that are considered to be reasonable. Actual results may differ from these estimates. Management believes that the accounting policies below are the critical judgments that have the most significant effect on the amounts recognized in the interim consolidated financial statements.

- Biological Assets

The recovery of forest plantations is based on discounted cash flow models which means that the fair value of biological assets is calculated using cash flows from continuing operations on a discounted basis, based on our sustainable forest management plans and the estimated growth of forests.

These discounted cash flows require estimates in growth, harvest, sales prices and costs; therefore, it is important that management makes appropriate estimates of future levels and trends for sales and costs, as well as conduct regular surveys of the forests to establish the volumes of wood available for harvesting and their current growth rates. The main considerations used to measure forest plantations are presented in Note 20, including a sensitivity analysis.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2019

Amounts in thousands of U.S. dollars, except as indicated

- Goodwill

Goodwill represents the excess of the acquisition cost over the fair value of the Group’s holding in the identifiable net assets of the acquired subsidiary at the date of acquisition. The aforementioned fair value is determined whether based on assessments and/or the discounted future flow method using hypotheses in their determination, such as sales prices and industry indexes, among others. See Note 17.

- Litigation and Contingencies

Arauco and its subsidiaries are subject to certain litigation proceedings. Future impact on Arauco’s financial condition derived from such litigations is estimated by management, in collaboration with its legal advisors. Arauco applies judgment when interpreting the reports of its legal advisors who provide updated estimates of the legal contingencies at each reporting period and/or at each time a modification is determined to be necessary. For a description of current litigations see Note 18.

c)	Consolidation

The interim consolidated financial statements include all entities over which Arauco has the power to direct the relevant financial and operating activities. Subsidiaries are consolidated from the date on which control is obtained and up to the date that control ceases.

Specifically, a company controls an investee or subsidiary if, and only if, they have all of the following:

(a) power over the investee, i.e. the investor has existing rights which give it the ability to direct the relevant activities (the activities that significantly affect the investee’s returns);

(b) exposure or rights to variable returns from involvement with the investee; and

(c) the ability to use power over the investee to affect the amount of the investor’s returns.

When Arauco holds less than the majority of the voting rights in a company in which it participates, it nonetheless has the power over said company - when these voting rights are enough - to grant it in practice the ability to unilaterally direct said company’s relevant activities. Arauco takes into account all facts and circumstances in order to assess if the voting rights in a company in which it participates are enough for granting it the power, including:

a) the size of the investor’s holding of voting rights relative to the size and dispersion of holdings of the other vote holders;

b) potential voting rights held by the investor, other vote holders or other parties;

c) rights arising from other contractual arrangements; and

d) any additional facts and circumstances that indicate the investor has, or does not have, the current ability to direct the relevant activities at the time that decisions need to be made, including voting patterns at previous shareholders’ meetings.

The Company will reevaluate whether or not it holds control of a company in which participates if the facts and circumstances indicate that changes have occurred in one or more of the three elements of control mentioned above.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2019

Amounts in thousands of U.S. dollars, except as indicated

Consolidation of an investee shall begin from the date the investor obtains control of the investee and cease when the investor loses control of the investee. An entity includes the income and expenses of an acquired or sold subsidiary in the consolidated financial statements from the date it gains control until the date when the entity ceases to control the subsidiary.

The profit or loss of each component of other comprehensive income is attributed to owners of the parent company and the non-controlling interest, as appropriate. Total comprehensive income is attributed to the owners of the parent company and non-controlling interests even if the results of the non-controlling interest have a deficit balance.

If a subsidiary uses accounting policies other than those adopted in the consolidated financial statements for transactions and other events in similar circumstances, appropriate adjustments are made to the interim consolidated financial statements of subsidiaries in order to ensure compliance with Arauco’s accounting policies.

All intercompany transactions and unrealized gains and losses from subsidiaries have been fully eliminated from these interim consolidated financial statements and non-controlling interest is presented in the interim consolidated statement of financial position within equity, separately from the equity of the owners of the parent company.

The interim consolidated financial statements at the end of this period include the assets, liabilities, income and expenses of the subsidiaries shown in Note 13.

Certain consolidated subsidiaries have Brazilian Real, Argentine Pesos, Canadian Dollars and Chilean Pesos as their functional currencies. For consolidation purposes, the financial statements of those subsidiaries have been prepared in accordance with IFRS and translated as indicated in Note 1 (e) (ii).

A parent company will present non-controlling interests in the interim consolidated statement of financial position within equity, separately from the equity of the owners of the parent company.

d)    Segments

Arauco has defined its reportable segments according to its business areas, based on the products and services sold to its customers. This definition is consistent with the management, resource allocation and performance assessment made by key personnel responsible for making relevant decisions related to the Company’s operation. The personnel responsible for making such decisions are the Executive Vice-president and the Chief Executive Officer who are the highest authorities for making decisions and are supported by the Corporate Managing Directors of each segment.

Based on the aforementioned process, the Company has established reportable segments according to the following business units:

•	Pulp

•	Wood products

•	Forestry

Refer to Note 24 for detailed financial information by reportable segment.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2019

Amounts in thousands of U.S. dollars, except as indicated

e)	Functional currency

(i)	Functional currency

All items in the financial statements of Arauco and each of its subsidiaries, associates and jointly controlled entities are measured using the currency of the primary economic environment in which each entity operates (the functional currency). The interim consolidated financial statements are presented in U.S. dollars, which is Arauco’s functional and presentation currency.

(ii)	Translation to the presentation currency of Arauco

For the purposes of presenting interim consolidated financial statements, assets and liabilities of Arauco’s operations in a functional currency different from Arauco’s are translated into U.S. dollars using exchange rates prevailing at the end of each reporting period. Income and expense items are translated at the average exchange rates for the period, unless exchange rates fluctuate significantly during that period, in which case the exchange rates at the dates of the transactions are used. Exchange rate differences are recognized in other comprehensive income and accumulated in “Other reserves” within–equity.

(iii)	Foreign Currency Transactions

Transactions in currencies other than the functional currency are recognized at the exchange rates prevailing at the dates of the transactions. Profit or loss on transactions in currencies other than the functional currency resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies, are recognized in the statements of profit or loss, except those which are recorded in other comprehensive income and accumulated in equity such as cash flows hedging derivatives.

f)	Cash and cash equivalents

Cash and cash equivalents include cash-on-hand, deposits held on demand at financial entities and other short term highly liquid investments with an original maturity of three months or less and which are subject to an insignificant risk of changes in value.

g)	Financial Instruments

Financial assets

Initial classification

Arauco classifies its financial assets into the following categories: fair value through profit or loss and amortized cost.

Arauco does not have financial assets at fair value through other comprehensive income.

The classification is based on the business model used to manage the assets and the characteristics of their contractual cash flows.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2019

Amounts in thousands of U.S. dollars, except as indicated

Management determines the classification of its financial assets at the time of their initial recognition.

(a) Financial assets at fair value through profit or loss: these instruments are initially measured at fair value. Net income and losses, including any income from interest or dividends, are registered in the profit or loss of the period. Financial assets are classified in the category of financial assets at fair value through profit or loss when they are maintained for negotiation or designated in their initial registration as assets at fair value through profit or loss. A financial asset can be classified in this category if it is acquired mainly for the purposes of being sold in the short-term. Gain or losses of assets held for negotiations are registered in the consolidated statements of Profit or Loss, and the related interest is registered independently as financial income. Derivatives are classified as acquired for negotiation also unless they are designated as hedging instruments.

(b) Assets measured at amortized cost: they are initially registered at the fair value of the transaction, adding or subtracting the transaction costs that are directly attributable to the issuance of the financial asset or financial liability. The financial asset is maintained within a business model, the objective of which is to maintain financial assets to obtain contractual cash flows and the contractual conditions of the asset give rise, on specified dates, to cash flows that are solely payments of principal and interests (“SPPI”) over the amount of the outstanding principal.

Subsequent measurement

Financial instruments are subsequently measured at fair value through profit or loss or amortized cost.

The classification is based on two criteria: i) the Company’s business model for the management of financial instruments, and ii) whether the contractual cash flows related to the financial instruments represent “Solely Payments of Principal and Interests”.

a) Financial assets at fair value through profit or loss: these instruments are subsequently measured at fair value. Net earnings and losses, including income from interests and dividends, are registered as profits or losses for the period. These instruments are held for negotiation and they are mainly acquired to be sold in the short term. Derivatives are also classified as held for negotiation, unless they are registered as hedging instruments. Financial instruments of this type are classified as Other Current and Non-Current Financial Assets. They are subsequently valuated by determining their fair value, registering changes in value in the interim consolidated statements of Profit or Loss, in the items of Financial Income or Financial Costs.

b) Financial assets measured at amortized cost: These instruments are subsequently measured at amortized cost minus accumulated amortizations, using the effective interest method and adjusted by loss allowance and volume discounts, in the case of financial assets. Financial income and expenses, foreign exchange income and losses, and impairment are registered in results. Any earnings or losses due to initial or subsequent reductions of the value of the asset are registered in the statement of profit or loss of the period. Loans and receivables are non-derivative financial instruments with fixed or determinable payments not traded in any active market. They are registered at amortized cost, registering accrued conditions directly in profit or loss.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2019

Amounts in thousands of U.S. dollars, except as indicated

Arauco measures accumulated losses in a quantity equivalent to expected credit losses during the lifelong commitment. Expected credit losses are based on contractual cash flow differences based on the allowance of each contract and the cash flows that Arauco expects. The difference is then discounted based on an approximation of the asset’s original effective interest rate. The asset’s carrying value is reduced as the allowance is used, and the loss is recognized in sales expenses in the financial statements. When an account receivable cannot be collected, it is regularized against the allowance account for receivables. Subsequent recoveries of previously impaired amounts are recognized as a debit in distribution costs.

Derivative financial instruments are explained in Note 1 h).

Financial liabilities

Arauco classifies its financial liabilities as follows: fair value through profit or loss, derivatives designated as effective hedging instruments and amortized costs.

Management determines the classification of its financial liabilities upon initial recognition. Financial liabilities are derecognized when the obligation is cancelled, settled or expired. When an existing financial liability is replaced with another of the same provider under substantially different terms, or where the terms of an existing liability are substantially amended, such exchange or modification is treated as a write-off of the original liability, with a new liability being recognized, and the difference between the respective carrying amounts is recognized in the interim consolidated statement of profit or loss.

Financial liabilities are initially recognized at fair value, and in the case of loans, they include the costs directly attributable to the transaction. The subsequent measurement of the financial liabilities depends on their classification:

Financial Liabilities at fair value through profit or loss

Financial liabilities are included in the category of financial liabilities at fair value through profit or loss when they are held for trading or originally designated at fair value through profit or loss. Income and losses from liabilities held for trading are recognized in profit or loss. This category includes non-designated derivatives for hedging accounting.

Financial Liabilities at amortized cost

Other financial liabilities are subsequently valued at their amortized cost based on the effective interest rate method. The amortized cost is calculated taking into account any premium or acquisition discount, and includes the costs of transactions that are an integral part of the effective interest rate. This category includes Commercial Accounts Payable and Other Accounts Payable, lease liabilities, as well as the loans included in Other Current and Non-Current Financial Liabilities.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2019

Amounts in thousands of U.S. dollars, except as indicated

h)	Derivative financial instruments

(i) Derivative Financial Instruments - The Company enters into a variety of derivative financial instruments to manage its exposure to interest rate and foreign exchange rate risks, including foreign exchange forward contracts, interest rate swaps, currency swaps and zero cost collar contracts. The Company’s policy is to enter into derivatives contracts only for economic hedging purposes and there are no instruments with speculation objectives.

Derivatives are initially recognized at fair value at the date the derivative contracts are entered into and are subsequently re-measured at fair value at the end of each reporting period. The resulting gain or loss is recognized in profit or loss unless the derivative is designated as a hedging instrument and complies with hedge accounting requirements, in which event the timing of the recognition in profit or loss depends on the nature of the hedge relationship.

(ii) Embedded derivatives - The Company assesses the existence of embedded derivatives in financial instrument contracts. Derivatives embedded in non-derivative host contracts are treated as separate derivatives when they meet the definition of a derivative, their risks and characteristics are not closely related to those of the host contracts and the contracts are not measured at FVTPL as a whole. Arauco has determined that no embedded derivatives currently exist.

(iii) Hedge accounting - The Company designates certain hedging instruments as either fair value hedges or cash flow hedges.

At the inception of the hedge relationship, the entity documents the relationship between the hedging instrument and the hedged item, along with its risk management objectives and its strategy for undertaking various hedge transactions. Furthermore, at the inception of the hedge and on an ongoing basis, Arauco documents whether the hedging instrument is highly effective in offsetting changes in fair values or cash flows of the hedged item attributable to the hedged risk.

-Fair Value Hedges - Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recognized in profit or loss immediately, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk.

-Cash flow hedges - The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income and accumulated under the heading of cash flow hedging reserve. The gain or loss relating to the ineffective portion is recognized immediately in profit or loss, and is included in the Finance costs line item in the interim consolidated statement of profit or loss. Amounts previously recognized in other comprehensive income are reclassified to profit or loss in the periods when the hedged item affects profit or loss, in the same line as the recognized hedged item.

Hedge accounting is discontinued when the Group revokes the hedging relationship, when the hedging instrument expires or is sold, terminated, or exercised, or when it no longer qualifies for hedge accounting. Any gain or loss recognized in other comprehensive income and accumulated in equity at that time remains in equity and is recognized when the forecasted transaction is ultimately recognized in profit or loss. When a forecasted transaction is no longer expected to occur, the gain or loss accumulated in equity is recognized immediately in profit or loss.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2019

Amounts in thousands of U.S. dollars, except as indicated

i)	Inventories

Inventories are measured at the lower of cost or net realizable value. Cost is determined using the weighted average cost method.

The cost of finished and in process products includes the cost of raw materials, direct labor, other direct costs and manufacturing overhead expenses.

Initial costs of harvested wood are determined at fair value less cost of sale at the point of harvest.

Biological assets are transferred to inventories when forests are harvested.

Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

When market conditions result in the production costs of a product exceeding its net realizable value, the inventories are written-down to their net realizable value. This write-down also includes obsolescence amounts resulting from slow moving inventories and technical obsolescence.

Spare parts that will be consumed in a period of less than twelve months are presented in inventories and recognized as an expense when they are consumed.

j)	Non-current assets held for sale

The Group classifies certain property, plant and equipment, intangible assets, investments in associates and disposal groups (groups of assets to be sold together with their directly associated liabilities) as non-current assets held for sale which as of the date of the interim consolidated statements of financial position are the subject of active sale efforts which are estimated to be highly probable.

These assets or disposal groups are measured at the lower of the carrying amount or the fair value less the costs to sell, and are no longer depreciated or amortized from the time they are classified as non-current assets held for sale.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2019

Amounts in thousands of U.S. dollars, except as indicated

k)	Business Combinations

Arauco applies the acquisition method to account for a business combination. This method requires the identification of the acquirer, determination of the acquisition date, recognition and measurement of the identifiable assets acquired, the liabilities assumed and any non-controlling interest in the acquiree; and recognition and measurement of goodwill or a gain from a bargain purchase. Identifiable assets acquired and liabilities assumed and any contingent liabilities in a business combination are initially measured at fair value at the acquisition date, except:

-deferred tax assets or liabilities, and assets or liabilities related to employee benefit arrangements are recognized and measured in accordance with IAS 12 Income Taxes and IAS 19 respectively;

-liabilities or equity instruments related to share-based payment arrangements of the acquiree or share-based payment arrangements of the Group entered into to replace share-based payment arrangements of the acquiree are measured in accordance with IFRS 3 at the acquisition date; and

-assets (or disposal groups) that are classified as held for sale in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations are measured in accordance with such standard.

Acquisition-related costs are accounted for as expenses when they are incurred, except for costs to issue debt or equity securities which are recognized in accordance with IAS 32 and IFRS 9.

A parent will present non-controlling interests in the interim consolidated statement of financial position within equity, separately from the equity of the owners of the parent company.

Changes in the ownership interest of a parent in its subsidiary that do not result in a loss of control are treated as equity transactions. Any difference between the amount by which non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to owners of the parent company. No adjustment is made to the carrying amount of goodwill, neither gains nor losses are recognized in the statement of profit or loss.

Non-controlling interests that are present ownership interests and entitle their holders to a proportionate share of the entity’s net assets in the event of liquidation may initially be measured either at fair value or at the present ownership instruments’ proportionate share of non-controlling interests, in the recognized amounts of the acquirer’s identifiable net assets. The choice is made on a transaction-by-transaction basis.

Arauco measures the fair value of the acquired company in the business combination achieved in each stage (“step acquisition”), recognizing the effects of remeasurement of previously held equity in the acquiree in the statements of profit or loss.

If the initial accounting for a business combination is not completed by the end of the reporting period in which the combination occurs, Arauco reports preliminary amounts for the items for which the accounting is incomplete. During the measurement period (no more than one year), these preliminary amounts are retrospectively adjusted, or additional assets or liabilities are recognized to reflect new information about facts and circumstances that existed at the acquisition date, if known, would have affected the amounts recognized at that date.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2019

Amounts in thousands of U.S. dollars, except as indicated

Business combinations that are under common control transactions are accounted using as a reference the pooling of interest. Under this method, assets and liabilities related to the transaction carry over the previous carrying values. Any difference between assets and liabilities included in the consolidation and the consideration transferred, is accounted in equity.

l)	Investments in associates and joint arrangements

Associates are entities over which Arauco exercises significant influence, but not control. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies.

Joint arrangement is defined as an entity over which there is joint control, which exists only when the decisions about strategic of activities, both financial and operational, require the unanimous consent of the parties sharing control.

Investments in joint arrangements are classified as a joint venture or as a joint operation. A joint operation is a joint arrangement in which the parties that have joint control of the arrangement (i.e. joint operators) have rights to the assets and obligations for the liabilities, relating to the arrangement. A joint venture is a joint arrangement in which the parties that have joint control of the arrangement (i.e., participants in a joint venture) have rights to the net assets of the arrangement.

Investments in associates and joint ventures are accounted for using the equity method and are initially recognized at cost. Their carrying amount is increased or decreased to recognize the portion corresponding to the statement of profit or loss or to the statement of comprehensive income. Dividends received are recognized by deducting the amount received from the carrying amount of the investment. Arauco’s investment in associates includes goodwill (both net of any accumulated impairment loss).

The investments in joint operations are recognized through consolidation of assets, liabilities and results of operations in relation to Arauco’s ownership percentage.

If the acquisition cost is lower than the fair value of the net assets of the associate acquired, the difference is recognized directly in statement of profit or loss in line Other gains (losses).

Investments in associates and joint ventures are presented in the interim consolidated statement of financial position in the line item “Investments accounted for using equity method”.

If Arauco’s share of losses of an associate or joint venture equals or exceeds its interest in the associate or joint venture, Arauco discontinues recognizing its share of further losses. After Arauco’s carrying value in the investee is reduced to zero, additional losses are provided for, and a liability is recognized, only to the extent that Arauco has incurred legal or constructive obligations or made payments on behalf of the associate or joint venture. If the associate or joint venture subsequently reports profits, Arauco resumes recognizing its share of those profits only after its share of the profits equals the share of losses not recognized.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2019

Amounts in thousands of U.S. dollars, except as indicated

m)	Intangible assets other than goodwill

After initial recognition, intangible assets with finite useful lives are carried at cost less any accumulated amortization and impairment losses.

Amortization of an intangible asset with a finite useful life is allocated over the asset’s useful life. Amortization begins when the asset is available for use, i.e., when it is in the location and condition necessary for it to be capable of operating in the manner intended by management.

(i)	Computer Software

Computer software licenses are capitalized in terms of the costs incurred to acquire and make them compatible with existing software. These costs are amortized over the estimated useful lives of the software.

(ii)	Water Rights, Easements and Other Rights

This item includes water rights, easements and other acquired rights recognized at historical cost which have indefinite useful lives as there is no foreseeable limit to the period over which these assets are expected to generate future cash flows. These rights are not amortized, but are tested for impairment at least annually, or when there is any indication that the assets might be impaired.

(iii)	Customers and trade relations with customers

Correspond to the valuation over the time of the established relationship with customers, from the sale of products and services through its sales team. These relations will materialize in sales orders, which generate revenue and cost of sales. The useful life has been determined to be 15 years.

n)	Goodwill

Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interest in the acquired company, and the fair value of the acquirer’s previously held equity interest in the acquired company (if any) over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed. If the total of consideration transferred, non-controlling interest recognized and previously held interest measured is less than the fair value of the net assets of the subsidiary acquired in the case of a bargain purchase, the difference is recognized directly in the statements of profit or loss.

Goodwill is not amortized but tested for impairment on annual basis.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For purposes of impairment testing, goodwill in a business combination is allocated as of the acquisition date to the cash generating unit or a group of cash generating units expected to benefit from the synergies of the combination irrespective of whether other assets or liabilities of the acquired company are allocated to those units or group of units.

The goodwill generated on acquisitions of foreign companies, is expressed in the functional currency of such foreign company.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2019

Amounts in thousands of U.S. dollars, except as indicated

Goodwill recognized in subsidiaries Arauco Canada Ltd., Arauco do Brasil S.A. and Arauco Argentina S.A., generated on subsidiaries acquisitions whose functional currency is different from the functional currency of the parent company and presentation of these financial statements, are translated into U.S. Dollars at the closing exchange rate.

o)	Property, Plant and Equipment

Property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment. The cost includes expenditures that are directly attributable to the acquisition of the assets.

Subsequent costs, such as improvements and replacement of components, are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to Arauco and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized from property, plant and equipment. All other repairs and maintenance costs are expensed in the period in which they are incurred.

Arauco capitalizes borrowing costs that are directly attributable to the acquisition, construction or production of qualifying assets as part of the cost of those assets, until the assets are ready for their intended use (See Note 12).

Depreciation is calculated by components using the straight-line method.

The useful lives of the items of property, plant and equipment is estimated according to the expected use of the assets. The residual values and useful lives of assets are reviewed and adjusted, if appropriate, annually.

p)	Leases

Arauco applies IFRS 16 for recognizing leases in a manner consistent with contracts with similar features and akin circumstances.

At the beginning of a contract, Arauco assesses whether the contract is, or if it contains, a lease. A contract is, or contains, a lease if it transfers the right to control the use of a given asset for a certain period of time, in exchange for consideration.

As of the initial date for recording a lease, Arauco, as lessee, recognizes an asset by the right of use at cost.

The cost of the asset for right of use comprises:

-

The amount of the initial measurement of the lease liability. This measurement is at present value of the payments for leases that have not been disbursed as of that date. Payments for leases are discounted using the incremental interest rate for financial loans;

-	Payments for leases performed prior to or as of the initiation date, minus the lease incentives that have been received;

-	The initial direct costs incurred by the lessee; and

-

An estimation of the costs to be incurred by the lessee when dismantling and eliminating the underlying asset, restoring the location where the same is located, or restoring the underlying asset to the condition required under the terms and conditions of the lease, unless such costs are incurred in order to produce

CELULOSA ARAUCO Y CONSTITUCION S.A.

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Unaudited Interim Consolidated Financial Statements

September 30, 2019

Amounts in thousands of U.S. dollars, except as indicated

inventories. The lessee assumes obligations stemming from such costs either at the commencement date, or as a result of having used the underlying asset during a specific period.

After the initial recognition, Arauco, as lessee, recognizes its asset for right of use by applying the cost model, minus the accumulated depreciation and the impairment losses, and adjusted for remeasurement of the liability for lease.

At the beginning, Arauco in the capacity of lessee, recognizes the lease liability at present value of the lease payments that have not been disbursed as of that date. Lease payments are discounted using the incremental interest rate for financial loans.

After the initial recognition, Arauco, as lessee, recognizes a liability for leases by increasing the book value, so as to reflect the interest over the liability for lease, reducing the amount in order to reflect the payments for leases that have been performed and once again recognizing the book value, so as to reflect the remeasurement and also to reflect the essential fixed payments for leases that have been revised.

Arauco presents the assets by right of use in the Interim Consolidated Statement of Financial Position, within Properties, Plants and Equipment, and are further disclosed in Note 7. Likewise, lease liabilities are included in the Interim Consolidated Statement of Financial Position within Other Current and Non-Current Financial Liabilities, and further disclosed as Lease liabilities in note 23.

q)	Biological Assets

IAS 41 requires that biological assets, such as standing trees, are measured at fair value less cost to sell in the statement of financial position. Forestry plantations are accounted for at fair value less costs to sell, based on the presumption that fair values of these assets can be measured reliably.

The measurement of forestry plantations is based on discounted cash flow models whereby the fair value of the biological assets is determined using estimated future cash flows from continuing operations calculated using our sustainable forest management plans and including the estimated growth of the forests. This valuation is performed on the basis of each identifiable farm block and for each type of tree.

The measurement of new forestry plantations made during the current year is made at cost, which corresponds to the fair value at that date. After twelve months, the valuation methodology used is that explained in the preceding paragraph.

Biological assets shown as current assets correspond to those forestry plantations that will be harvested in the short term.

Biological growth and changes in fair value of forestry plantations are recognized in the line item “Other income” in the interim consolidated statement of profit or loss.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2019

Amounts in thousands of U.S. dollars, except as indicated

r)	Income taxes

The tax liabilities are recognized in the interim consolidated financial statements based on the determination of taxable income for the year and calculated using the tax rates in force in the countries where Arauco operates.

Deferred income tax is recognized using liability method, on the temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated annual accounts. Deferred income tax is determined using tax rates contained in laws adopted as of the date of the financial statements and that are expected to be applicable when the related deferred tax asset is realized or the deferred income tax liability is settled.

Deferred taxes are recognized in accordance with the standards established in IAS 12 - Income Tax.

The goodwill arising on business combinations does not give rise to deferred tax.

The deferred tax assets and tax credits are generally recognized for all deductible temporary differences to the extent that it is probable that future taxable profit will be available against which those deductible temporary differences can be utilized.

s)	Provisions

Provisions are recognized when the Company has a present obligation, legal or constructive, as a result of past events, under which, it is probable that an outflow of resources will be required to settle the obligation; and when a reliable estimate can be made of the amount of the obligation. The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period.

t)	Revenue recognition

Revenues are valued at fair value of the consideration received or to be received, derived from them.

Arauco analyses and takes under consideration all relevant facts and circumtances to apply the five-step model established under IFRS 15 to customer contracts: (i) identify the contract, (ii) identify the performance obligations, (iii) determine the transaction price, (iv) allocate the transaction price, and (v) recognise revenue. Aditionally, Arauco evaluates the incremental costs of obtaining a contract and the costs incurred to comply with a contract.

Arauco recognizes revenues when the steps established in IFRS have been satisfactorily complied with.

Accounts receivable are recognized when control over goods or services has been transferred to the customer, because at this point of the time collection is unconditional and the passage of time is only needed to receive payment.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2019

Amounts in thousands of U.S. dollars, except as indicated

(i)	Revenue recognition from the Sale of Goods

Revenue from the sale of goods is recognized when Arauco has transferred to the buyer the significant risks and rewards of ownership of the committed goods, when the amount of revenue can be reliably measured, when Arauco does not retain any managerial involvement over the goods sold and when it is probable that the economic benefits associated with the transaction will flow to Arauco and the costs incurred in respect of the transaction can be measured reliably. Revenue from the sale of goods are recognized when there is no obligation unsatisfied that could affect the customer’s acceptance of the product. The delivery is effective when the products are sent to the specific location, the risks of obsolescence and loss have been transferred to the customer and when Arauco has objective evidence that all acceptance criteria have been satisfied.

Sales are recognized in terms of the price agreed to in the sales contract, less any volume discounts and estimated product returns at the date of the sale. There is no significant financing component given that receivables from sales are collected within a short period, which is in line with market practices.

The structure for recognizing revenue from export sales is based on the 2010 Incoterms, which are the official rules for the interpretation of commercial terms issued by the International Chamber of Commerce.

The main Incoterms used by Arauco are the following:

“CFR (Cost and freight)”, where the company bears all costs including main transportation, until the products arrives at its port of destination. The risk is transferred to the purchaser once the products have been loaded onto the vessel, in the country of origin.

“CIF (Cost Insurance & Freight)”, where the Company organizes and pays for external freight services and some other expenses. Arauco is no longer responsible for the products once they have been delivered to the ocean carrier company. The point of sale is the delivery of the products to the carrier chartered by the seller.

(ii)	Revenue recognition from Rendering of Services

Revenue from the rendering of services is recognized as long as the performance obligation have been satisfied.

Revenue is recognized considering the stage of completion of the transaction at the date of the reporting period, when Arauco has the enforceable right of payment from the rendering of the services.

There is no significant financing component, given that sales are made with a reduced average collection period, which is in line with market practice.

Arauco mainly provides power supply services which are transacted principally in the spot market of the Sistema Eléctrico Nacional (SEN) (“National Electrical System”). According to current regulations, the prices on that market called “Marginal Costs” are calculated by the Coordinador Eléctrico Nacional (CEN) (“National Electrical Coordinator”) and are generally recognized in the period in which the services are rendered.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2019

Amounts in thousands of U.S. dollars, except as indicated

Electrical power is generated as a by-product of the pulp and wood process and is a complementary business to it, which is initially supplied to the group’s subsidiaries and any surplus is sold to the SEN.

Arauco provides other non-core services such as port services and pest control whose revenues are derived from fixed price service contracts are recognized considering the stage of completion of the services rendered at the date of reporting, generally during the period of the service contract on a straight-line basis over the term of the contract.

Revenues from reportable segments mentioned in Note 24 are measured in accordance with the policies indicated in the preceding paragraphs.

Revenues from inter-segment sales (which are made at market prices) are eliminated in the interim consolidated financial statements.

u)	Minimum dividend

Article No. 79 of the Chilean Corporations Law states that, unless otherwise unanimously agreed by the shareholders, corporations must distribute annually at least 30% of net income for the current year as cash dividend to shareholders determined in proportion to their shares or in the proportion established in the by-laws for preferred shares, if any, except where necessary to absorb accumulated losses from prior years.

The General Shareholders’ Meeting of Arauco agreed to distribute annual dividends at 40% of net distributable income, including an interim dividend to be distributed at year end. Dividends payable are recognized as a liability in the interim consolidated financial statements in the period when they are declared and approved by the Arauco’s shareholders or when arises the corresponding present obligation based on existing legislation or distribution policies established by the Shareholders’ Meeting.

The dividends payable provision is registered for 40% of the liquid distributable profit and against a lower equity, based on the yearly resolution of the Shareholders’ Meeting.

Dividends payable are presented in the line item “Other current non-financial liabilities” in the interim consolidated statement of financial position.

v)	Earning per share

Basic earnings per share are calculated by dividing the net profit for the period attributable to the parent company by the weighted average number of ordinary shares outstanding during the period, excluding the average number of shares in the Company held by a subsidiary, if such circumstance exists. Arauco has not performed any type of transaction with a potential dilutive effect that would cause diluted earnings per share to be different from basic earnings per share.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2019

Amounts in thousands of U.S. dollars, except as indicated

w)	Impairment

Non-financial Assets

The recoverable amount of property, plant and equipment and other long-term assets with finite useful lives are measured whenever there are any circumstances indicating that the assets have to recognize an impairment loss. Among the circumstances to consider as evidence of impairment are significant declines in the assets’ market value, significant adverse changes in the technological environment, obsolescence or physical damages of assets and changes in the manner in which the asset is used or expected to be used). Arauco evaluates at the end of each reporting period whether there is any evidence of the indications above mentioned.

A previously recognized impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount however a reversal of an impairment loss shall not exceed the carrying amount that would have been determined (net of amortization or depreciation) had no impairment loss been recognized for the asset in prior years.

For the purposes of assessing impairment losses, assets are grouped at the lowest level for which there is identifiable cash flows separately for each cash-generating unit. Non-financial assets, other than goodwill, which had recognized an impairment loss, are reviewed at the end of each reporting period whether there are any circumstances indicating that an impairment loss previously recognized may no longer exists or has decreased.

“Cash-generating units” are the smallest identifiable groups of those cash inflows that are largely independent of the cash inflow from other assets or groups of assets.

Goodwill

Goodwill and intangible assets with indefinite useful life are tested annually for impairment or whenever circumstances indicate it. The recoverable amount of an intangible asset is the higher of its fair value less costs to sell and its value in use. An impairment loss is recognized whenever the carrying amount exceeds the recoverable amount.

A cash-generating unit, for which goodwill has been allocated, is tested for impairment annually or more frequently when there are circumstances indicating that the unit may be impaired. If the recoverable amount of the cash-generating unit is less than its carrying amount, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to other assets pro rata based on the carrying amount of each asset in the unit. Any impairment loss of goodwill is recognized directly in profit or loss. An impairment loss recognized for goodwill is not reversed in subsequent periods.

Goodwill is allocated to cash-generating units for impairment testing purposes. The allocation is made between cash-generating units or groups of cash generating units expected to benefit from the synergies of the combination.

Financial Assets

At the end of each reporting period, an assessment is performed in order to identify whether there is any objective evidence that a financial asset or a group of financial assets may have been impaired.

CELULOSA ARAUCO Y CONSTITUCION S.A.

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Unaudited Interim Consolidated Financial Statements

September 30, 2019

Amounts in thousands of U.S. dollars, except as indicated

An allowance for doubtful accounts is established based on a measurement of expected losses using a simplified approach.

The allowance for doubtful accounts is measured as the difference between the carrying amount of receivables and the present value of estimated future cash flows. The carrying amount of the receivable is reduced through the use of the allowance. If the impairment loss decreases in later periods, it is reversed either directly or by adjusting the provision for doubtful accounts, with effect in profit or loss.

x)	Employee Benefits

Arauco constitutes labor obligations for severance payable in all circumstances for certain of its employees with at least 5 years of work in the Company, based on the terms of the staff’s collective and individual bargaining agreements.

The related provision is an estimate of the years of service to be recognized as a future labor obligation liability, in accordance with contracts between Arauco and its employees and pursuant to actuarial valuation criteria for this type of liability. This post-employment benefit is considered a defined benefit plan.

The main factors considered for calculating the actuarial value of severance obligation for years of service are employee turnover, salary increases and life expectancy of the workers included in this benefit.

Actuarial gains and losses are recognized in other comprehensive income in the year they are incurred.

These obligations are related to post-employee benefits in accordance with current standards.

y)	Employee Vacations

Arauco recognizes the expense for employee vacation according to labor legislation in each country on an accrual basis.

This obligation is presented in line item “Trade and Other current payables” in the interim consolidated statements of financial position.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2019

Amounts in thousands of U.S. dollars, except as indicated

z)	Recent accounting pronouncements

a) Standards, interpretations and amendments that are mandatory for the first time for annual periods beginning on January 1, 2019:

Standards and interpretations	Content	Mandatory application for annual periods beginning on or after
IFRS 16

Leases

The standard provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value.

January 1, 2019
IFRIC 23	Uncertain tax positions It clarifies the method for applying the acknowledgment and measurement requirements of IAS 12 when there is uncertainty regarding the fiscal treatments.	January 1, 2019
Amendments and improvements	Content	Mandatory application for annual periods beginning on or after
IAS 19

Employee Benefits

Prescribe the accounting and disclosure for employee benefits, requiring an entity to recognise a liability where an employee has provided service and an expense when the entity consumes the economic benefits of employee service.

January 1, 2019

IAS 28

Investments in associates and joint ventures

It clarifies that an entity applies IFRS 9 Financial Instruments to long-term interests in an associate or joint venture that form part of the net investment in the associate or joint venture but to which the equity method is not applied.

January 1, 2019

IFRS 9	Financial instruments Allows assets to be measured at amortised cost.	January 1, 2019

IFRS 3	Business Combinations Clarifies that when an entity obtains control of a business that is a joint operation, it is a business combination achieve by steps.	January 1, 2019

IFRS 11	Joint Arrangements Clarifies that when an entity obtains joint control of a business that is a joint operation, the entity does not remeasure previously held interests in that business.	January 1, 2019

IAS 12

Income taxes

Clarifies the income tax consequences of dividends from financial instruments at amortized cost should be recognized according to the past transactions or events that generated distributable profits.

January 1, 2019

IAS 23	Borrowing Costs Clarifies that if any specific borrowing remains outstanding after the related asset is ready for its intended use or sale, that borrowing becomes part of the general borrowings.	January 1, 2019

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2019

Amounts in thousands of U.S. dollars, except as indicated

The adoption of the standards, amendments and interpretations described above do not have a significant impact on Arauco’s Interim Consolidated Financial Statements during its initial application period, with exception of the following paragraphs related to IFRS 16.

IFRS 16 - Leases

Arauco has decided to apply IFRS 16 for the first time, starting on January 1, 2019.

IFRS 16 introduces a single lessee accounting model. The lessee is required to recognize an asset a right of use representing its right to use the underlying leased asset and a lease liability representing its obligation to make lease payments. There are recognition exceptions for short-term leases or low-value leases. Accounting for lessors remains similar to IAS 17, that means, lessors continue classifiying the leases as financial or operational.

Entities can apply IFRS 16 using either a full retrospective or a modified retrospective approach for leases. If the company applies the modified retrospective approach it is not required to restate the comparative financial information and the cumulative effect of the initial application of IFRS 16 must be presented as an adjustment to the opening balances of retained earnings.

Arauco has adopted to recognize the cumulative effect of the initial application of the standard as an adjustment to the opening balance of retained earnings as of January 1, 2019. Given this alternative, it is not required to restate the comparative information

The following table shows the initial effects of the adoption of IFRS 16 as of January 1, 2019 on the Arauco Interim Consolidated Financial Statements:

January 1, 2019 ThU.S.$
Right of use assets	251,114
Advances granted	(4,308)
Sublease	1,540
Lease liabilities	248,346

Advances granted are presented net in the line of other financial liabilities.

Sublease has a net impact on the Acumulated earnings on January 1, 2019 of ThU.S.$ 107.

2019 ThU.S.$
Operating leases as of December 31, 2018	110,928
Discounted using the lessee’s incremental borrowing rate as of January 1, 2019	88,634
Finance lease liabilities recognized as of December 31, 2018	68,187
Lease liabilities recognized due to IFRS 16 implementation	159,712
Total Lease liabilities as of January 1, 2019	316,533

January 1, 2019 ThU.S.$
Lease liabilities - IFRS 16	248,346
Lease liabilities - IAS 17	68,187
Increase (decrease) for changes in accounting policies	316,533

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2019

Amounts in thousands of U.S. dollars, except as indicated

b) Standards, interpretations and amendments, the application of which is not yet mandatory, which have not been adopted in advance:

Standards and interpretations	Content	Mandatory application for annual periods beginning on or after

IFRS 17	Insurance Contracts Supersedes IFRS 4. It changes mainly the accounting for insurance contracts and inverstments contracts.	January 1, 2021

Amendments and improvements	Content	Mandatory application for annual periods beginning on or after

IFRS 10 y IAS 28- Amendments	Sale or Contribution of assets among an Investor and its Associates or Joint Ventures.	Indeterminate

IAS 1 y IAS 8	Presentation of Financial Statementes and Accounting Policies, Changes in Accounting Estimates and Errors. Clarifies the definition of material and align the definition used in the Conceptual Framework and the standards themselves.	January 1, 2020

IFRS 3	Definition of a Business Narrows the definitions of a business	January 1, 2020

Arauco estimates that the adoption of the standards, amendments and interpretations described above do not have a significant impact on Arauco’s Interim Consolidated Financial Statements during its initial application period.

CELULOSA ARAUCO Y CONSTITUCION S.A.

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Unaudited Interim Consolidated Financial Statements

September 30, 2019

Amounts in thousands of U.S. dollars, except as indicated

NOTE 2. ACCOUTING POLICIES, CHANGES IN ACCOUNTING ESTIMATES

Changes to accounting policies

Arauco has decided to apply IFRS 16 Leases, in accordance with the transition options of this standard, retroactively with the accumulated effect of the initial application, recognized on January 1, 2019, without re-expressing its comparative financial statements as of December 31, 2018.

Arauco has adopted IFRS 16, recognizing liabilities in connection with leases that had been previously classified as operating leases under IAS 17 - Leases.

The lease liabilities under IFRS 16 were measured at the present value of the remaining payments for leases, discounted using the average incremental rate of 3.99%, applied as of January 1, 2019.

The assets by right of use were measured by an amount equivalent to the lease liability, adjusted by the amount of any lease payment that was prepaid or accumulated, in connection with the lease recognized in the balance sheet as of December 31, 2018.

As a consequence of the adoption of IFRS 16, Properties, Plants and Equipment increased by ThU.S.$251,114 and Other Financial Liabilities by ThU.S.$248,346 on January 1, 2019. The following table shows a reconciliation between both amounts.

January 1, 2019 ThU.S.$
Right of use assets	251,114
Advances granted	(4,308)
Sublease	1,540
Lease liabilities	248,346

Advances granted are presented net in the line of other financial liabilities.

Sublease has a net impact on the Acumulated earnings on January 1, 2019 of ThU.S.$ 107.

Upon applying IFRS 16, Arauco chose not to apply the requirements for recognizing a liability and an asset for right of use for the leases which term expires within the 12 months following January 1, 2019 and for those where the underlying asset had insignificant value.

Changes to accounting estimates

As of September 30, 2019, there have been no changes regarding the accounting estimates with respect to the 2018 financial year.

CELULOSA ARAUCO Y CONSTITUCION S.A.

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Unaudited Interim Consolidated Financial Statements

September 30, 2019

Amounts in thousands of U.S. dollars, except as indicated

NOTE 3. DISCLOSURE OF OTHER INFORMATION

a)	Disclosure of information on Issued Capital

At the date of these interim consolidated financial statements the share capital of Arauco is ThU.S.$353,618.

100% of Capital corresponds to ordinary shares.

	09-30-2019	12-31-2018
Description of Ordinary Capital Share Types	100% of Capital corresponds to ordinary shares
Number of Authorized Shares by Type of Capital in Ordinary Shares	113,159,655
Nominal Value of Shares by Type of Capital in Ordinary Shares	ThU.S.$0.0031210 per share
Amount of Capital in Shares by Type of Ordinary Shares that Constitute Capital	ThU.S.$353,618

	09-30-2019	12-31-2018
Number of Shares Issued and Fully Paid by Type of Capital in Ordinary Shares	113,159,655

b)	Dividends paid

The interim dividend paid in December 2018 was equivalent to 20% of the distributable net profit calculated as of the end of September 2018 and was considered a decrease in the interim consolidated statements of changes in equity.

The final dividend paid each year in May corresponds to the difference between the 40% of the prior year distributable net profit and the amount of the interim dividend paid, which is considered a decrease to the interim dividend already paid.

The amount of ThU.S.$74,200 (ThU.S.$ 284,511 as of September 30, 2018) presented in the interim consolidated statements of changes in equity correspond to the minimum dividend provision recorded for the period 2019.

In the interim consolidated statements of cash flows, the Dividends Paid line shows an amount of ThU.S.$ 182,109 as of September 30, 2019 (ThU.S.$ 114,689 as of September 30, 2018), of which ThU.S.$ 182,040 (ThU.S.$ 113,773 as of September 30, 2018) correspond to the payment of dividends of the Parent Company.

The following are the dividends paid and the corresponding per share amounts during the periods 2019 and 2018:

Detail of Dividend Paid, Ordinary Shares
Dividend Paid	Final Dividend
Type of Shares for which there is a Dividend Paid	Ordinary Shares
Date of Dividend Paid	05-08-2019
Amount of Dividend	ThU.S.$ 182,040
Number of Shares for which Dividends are Paid	113,159,655
Dividend per Share	U.S.$ 1.60870

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2019

Amounts in thousands of U.S. dollars, except as indicated

Detail of Dividend Paid, Ordinary Shares
Dividend Paid	Interim Dividend
Type of Shares for which there is a Dividend Paid	Ordinary Shares
Date of Dividend Paid	12-12-2018
Amount of Dividend	ThU.S.$ 142,256
Number of Shares for which Dividends are Paid	113,159,655
Dividend per Share	U.S.$ 1.25712

Detail of Dividend Paid, Ordinary Shares
Dividend Paid	Final Dividend
Type of Shares for which there is a Dividend Paid	Ordinary Shares
Date of Dividend Paid	05-10-2018
Amount of Dividend	ThU.S.$113,773
Number of Shares for which Dividends are Paid	113,159,655
Dividend per Share	U.S.$ 1.00542

c)	Disclosure of Information on Reserves

Other reserves comprise reserves of exchange differences on translation, reserves of cash flow hedges and other reserves. Arauco does not have any restrictions associated with these reserves.

Reserves of exchange differences on translation

Reserves of exchange differences on translation correspond to exchange differences relating to the translation of the results and net assets of Arauco’s subsidiaries whose functional currency is other than Arauco’s presentation currency.

Reserves of cash flow hedges

The hedging reserve includes the cash flow hedge reserve and the costs of hedging reserve. The cash flow hedge reserve is used to recognise the effective portion of gains or losses on derivatives that are designated and qualify as cash flow hedges.

Reserve of Actuarial Losses in Defined Benefit Plans

This corresponds to changes in the present value of the obligation for defined benefits resulting from experience adjustments (the effect of the differences between the previous actuarial assumptions and the events that occurred within the context of the plan) and the effects of the changes in the actuarial assumptions.

Other reserves

This mainly corresponds to the share of other comprehensive income of investments in associates and joint ventures.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2019

Amounts in thousands of U.S. dollars, except as indicated

d)	Other items in the Interim Consolidated Statements of Profit or Loss

The table below sets forth other income, other expenses, finance income, finance costs and share of profit (loss) of associates and joint ventures for the periods ended September 30, 2019 and 2018 are as follows:

	January - September		July - September
	2019 ThU.S.$	2018 ThU.S.$	2019 ThU.S.$	2018 ThU.S.$
Classes of Other Income
Other Income, Total	173,552	103,173	41,600	36,714
Gain from changes in fair value of biological assets (See note 20)	110,500	78,298	36,090	26,422
Net income from insurance compensation	1,319	1,536	165	277
Revenue from export promotion	931	3,188	251	1,112
Lease income	1,650	1,528	336	516
Gain on sales of assets	11,576	10,776	2,221	4,199
Access easement	—	193	—	48
Compensations received	782	2,487	722	1,978
Gain on sales of associates	40,842	—	—	—
Other operating results	5,952	5,167	1,815	2,162

Classes of Other Expenses by activity
Total of Other Expenses by activity	(87,184)	(52,836)	(37,178)	(19,217)
Depreciation	—	(381)	—	(142)
Legal expenses	(3,148)	(2,332)	76	(803)
Impairment provision for property, plant and equipment and others	(28,670)	(11,141)	(19,869)	(2,723)
Operating expenses related to staff restructuring or from plants stoppage or closed	(8,869)	(1,571)	(4,544)	(583)
Expenses related to projects	(9,527)	(9,696)	(449)	(5,125)
Loss of asset sales	(8,939)	(5,341)	(4,547)	(3,390)
Loss and repair of assets	(674)	(410)	(163)	(194)
Loss of forest due to fires	(6,209)	(52)	—	577
Other Taxes	(10,995)	(11,653)	(3,206)	(3,334)
Research and development expenses	(2,942)	(1,478)	(1,283)	(181)
Fines, readjustments and interests	(1,545)	(636)	(900)	(100)
Other expenses	(5,666)	(8,145)	(2,293)	(3,219)

Classes of financing income
Financing income, total	22,328	12,843	7,483	5,498
Financial income from mutual funds - term deposits	14,936	8,145	4,744	3,113
Financial income resulting from swap - forward instruments	503	328	335	261
Other financial income	6,889	4,370	2,404	2,124

Classes of financing costs
Financing costs, Total	(192,718)	(159,319)	(65,778)	(56,238)
Interest expense, Banks loans	(26,296)	(22,099)	(9,947)	(7,505)
Interest expense, Bonds	(121,664)	(107,532)	(41,624)	(35,940)
Interest expense, other financial instruments	(20,329)	(12,040)	(7,753)	(4,966)
Interest expence for right-of-use	(8,519)	—	(2,151)	—
Other financial costs	(15,910)	(17,648)	(4,303)	(7,827)

Share of profit (loss) of associates and joint ventures accounted for using equity method
Total	3,881	28,689	(5,776)	4,680
Investments in associates	1,935	2,457	791	934
Joint ventures	1,946	26,232	(6,567)	3,746

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2019

Amounts in thousands of U.S. dollars, except as indicated

The analysis of expenses by nature contained in these interim consolidated financial statements is presented below:

	January - September		July - September
Cost of sales (*)	2019 ThU.S.$	2018 ThU.S.$	2019 ThU.S.$	2018 ThU.S.$
Timber	642,415	519,296	246,930	163,458
Forestry labor costs and other services	429,276	510,211	148,795	178,182
Depreciation and amortization	307,685	288,786	109,547	96,443
Depreciation for right of use	48,008	—	11,538	—
Maintenance costs	219,892	204,786	80,475	74,164
Chemical costs	429,842	424,807	151,067	148,641
Sawmill Services	109,533	112,506	33,265	35,197
Other Raw Materials	182,549	163,023	77,298	53,303
Other Indirect costs	107,308	126,283	26,043	35,303
Energy and fuel	166,007	154,744	60,264	57,519
Cost of electricity	26,748	29,569	8,490	8,646
Wages and salaries	290,904	262,535	100,584	87,628
Total	2,960,167	2,796,546	1,054,296	938,484

(*)

Total amount is composed by the cost of inventory sales for ThU.S.$ 2,921,766 (ThU.S.$2,740,336 as of September 30, 2018) and by cost of rendering services for ThU.S.$ 38,401 (ThU.S.$ 56,210 as of September 30, 2018)

	January - September		July - September
Distribution cost	2019 ThU.S.$	2018 ThU.S.$	2019 ThU.S.$	2018 ThU.S.$
Selling costs	31,150	25,424	11,076	9,619
Commissions	11,093	11,251	4,500	3,624
Insurance	3,706	3,108	1,464	923
Provision for doubtful accounts	1,093	888	441	878
Other selling costs	15,258	10,177	4,671	4,194
Shipping and freight costs	417,437	389,395	149,333	137,495
Port services	26,852	21,264	10,531	7,405
Freights	362,112	332,651	128,239	119,260
Depreciation for right of use	1,354	—	434	—
Other shipping and freight costs (internation, warehousing, stowage, customs and other costs)	27,119	35,480	10,129	10,829
Total	448,587	414,819	160,409	147,114

	January - September		July - September
Administrative expenses	2019 ThU.S.$	2018 ThU.S.$	2019 ThU.S.$	2018 ThU.S.$
Wages and salaries	182,476	184,021	60,499	61,554
Marketing, advertising, promotion and publications expenses	15,183	8,611	3,872	2,861
Insurances	14,794	11,303	5,242	3,866
Depreciation and amortization	21,148	20,593	7,386	6,890
Depreciation for right of use	7,442	—	4,155	—
Computer services	26,074	20,840	6,406	5,538
Lease rentals (offices, other property and vehicles)	5,842	10,454	1,267	3,192
Donations, contributions, scholarships	7,483	8,286	1,572	2,472
Fees (legal and technical advisors)	36,479	38,312	13,127	11,424
Property taxes, city permits and rights	13,469	14,270	4,490	4,386
Cleaning services, security services and transportation	16,932	18,393	5,495	5,735
Third-party variable services (maneuvers, logistics)	30,557	32,706	10,096	9,712
Basic services (electricity, telephone)	6,986	7,113	2,346	2,172
Maintenance and repair	5,105	5,160	1,851	1,690
Seminars, courses, training materials	1,935	2,081	606	805
Other administration expenses (travels, clothing and safety equipment, enviromental expenses, audits and others)	36,034	34,123	12,025	11,502
Total	427,939	416,266	140,435	133,799

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2019

Amounts in thousands of U.S. dollars, except as indicated

e)	Auditor Fees and Number of Employees

Auditors fees	09-30-2019 ThU.S.$	09-30-2018 ThU.S.$
Audit services	1,919	1,840
Other services
Tax services	949	627
Others	169	249
TOTAL	3,037	2,716

Number of employees	N°
	17,252	15,379

NOTE 4. CASH AND CASH EQUIVALENTS

Cash and cash equivalents include cash on hand, bank checking account balances, time deposits and mutual funds. These are short-term highly liquid investments that are readily convertible to known amounts of cash, and are subject to an insignificant risk of changes in value.

The investment objective of time deposits is to maximize the amounts of cash surpluses in the short-term. These instruments are permitted under Arauco’s Investment Policy which allows investing in fixed income securities. These instruments have a maturity of less than three months from the date of acquisition.

Arauco invests in local and international mutual funds in order to maximize the returns of cash surpluses denominated in Chilean Pesos or in foreign currencies such as U.S. Dollars or Euros. These instruments are permitted under Arauco’s Investment Policy.

As of the date of these interim consolidated financial statements, there are no amounts of cash and cash equivalents with restrictions on use.

Components of Cash and Cash Equivalents	09-30-2019 ThU.S.$	12-31-2018 ThU.S.$
Cash on hand	186	126
Bank checking account balances	371,854	327,006
Time deposits	349,623	478,775
Mutual funds	420,567	270,035
Total	1,142,230	1,075,942

The risk classification of the Company’s mutual funds as of September 30, 2019 and December 31, 2018 is shown below.

	09-30-2019 ThU.S.$	12-31-2018 ThU.S.$
AAAfm	420,405	268,237
No classification	162	1,798
Total Mutual Funds	420,567	270,035

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2019

Amounts in thousands of U.S. dollars, except as indicated

Changes in Financial Liabilities

	Opening balance 01-01-2019 ThU.S.$	Increase (decrease) for changes in accounting policies ThU.S.$	Re- expressed opening balance ThU.S.$	Cash Flow						Increase (decrease) due to business combination ThU.S.$
				Borrowings obtained ThU.S.$	Borrowings paid ThU.S.$	Comissions paid ThU.S.$	Interest paid ThU.S.$	Accrued interest ThU.S.$	Inflation adjustment ThU.S.$		Non-cash movements ThU.S.$	Closing balance 09-30-2019 ThU.S.$
Borrowings from banks	940,435	—	940,435	156,349	(140,088)	(4,797)	(27,012)	21,575	(3,550)		3,307	946,219
Hedging liabilities	71,599	—	71,599	—	—		(15,654)	15,654	—		41,684	113,283
Bonds and promissory notes	3,501,654	—	3,501,654	989,885	(291,110)	(2,900)	(109,006)	129,542	(41,199)	4,318	(5,285)	4,175,899
Lease liabilities (IFRS 16)	68,187	248,346	316,533	—	(59,868)		(8,289)	8,043	(6,028)	3,013	19,905	273,309
Total	4,581,875	248,346	4,830,221	1,146,234	(491,066)	(7,697)	(159,961)	174,814	(50,777)	7,331	59,611	5,508,710

	Opening balance 01-01-2018 ThU.S.$	Cash Flow						Closing balance 12-31-2018 ThU.S.$
		Borrowings obtained ThU.S.$	Borrowings paid ThU.S.$	Interest paid ThU.S.$	Accrued interest ThU.S.$	Inflation adjustment ThU.S.$	Non-cash movements ThU.S.$
Borrowings from banks	858,457	534,474	(453,789)	(28,397)	30,133	761	(1,204)	940,435
Hedging liabilities	5,393	—	—	(803)	—	(138)	67,147	71,599
Bonds and promissory notes	3,302,685	329,077	(21,495)	(143,080)	144,116	(112,773)	3,124	3,501,654
Total	4,166,535	863,551	(475,284)	(172,280)	174,249	(112,150)	69,067	4,513,688

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2019

Amounts in thousands of U.S. dollars, except as indicated

NOTE 5. INCOME TAXES

The tax rates applicable in the countries in which Arauco operates are 27% in Chile, 30% in Argentina, 34% in Brazil, 25% in Uruguay and 21% in the United States (federal tax).

On December 22, 2017, a new law was enacted in the United States that amended several articles of the Income Tax Act. The most relevant amendments of this law include the reduction of the income tax rate, from 35% as to 21% by 2018 fiscal year. This amendment generated a benefit of ThU.S.$ 17,600 for Arauco’s subsidiaries in that country as of December 31, 2017, as a result of the reduction of the net deferred liabilities generated by the reduction of the federal income tax rate.

On December 29, 2017, Law No. 27,430 was enacted in the Official Gazette of Argentina, which amended several articles of the Income Tax Act. The most relevant amendments include the reduction of the federal income tax rate from 35% to 30% by 2018 and 2019 fiscal years, and 25% by 2020. This amendment generated a benefit of ThU.S$ 62,677 for Arauco’s subsidiaries in that country as of December 31, 2017, as a result of the reduction of the net deferred liabilities generated by the reduction of the federal income tax rate.

On March 25, 2019, the subsidiary Arauco Argentina S.A. chose to conduct the Tax Reappraisal set forth in Title X – Chapter 1 of Law No. 27,430. The option was exercised for all Properties, Plants and Equipments included in the category of amortizable movable assets, pursuant to the income tax law, which were adjusted to inflation using the coefficients published in such law for the purposes of calculating the aforementioned tax. The effect of the special tax in the presentation was $122,835,595 argentine pesos (equivalent to ThU.S.$2,132 as of September 30, 2019), which was paid in six instalments during year 2019. Additionally, the increase of the value of these tax assets, arising from this adjustment, generated a decrease of the liabilities for deferred taxes as of September 30, 2019 of approximately ThU.S.$13,154. Both the loss for the special tax as well as the profits for the decrease of the deferred tax, are shown in the Income tax line.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2019

Amounts in thousands of U.S. dollars, except as indicated

Deferred Tax Assets

The following table sets forth the deferred tax assets as of the dates indicated:

	09-30-2019	12-31-2018
Deferred Tax Assets	ThU.S.$	ThU.S.$
Deferred tax Assets relating to Provisions	5,891	6,105
Deferred tax Assets relating to Accrued Liabilities	7,924	10,906
Deferred tax Assets relating to Post-Employment benefits	19,111	19,072
Deferred tax Assets relating to Property, Plant and equipment	13,388	10,125
Deferred tax Assets relating to Impairment provision	11,289	11,963
Deferred tax Assets relating to Financial Instruments	47,861	9,761
Deferred tax Assets relating to Tax Loss Carryforward	131,795	109,320
Deferred tax Assets relating to Inventories	7,695	5,532
Deferred tax Assets relating to Provisions for Income	7,284	7,443
Deferred tax Assets relating to Allowance for Doubtful Accounts	8,659	5,001
Intangible revaluation differences	7,006	7,651
Deferred tax Assets relating to Other Deductible Temporary Differences	19,594	11,328
Total Deferred Tax Assets	287,497	214,207

Offsetting presentation	(280,908)	(209,572)

Net Effect	6,589	4,635

Certain subsidiaries of Arauco mainly in Chile, Brazil and Uruguay, as of the date of these interim consolidated financial statements, present tax losses for which we estimate that, given the projection of future profits, will allow the recovery of these assets. The total amount of these tax losses is ThU.S.$474,513 (ThU.S.$ 368,938 at December 31, 2018), which are mainly originated by operational and financial losses.

In addition, as of the closing date of these interim consolidated financial statements there are ThU.S.$139,494 (ThU.S.$ 183,162 at December 31, 2018) of non-recoverable tax losses from companies in Uruguay as joint operations based on the participation of Arauco and subsidiaries in USA, for which deferred tax assets have not been recognized. The estimated recovery period exceeds the expiry date of such tax losses.

Deferred Tax Liabilities

The following table sets forth the deferred tax liabilities as of the dates indicated:

	09-30-2019	12-31-2018
Deferred Tax Liabilities	ThU.S.$	ThU.S.$
Deferred tax Liabilities relating to Property, Plant and Equipment	866,936	831,471
Deferred tax Liabilities relating to Financial Instruments	21,863	14,225
Deferred tax Liabilities relating to Biological Assets	640,095	661,582
Deferred tax Liabilities relating to Inventory	38,420	39,025
Deferred tax Liabilities relating to Prepaid Expenses	39,923	37,897
Deferred tax Liabilities relating to Intangible	20,436	20,240
Deferred tax Liabilities relating to Other Taxable Temporary Differences	25,046	22,790
Total Deferred Tax Liabilities	1,652,719	1,627,230

Offsetting presentation	(280,908)	(209,572)

Net Effect	1,371,811	1,417,658

The effect of changes in current and deferred tax liabilities related to financial hedging instruments corresponds to a debit of ThU.S.$4,458 as of September 30, 2019 (ThU.S.$ 14,971 as of September 30, 2018), which is presented net in Reserves for Cash Flow Hedges in the Interim Consolidated Statement of Changes in Equity.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2019

Amounts in thousands of U.S. dollars, except as indicated

Reconciliation of deferred tax assets and liabilities

	Opening Balance 01-01-2019	Deferred tax Expenses (Income)	Deferred tax of items charged to other comprehensive income	Increase (decrease) through business combinations	Increase (decrease) Net exchange differences	Closing balance 09-30-2019
Deferred Tax Assets	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S$
Deferred tax Assets relating to Provisions	6,105	(351)	—	244	(107)	5,891
Deferred tax Assets relating to Accrued Liabilities	10,906	(3,178)	—	197	(1)	7,924
Deferred tax Assets relating to Post-Employment benefits	19,072	190	(317)	150	16	19,111
Deferred tax Assets relating to Property, Plant and equipment	10,125	3,264	—	—	(1)	13,388
Deferred tax Assets relating to Impairment provision	11,963	(674)	—	—	—	11,289
Deferred tax Assets relating to Financial Instruments	9,761	36,748	1,352	—	—	47,861
Deferred tax Assets relating to Tax Loss Carryforward	109,320	23,755	—	1,505	(2,785)	131,795
Deferred tax Assets relating to Inventories	5,532	1,892	—	279	(8)	7,695
Deferred tax Assets relating to Provisions for Income	7,443	(270)	—	112	(1)	7,284
Deferred tax Assets relating to Allowance for Doubtful Accounts	5,001	4,060	—	68	(470)	8,659
Intangible revaluation differences	7,651	(231)	—	—	(414)	7,006
Deferred tax Assets relating to Other Deductible Temporary Differences	11,328	8,470	—	731	(935)	19,594
Total Deferred Tax Assets	214,207	73,675	1,035	3,286	(4,706)	287,497

	Opening Balance 01-01-2019	Deferred tax Expenses (Income)	Deferred tax of items charged to other comprehensive income	Increase (decrease) through business combinations	Increase (decrease) Net exchange differences	Closing balance 09-30-2019
Deferred Tax Liabilities	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S$
Deferred tax Liabilities relating to Property, Plant and Equipment	831,471	35,342	—	4,234	(4,111)	866,936
Deferred tax Liabilities relating to Financial Instruments	14,225	7,637	—	—	1	21,863
Deferred tax Liabilities relating to Biological Assets	661,582	(15,839)	—	—	(5,648)	640,095
Deferred tax Liabilities relating to Inventory	39,025	(605)	—	—	—	38,420
Deferred tax Liabilities relating to Prepaid Expenses	37,897	1,891	—	69	66	39,923
Deferred tax Liabilities relating to Intangible	20,240	843	—	—	(647)	20,436
Deferred tax Liabilities relating to Other Taxable Temporary Differences	22,790	3,132	—	182	(1,058)	25,046
Total Deferred Tax Liabilities	1,627,230	32,401	—	4,485	(11,397)	1,652,719

	Opening Balance 01-01-2018 IAS 39	Amounts restated	Opening Balance 01-01-2018 IFRS 9	Deferred tax Expenses (Income)	Deferred tax of items charged to other comprehensive income	Increase (decrease) Net exchange differences	Closing balance 12-31-2018
Deferred Tax Assets	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S$
Deferred tax Assets relating to Provisions	7,433		7,433	(1,015)	—	(313)	6,105
Deferred tax Assets relating to Accrued Liabilities	11,267		11,267	(361)	—	—	10,906
Deferred tax Assets relating to Post-Employment benefits	19,276		19,276	297	(504)	3	19,072
Deferred tax Assets relating to Property, Plant and equipment	11,657		11,657	(1,532)	—	—	10,125
Deferred tax Assets relating to Financial Instruments	4,348	709	5,057	(507)	5,211	—	9,761
Deferred tax Assets relating to Tax Loss Carryforward	62,706		62,706	53,103	—	(6,489)	109,320
Deferred tax Assets relating to Inventories	5,941		5,941	(378)	—	(31)	5,532
Deferred tax Assets relating to Provisions for Income	21,354		21,354	(13,910)	—	(1)	7,443
Deferred tax Assets relating to Allowance for Doubtful Accounts	5,149	918	6,067	(843)	—	(223)	5,001
Intangible revaluation differences	10,389		10,389	(1,244)	—	(1,494)	7,651
Deferred tax Assets relating to Other Deductible Temporary Differences	27,364		27,364	(3,838)	—	(2,418)	21,108
Total Deferred Tax Assets	186,884	1,627	188,511	29,772	4,707	(10,966)	212,024

	Opening Balance 01-01-2018 IAS 39	Amounts restated	Opening Balance 01-01-2018 IFRS 9	Deferred tax Expenses (Income)	Deferred tax of items charged to other comprehensive income	Increase (decrease) Net exchange differences	Closing balance 12-31-2018
Deferred Tax Liabilities	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S$
Deferred tax Liabilities relating to Property, Plant and Equipment	860,498	—	860,498	(23,428)	—	(7,782)	829,288
Deferred tax Liabilities relating to Financial Instruments	12,684	—	12,684	1,542	—	(1)	14,225
Deferred tax Liabilities relating to Biological Assets	676,876	—	676,876	2,060	—	(17,354)	661,582
Deferred tax Liabilities relating to Inventory	32,580	—	32,580	6,445	—	—	39,025
Deferred tax Liabilities relating to Prepaid Expenses	41,600	—	41,600	(3,703)	—	—	37,897
Deferred tax Liabilities relating to Intangible	22,014	—	22,014	(562)	—	(1,212)	20,240
Deferred tax Liabilities relating to Other Taxable Temporary Differences	17,731	—	17,731	6,450	—	(1,391)	22,790
Total Deferred Tax Liabilities	1,663,983	—	1,663,983	(11,196)	—	(27,740)	1,625,047

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2019

Amounts in thousands of U.S. dollars, except as indicated

Temporary Differences

The following tables summarize the deductible and taxable temporary differences:

	09-30-2019		12-31-2018
	Deductible	Taxable	Deductible	Taxable
	Difference	Difference	Difference	Difference
Detail of classes of Deferred Tax Temporary Differences	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Deferred Tax Assets	155,702		104,887
Deferred Tax Assets - Tax loss carryforward	131,795		109,320
Deferred Tax Liabilities		1,652,719		1,627,230
Total	287,497	1,652,719	214,207	1,627,230

	January - September		July - September
	2019	2018	2019	2019
Detail of Temporary Difference Income and Loss Amounts	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Deferred Tax Assets	49,920	(15,313)	19,326	8,143
Deferred Tax Assets - Tax loss carryforward	23,755	23,230	(1,982)	5,456
Deferred Tax Liabilities	(32,401)	14,822	(10,611)	9,763
Total	41,274	22,739	6,733	23,362

Income Tax Expense

Income tax expense consists of the following:

	January - September		July - September
Income Tax composition	2019 ThU.S.$	2018 ThU.S.$	2019 ThU.S.$	2018 ThU.S.$
Current income tax expense	(79,617)	(222,204)	2,082	(98,495)
Tax benefit arising from unrecognized tax assets previously used to reduce current tax expense	3,771	2,934	—	220
Prior period current income tax adjustments	(2,923)	(1,733)	(52)	33
Other current benefit tax (expenses)	859	(1,662)	1,566	(350)
Current Tax Expense, Net	(77,910)	(222,665)	3,596	(98,592)
Deferred tax expense relating to origination and reversal of temporary differences	17,519	(491)	8,715	17,906
Tax benefit arising from previously unrecognized tax loss carryforward	23,755	23,230	(1,982)	5,456
Total deferred Tax benefit (expense), Net	41,274	22,739	6,733	23,362
Income Tax benefit (expense), Total	(36,636)	(199,926)	10,329	(75,230)

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2019

Amounts in thousands of U.S. dollars, except as indicated

The following table presents the current income tax expense detailed by foreign and domestic (Chile) companies at September 30, 2019 and 2018:

	January - September		July - September
	2019 ThU.S.$	2018 ThU.S.$	2019 ThU.S.$	2018 ThU.S.$
Foreign current income tax expense	(9,662)	(18,931)	7,674	(6,264)
Domestic current income tax expense	(68,248)	(203,734)	(4,078)	(92,328)
Total current income tax expense	(77,910)	(222,665)	3,596	(98,592)
Foreign deferred tax benefit (expense)	19,949	(3,935)	(12,149)	(2,186)
Domestic deferred tax benefit (expense)	21,325	26,674	18,882	25,548
Total deferred tax benefit (expense)	41,274	22,739	6,733	23,362
Total income tax benefit (expense)	(36,636)	(199,926)	10,329	(75,230)

Reconciliation of income tax expense from statutory tax rate to the effective tax rate.

The reconciliation of income tax expense is as follows:

	January - September		July - September
Reconciliation of Income tax from Statutory Rate to Effective Tax Rate	2019 ThU.S.$	2018 ThU.S.$	2019 ThU.S.$	2018 ThU.S.$
Statutory domestic (Chile) income tax rate	27.0%	27.0%	27.0%	27.0%
Tax Expense at statutory tax rate	(51,453)	(231,272)	10,780	(79,899)
Tax effect of foreign tax rates	1,596	1,498	738	(1,329)
Tax effect of revenues exempt from taxation	35,737	55,792	(8,714)	24,607
Tax effect of not deductible expenses	(32,509)	(23,687)	11,726	(14,273)
Tax rate effect of tax loss carry forwards	43	437	43	63
Tax effect of Previously Unrecognized Tax Benefit in the Income Statement	—	108	—	—
Tax effect of a new evaluation of assets for deferred not recognized taxes	17,021	—	980	—
Tax rate effect of adjustments for current tax of prior periods	(2,923)	(1,733)	(52)	33
Other tax rate effects	(4,148)	(1,069)	(5,172)	(4,432)
Total adjustments to tax expense at applicable tax rate	14,817	31,346	(451)	4,669
Tax benefit (expense) at effective tax rate	(36,636)	(199,926)	10,329	(75,230)

Current tax assets and liabilities

The current tax assets and liabilities balances are as follow:

Current tax Assets	09-30-2019 ThU.S.$	12-31-2018 ThU.S.$
Monthly Provisional Payments (MPP)	137,389	1,662
Income tax receivable	26,155	19,538
Provision tax income	(70,907)	(1,371)
Other tax receivables	14,158	16,684
Total	106,795	36,513

Current tax Liabilities	09-30-2019 ThU.S.$	12-31-2018 ThU.S.$
Provision tax income (First category)	8,497	260,538
Monthly Provisional Payments (MPP)	(7,316)	(107,023)
Other tax payables	756	127
Total	1,937	153,642

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2019

Amounts in thousands of U.S. dollars, except as indicated

NOTE 6. INVENTORIES

	09-30-2019	12-31-2018
Components of Inventory	ThU.S.$	ThU.S.$
Raw materials	130,473	111,483
Production supplies	133,108	122,794
Work in progress	58,965	66,432
Finished goods	557,460	554,933
Spare Parts	194,754	174,554
Total Inventories	1,074,760	1,030,196

Inventories recognized as cost of sales at September 30, 2019 were ThU.S.$2,921,766 (ThU.S.$2,470,336 at September 30, 2018).

In order to have the inventories recorded at net realizable value at September 30, 2019, a net decrease of inventories was recognized associated with a higher provision of obsolescence of ThU.S.$5,622 (ThU.S.$1,259 at September 30, 2018). As of September 30, 2019, the amount of obsolescence provision is ThU.S.$31,925 (ThU.S.$26,303 at December 31, 2018).

At September 30, 2019, there were inventory write-offs of ThU.S.$1,133 (ThU.S.$ 1,617 at September 30, 2018).

The inventory obsolescence provision is calculated based on the sales conditions of products and age of inventory (inventory turnover).

As of the date of these interim consolidated financial statements, there are no inventories pledged as security to report.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2019

Amounts in thousands of U.S. dollars, except as indicated

NOTE 7. PROPERTY, PLANT AND EQUIPMENT

	09-30-2019	12-31-2018
Property, Plant and Equipment	ThU.S.$	ThU.S.$
Property, Plant and Equipment	7,487,468	7,174,693
Property, Plant and Equipment by right of use	285,623	—
Total	7,773,091	7,174,693

Property, Plant and Equipment

	09-30-2019	12-31-2018
Property, Plant and Equipment, Net	ThU.S.$	ThU.S.$
Construction work in progress	1,397,870	1,030,730
Land	967,570	972,143
Buildings	2,095,860	2,062,887
Plant and equipment	2,869,722	2,921,462
Information technology equipment	20,469	23,292
Fixtures and fittings	10,106	15,906
Motor vehicles	13,895	14,916
Other property, plant and equipment	111,976	133,357
Total Net	7,487,468	7,174,693

Property, Plant and Equipment, Gross
Construction work in progress	1,397,870	1,030,730
Land	967,570	972,143
Buildings	4,096,752	3,959,186
Plant and equipment	6,572,749	6,388,843
Information technology equipment	89,650	86,558
Fixtures and fittings	41,712	44,694
Motor vehicles	55,118	53,507
Other property, plant and equipment	131,018	157,301
Total Gross	13,352,439	12,692,962

Accumulated depreciation and impairment
Buildings	(2,000,892)	(1,896,299)
Plant and equipment	(3,703,027)	(3,467,381)
Information technology equipment	(69,181)	(63,266)
Fixtures and fittings	(31,606)	(28,788)
Motor vehicles	(41,223)	(38,591)
Other property, plant and equipment	(19,042)	(23,944)
Total	(5,864,971)	(5,518,269)

Description of Property, Plant and Equipment Pledged as Security for Liabilities

As of September 30, 2019, there are no significant assets pledged as collateral to be disclosed in these interim consolidated financial statements.

Disbursements commitments for the acquisition of property, plant and equipment and disbursements for property, plant and equipment under construction.

	09-30-2019	12-31-2018
	ThU.S.$	ThU.S.$
Amount committed for the acquisition of property, plant and equipment	1,322,495	798,631

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2019

Amounts in thousands of U.S. dollars, except as indicated

Reconciliation of Property, Plant and Equipment

The following tables set forth the reconciliation of the carrying amount of property, plant and equipment as of September 30, 2019 and December 31, 2018:

	Construction work in progress	Land	Buildings	Plant and equipment	IT Equipment	Fixtures and fittings	Motor vehicles	Other Property, Plant and Equipment	TOTAL
Reconciliation of Property, Plant and Equipment	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Opening Balance 01-01-2019	1,030,730	972,143	2,062,887	2,921,462	23,292	15,906	14,916	133,357	7,174,693
Increase (decrease) for changes in accounting policies	—	—	—	(55,015)	—	—	—	(17,237)	(72,252)
Restated opening balance	1,030,730	972,143	2,062,887	2,866,447	23,292	15,906	14,916	116,120	7,102,441
Changes
Additions	612,886	6,722	7,981	18,364	676	307	2,599	8,035	657,570
Acquisitions through business combinations	12,839	3,915	27,057	92,468	241	197	313	6,272	143,302
Disposals	—	(1,800)	(4,484)	(1,530)	(3)	(41)	(10)	—	(7,868)
Withdrawals	(5,910)	(504)	(1,722)	(7,078)	(5)	(6)	(13)	(9,467)	(24,705)
Depreciation	—	—	(96,529)	(224,724)	(4,665)	(1,996)	(3,136)	(887)	(331,937)
Impairment loss recognized in profit or loss	—	—	(7,548)	(9,757)	(152)	(9)	(37)	—	(17,503)
Increase (decrease) through net exchange differences	(3,485)	(14,170)	(2,311)	(13,648)	(56)	(64)	(55)	(1,606)	(35,395)
Reclassification to assets held for sale	—	—	—	(101)	—	—	21	—	(80)
Increase (decrease) through transfers from construction in progress	(249,190)	1,264	110,529	147,648	1,141	(4,188)	(713)	(6,491)	—
Reclassification from lease to Property, plant and equipment	—	—	—	1,633	—	—	10	—	1,643
Total changes	367,140	(4,573)	32,973	3,275	(2,823)	(5,800)	(1,021)	(4,144)	385,027
Closing balance 09-30-2019	1,397,870	967,570	2,095,860	2,869,722	20,469	10,106	13,895	111,976	7,487,468

	Construction work in progress	Land	Buildings	Plant and equipment	IT Equipment	Fixtures and fittings	Motor vehicles	Other Property, Plant and Equipment	TOTAL
Reconciliation of Property, Plant and Equipment	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Opening Balance 01-01-2018	597,351	1,008,310	2,135,201	3,112,755	22,665	12,297	15,959	129,761	7,034,299
Changes
Additions	660,918	3	6,949	42,467	1,125	1,146	2,352	15,516	730,476
Acquisitions through business combinations	—	3,900	—	4,887	—	—	—	—	8,787
Disposals	(1,994)	(448)	(770)	(702)	(42)	—	(129)	(528)	(4,613)
Withdrawals	(6,269)	(4,466)	(1,656)	(17,680)	(42)	(28)	(84)	(5,599)	(35,824)
Depreciation	—	—	(125,407)	(316,118)	(5,791)	(2,870)	(3,920)	(3,660)	(457,766)
Impairment loss recognized in profit or loss	—	—	(654)	(356)	(5)	(20)	—	—	(1,035)
Increase (decrease) through net exchange differences	(4,115)	(34,204)	(15,444)	(42,059)	(175)	(210)	(217)	(6,332)	(102,756)
Reclassification to assets held for sale	—	(2,193)	(5)	5,323	—	—	—	—	3,125
Increase (decrease) through transfers from construction in progress	(215,161)	1,241	64,673	132,945	5,557	5,591	955	4,199	—
Total changes	433,379	(36,167)	(72,314)	(191,293)	627	3,609	(1,043)	3,596	140,394
Closing balance 12-31-2018	1,030,730	972,143	2,062,887	2,921,462	23,292	15,906	14,916	133,357	7,174,693

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2019

Amounts in thousands of U.S. dollars, except as indicated

The depreciation expense for the period ending September 30, 2019 and 2018 is as follows:

	January - September		July - September
Depreciation for the year	2019 ThU.S.$	2018 ThU.S.$	2019 ThU.S.$	2018 ThU.S.$
Cost of sales	307,685	288,713	109,547	96,370
Administrative expenses	11,431	11,385	3,911	3,616
Other expenses	1,284	1,147	518	467
Total	320,400	301,245	113,976	100,453

Depreciation charged to profit or loss differs from the movement of the period for Property, Plant and Equipment. This is mainly due to the periodic cost processes in which a portion of the depreciation charge remains in the Inventories. Furthermore, this deviation is also affected by the conversion differences of the companies with a functional currency other than U.S. dollars.

The useful lives of property, plant and equipment are estimated based on the expected use of the assets. The average useful lives by asset class are as follow:

Years of Useful Life (Average)
Buildings	58
Plant and equipment	30
Information technology equipment	8
Fixtures and fittings	28
Motor vehicles	7
Other property, plant and equipment	14

See Note 12 for details of capitalized borrowing costs.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2019

Amounts in thousands of U.S. dollars, except as indicated

Property, Plant and Equipment by Right of Use

09-30-2019
ThU.S.$
Property, Plant and Equipment by right of use, Net
Land	66,625
Buildings	17,623
Plant and equipment	46,991
Information technology equipment	471
Fixtures and fittings	1,261
Motor vehicles	134,370
Other property, plant and equipment	18,282
Total Net	285,623

Property, Plant and Equipment by right of use, Gross
Land	71,903
Buildings	21,873
Plant and equipment	67,562
Information technology equipment	580
Fixtures and fittings	1,595
Motor vehicles	162,160
Other property, plant and equipment	19,580
Total Gross	345,253

Accumulated depreciation and impairment by right of use
Land	(5,278)
Buildings	(4,250)
Plant and equipment	(20,571)
Information technology equipment	(109)
Fixtures and fittings	(334)
Motor vehicles	(27,790)
Other property, plant and equipment	(1,298)
Total	(59,630)

Reconciliation of Property, Plant and Equipment by Right of Use

The following tables set forth the reconciliation of the carrying amount of property, plant and equipment by right of use as of September 30, 2019:

Reconciliation of Property, Plant and Equipment by right of use	Land ThU.S.$	Buildings ThU.S.$	Plant and equipment ThU.S.$	IT Equipment ThU.S.$	Fixtures and fittings ThU.S.$	Motor vehicles ThU.S.$	Other Property, Plant and Equipment ThU.S.$	TOTAL ThU.S.$
Opening Balance 01-01-2019	—	—	—	—	—	—	—	—
Increase (decrease) for changes in accounting policies	65,363	20,837	76,258	310	—	143,361	17,237	323,366
Restated opening balance	65,363	20,837	76,258	310	—	143,361	17,237	323,366
Changes
Additions	6,648	1,173	1,286	291	1,595	19,178	4,745	34,916
Business combination	906	67	1,848	—	—	—	—	2,821
Withdrawals	—	—	(11,340)	—	—	(55)	—	(11,395)
Depreciation	(5,278)	(4,250)	(20,571)	(109)	(334)	(27,790)	(2,057)	(60,389)
Increase (decrease) through net exchange differences	(1,014)	(112)	—	(21)	—	(113)	—	(1,260)
Increase (decrease) through others	—	(92)	(490)	—	—	(211)	—	(793)
Reclassification from lease to Property, plant and equipment	—	—	—	—	—	—	(1,643)	(1,643)
Total changes	1,262	(3,214)	(29,267)	161	1,261	(8,991)	1,045	(37,743)

Closing balance 09-30-2019	66,625	17,623	46,991	471	1,261	134,370	18,282	285,623

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2019

Amounts in thousands of U.S. dollars, except as indicated

The following table set forth the composition of the initial impact of the IFRS 16 enactment on Property, Plant and Equipment by right of use:

January 01, 2019
ThU.S.$
Right of use assets under IFRS 16	251,114
Assets from leasings under IAS 17	72,252
Increase (decrease) for changes in accounting policies	323,366

The depreciation expense for the period ending September 30, 2019 Property, Plant and Equipment by right of use is as follows:

	January - September		July - September
	2019	2018	2019	2018
Depreciation for the period	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Cost of sales	48,008	—	11,538	—
Distribution costs	1,354	—	434	—
Administrative expenses	7,442	—	4,155	—
Total	56,804	—	16,127	—

Depreciation charged to profit or loss differs from the movement of the period for Property, Plant and Equipment for right of use. This is mainly due to the periodic cost processes in which a portion of the depreciation charge remains in the Inventories. Furthermore, this deviation is also affected by the conversion differences of the companies with a functional currency other than U.S. dollars.

Additionally, Arauco has recognized directly in the interim consolidated statement of profit or loss, the following leases concepts excluded from the application of IFRS 16:

January - September
2019
Depreciation for the year	ThU.S.$
Expenses from payments of variable leases	121,626
Expenses from low value leases	4,360
Expenses from short-term leases	23,273
Total	149,259

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2019

Amounts in thousands of U.S. dollars, except as indicated

NOTE 8. LEASES

Arauco acting as lessee

Arauco has adopted IFRS 16 - Leases, the effects of initial application of the standard have been disclosed in Note 2 - Changes in policies and accounting estimates. Assets by rights of use and lease liabilities have been included in Notes 7 and 23, respectively.

Arauco acting as lessor

IFRS 16 substantially maintains the accounting requirements of the lessor of IAS 17. Consequently, Arauco has continued to classify its leases as operating or financial.

Reconciliation of Financial Lease Minimum Payments:

	09-30-2019
	Gross	Interest	Present Value
Periods	ThU.S.$	ThU.S.$	ThU.S.$
Less than one year	939	1	938
Between one and five years	349	—	349
More than five years	—	—	—
Total	1,288	1	1,287

	12-31-2018
	Gross	Interest	Present Value
Periods	ThU.S.$	ThU.S.$	ThU.S.$
Less than one year	1,180	49	1,131
Between one and five years	837	—	837
More than five years	—	—	—
Total	2,017	49	1,968

Financial lease receivables are presented in the interim consolidated statements of financial position in line items “Trade and other current receivable” and “Trade and other non-current receivable” depending on their maturities stated above.

Arauco accounts for its lease contracts as financial leases. These lease contracts are for a term of less than five-years at market interest rates and leased assets are forestry machinery and equipment. They also include an early termination option, under general and special conditions stipulated in each contract.

Arauco holds leases as lessee and lessor, described in the previous tables, for which there are no impairment contingent payments or restrictions to report.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2019

Amounts in thousands of U.S. dollars, except as indicated

NOTE 9. REVENUE

	January - September		July - September
Classes of revenue	2019 ThU.S.$	2018 ThU.S.$	2019 ThU.S.$	2018 ThU.S.$
Revenue from sales of goods	4,057,979	4,489,669	1,353,893	1,524,600
Revenue from rendering of services	68,932	84,242	33,262	25,320
Total	4,126,911	4,573,911	1,387,155	1,549,920

The reportable segments revenues by business area and by geographical area are presented in Note 24.

NOTE 10. EMPLOYEE BENEFITS

Classes of Benefits and Expenses by Employee

	January - September		July - September
	2019 ThU.S.$	2018 ThU.S.$	2019 ThU.S.$	2018 ThU.S.$
Employee expenses	499,843	467,524	166,910	159,579
Wages and salaries	485,144	447,525	161,577	155,628
Severance indemnities	14,699	19,999	5,333	3,951

	09-30-2019	12-31-2018
Discount rate	5.91%	5.91%
Inflation	3.00%	3.00%
Annual rate of wage growth	5.22%	5.22%
Mortality rate (1)	RV-2014	RV-2014

(1)

For the purposes of determining the technical reserves, Chilean annuity providers are required by law to utilize the mortality tables specified by the SVS (currently Chilean Commission for the Financial Market). The most recent table is the RV-2014, which is based on Chilean pensioner experience from 2006-2013 (SP & SVS, 2013). The mortality tables distinguish between males and females.

Sensitivities to assumptions	ThU.S.$
Discount rate
Increase in 100 bps	(5,036)
Decrease in 100 bps	5,369
Wage growth rates
Increase in 100 bps	4,910
Decrease in 100 bps	(4,645)

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2019

Amounts in thousands of U.S. dollars, except as indicated

The following tables set forth the balances and the reconciliation of the present value of severance indemnities obligations as of September 30, 2019 and December 31, 2018:

	09-30-2019	12-31-2018
	ThU.S.$	ThU.S.$
Current	5,621	5,656
Non-current	65,118	64,895
Total	70,739	70,551

Reconciliation of the present value of severance indemnities obligations	09-30-2019 ThU.S.$	12-31-2018 ThU.S.$
Opening balance	70,551	71,763
Bussines combinations	462	—
Current service cost	3,947	5,201
Interest cost	2,973	3,723
(Gains) losses from changes in actuarial assumptions	—	(172)
Actuarial gains and losses arising from experience	(1,174)	(1,685)
Benefits paid	(2,853)	(4,773)
Costs from past services	—	4,710
Increase (decrease) for foreign currency exchange rates changes	(3,167)	(8,216)
Closing balance	70,739	70,551

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2019

Amounts in thousands of U.S. dollars, except as indicated

NOTE 11. BALANCES IN FOREIGN CURRENCY AND FOREIGN CURRENCY EXCHANGE RATE IMPACT IN PROFIT OR LOSS.

September 30, 2019	U.S Dollar ThU.S.$	Euros ThU.S.$	Brazilian Real ThU.S.$	Argentine Pesos ThU.S.$	Mexican Pesos ThU.S.$	Other currencies ThU.S.$	Chilean Pesos ThU.S.$	U.F. ThU.S.$	Total ThU.S.$
Assets
Current Assets
Cash and Cash Equivalents	843,032	45,586	48,854	1,206	12,122	4,701	186,729	—	1,142,230
Other current financial assets	214	—	—	—	—	154	—	—	368
Other current non-financial assets	80,380	83	21,756	5,544	606	11,035	49,505	—	168,909
Trade and other current receivables	561,572	69	63,220	20,460	35,043	8,278	80,936	3,943	773,521
Accounts receivable due from related companies	1,515	—	330	—	—	—	3,868	498	6,211
Current Inventories	968,944	—	75,217	—	30,599	—	—	—	1,074,760
Current biological assets	257,322	—	67,052	—	—	—	—	—	324,374
Current tax assets	9,655	108	6,169	3,290	1,946	1,767	83,860	—	106,795
Non-current assets or disposal groups classified as held for sale	2,722,634	45,846	282,598	30,500	80,316	25,935	404,898	4,441	3,597,168
Non-current assets or disposal groups classified as held for sale	4,905	—	554	—	48	—	—	—	5,507

Total Current Assets	2,727,539	45,846	283,152	30,500	80,364	25,935	404,898	4,441	3,602,675

Non Current Assets
Other non-current financial assets	31,272	—	—	—	—	—	—	—	31,272
Other non-current non-financial assets	84,111	—	4,933	1,146	913	90	2,054	—	93,247
Trade and other non-current receivables	3,882	—	439	—	—	24	3,607	3,304	11,256
Accounts receivable due from related companies, non-current	—	—	—	—	—	—	—	—	—
Investments accounted for using equity method	77,085	165,815	39,182	—	—	—	2,733	—	284,815
Intangible assets other than goodwill	94,739	—	1,901	—	103	—	—	—	96,743
Goodwill	51,862	—	21,659	—	—	—	—	—	73,521
Property, plant and equipment	7,159,120	—	487,249	—	126,352	—	370	—	7,773,091
Non-current biological assets	2,941,306	—	367,288	—	—	—	—	—	3,308,594
Deferred tax assets	5,625	—	833	—	131	—	—	—	6,589

Total Non Current Assets	10,449,002	165,815	923,484	1,146	127,499	114	8,764	3,304	11,679,128

Total Assets	13,176,541	211,661	1,206,636	31,646	207,863	26,049	413,662	7,745	15,281,803

September 30, 2019	U.S Dollar ThU.S.$	Euros ThU.S.$	Brazilian Real ThU.S.$	Argentine Pesos ThU.S.$	Mexican Pesos ThU.S.$	Other currencies ThU.S.$	Chilean Pesos ThU.S.$	U.F. ThU.S.$	Total ThU.S.$
Liabilities
Current Liabilities
Other current financial liabilities	345,395	1,255	13,495	—	1,404	222	52,785	291,715	706,271
Trade and other current payables	221,405	12,514	64,508	10,043	25,168	8,893	322,300	31,984	696,815
Accounts payable to related companies	346	—	—	—	—	—	4,166	—	4,512
Other current provisions	449	—	—	—	815	—	—	—	1,264
Current tax liabilities	1,482	—	—	—	92	—	363	—	1,937
Current provisions for employee benefits	—	—	5	—	—	—	5,616	—	5,621
Other current non-financial liabilities	71,446	49	17,404	1,681	3,374	7,663	13,590	—	115,207

Total Liabilities, current	640,523	13,818	95,412	11,724	30,853	16,778	398,820	323,699	1,531,627

Non-Current Liabilities
Other non-current financial liabilities	5,546,096	118,991	29,154	—	2,471	323	97,485	1,569,842	7,364,362
Other non current payables	2,230	—	—	—	—	—	—	—	2,230
Other non-current provisions	11	—	5,303	26,516	—	—	—	—	31,830
Deferred tax liabilities	1,288,268	—	81,041	—	2,502	—	—	—	1,371,811
Non-current provisions for employee benefits	436	—	—	—	178	—	64,504	—	65,118
Other non-current non-financial liabilities	22	—	110,268	23	—	—	6	—	110,319

Total non-current liabilities	6,837,063	118,991	225,766	26,539	5,151	323	161,995	1,569,842	8,945,670

Total Liabilities	7,477,586	132,809	321,178	38,263	36,004	17,101	560,815	1,893,541	10,477,297

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2019

Amounts in thousands of U.S. dollars, except as indicated

December 31, 2018	U.S Dollar ThU.S.$	Euros ThU.S.$	Brazilian Real ThU.S.$	Argentine Pesos ThU.S.$	Mexican Pesos ThU.S.$	Other currencies ThU.S.$	Chilean Pesos ThU.S.$	U.F. ThU.S.$	Total ThU.S.$
Assets
Current Assets
Cash and Cash Equivalents	834,513	8,295	44,605	2,854	1,461	3,914	180,300	—	1,075,942
Other current financial assets	497	—	—	—	—	—	—	—	497
Other current non-financial assets	49,170	125	19,018	5,855	42	5,283	50,361	—	129,854
Trade and other current receivables	631,047	7,399	66,500	15,044	8,576	6,882	99,950	3,786	839,184
Accounts receivable due from related companies	591	—	83	—	—	—	6,169	481	7,324
Current Inventories	957,529	—	72,667	—	—	—	—	—	1,030,196
Current biological assets	253,672	—	62,252	—	—	—	—	—	315,924
Current tax assets	16,042	262	4,978	—	102	1,399	13,730	—	36,513
Non-current assets or disposal groups classified as held for sale	2,743,061	16,081	270,103	23,753	10,181	17,478	350,510	4,267	3,435,434
Non-current assets or disposal groups classified as held for sale	5,152	—	574	—	—	—	—	—	5,726

Total Current Assets	2,748,213	16,081	270,677	23,753	10,181	17,478	350,510	4,267	3,441,160

Non Current Assets
Other non-current financial assets	20,346	—	—	—	—	—	—	—	20,346
Other non-current non-financial assets	79,615	—	4,946	1,427	640	90	230	—	86,948
Trade and other non-current receivables	7,733	—	1,040	—	—	27	3,267	3,082	15,149
Accounts receivable due from related companies, non-current	—	—	—	—	—	—	—	481	481
Investments accounted for using equity method	135,805	177,548	42,052	—	—	—	2,648	—	358,053
Intangible assets other than goodwill	87,729	—	2,364	—	—	—	—	—	90,093
Goodwill	42,573	—	23,278	—	—	—	—	—	65,851
Property, plant and equipment	6,675,290	—	498,993	—	—	—	410	—	7,174,693
Non-current biological assets	2,924,266	—	412,073	—	—	—	—	—	3,336,339
Deferred tax assets	4,558	—	36	—	41	—	—	—	4,635

Total Non Current Assets	9,977,915	177,548	984,782	1,427	682	116	6,555	3,563	11,152,588

Total Assets	12,726,128	193,629	1,255,459	25,180	10,862	17,595	357,065	7,830	14,593,748

December 31, 2018	U.S Dollar ThU.S.$	Euros ThU.S.$	Brazilian Real ThU.S.$	Argentine Pesos ThU.S.$	Mexican Pesos ThU.S.$	Other currencies ThU.S.$	Chilean Pesos ThU.S.$	U.F. ThU.S.$	Total ThU.S.$
Liabilities
Current Liabilities
Other current financial liabilities	445,076	—	6,828	—	—	—	5,017	80,675	537,596
Trade and other current payables	184,989	7,450	64,873	15,590	1,378	8,272	348,886	28,180	659,618
Accounts payable to related companies	1,777	—	—	—	—	—	8,452	—	10,229
Other current provisions	413	—	—	—	—	—	—	—	413
Current tax liabilities	88	7	—	16,730	102	0	136,715	—	153,642
Current provisions for employee benefits	—	—	51	—	—	—	5,605	—	5,656
Other current non-financial liabilities	188,346	49	12,340	3,037	2,761	1,343	4,734	—	212,610

Total Liabilities, current	820,689	7,506	84,092	35,357	4,240	9,616	509,409	108,855	1,579,764

Non-Current Liabilities
Other non-current financial liabilities	2,769,505	—	7,827	—	—	—	5,821	1,845,904	4,629,057
Other non current payables	2,230	—	—	—	—	—	—	—	2,230
Other non-current provisions	9	—	5,839	28,035	—	—	1	—	33,884
Deferred tax liabilities	1,327,291	—	90,367	—	—	—	—	—	1,417,658
Non-current provisions for employee benefits	—	—	—	—	159	—	64,736	—	64,895
Other non-current non-financial liabilities	19	—	111,841	29	—	—	178	—	112,067

Total non-current liabilities	4,099,054	—	215,874	28,064	159	—	70,736	1,845,904	6,259,791

Total Liabilities	4,919,743	7,506	299,966	63,421	4,399	9,616	580,145	1,954,759	7,839,555

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2019

Amounts in thousands of U.S. dollars, except as indicated

	09-30-2019			12-31-2018
	Up to 90 days ThU.S.$	From 91 days to 1 year ThU.S.$	Total ThU.S.$	Up to 90 days ThU.S.$	From 91 days to 1 year ThU.S.$	Total ThU.S.$
Total Liabilities, current	996,171	535,456	1,531,627	1,160,815	418,949	1,579,764

Other current financial liabilities	187,898	518,373	706,271	121,606	415,990	537,596
U.S Dollar	124,985	220,410	345,395	110,329	334,747	445,076
Euros	600	655	1,255	—	—	—
Brazilian Real	3,382	10,113	13,495	1,880	4,948	6,828
Mexican Pesos	279	1,125	1,404	—	—	—
Other currencies	64	158	222	—	—	—
Chilean Pesos	14,418	38,367	52,785	1,334	3,683	5,017
U.F.	44,170	247,545	291,715	8,063	72,612	80,675

Bank Loans	77,186	129,841	207,027	84,778	130,271	215,049
U.S Dollar	74,995	124,377	199,372	82,898	125,323	208,221
Euros	562	609	1,171	—	—	—
Brazilian Real	1,629	4,855	6,484	1,880	4,948	6,828

Financial Leases	22,231	61,704	83,935	7,265	23,651	30,916
U.S Dollar	2,975	9,063	12,038	—	—	—
Euros	38	46	84	—	—	—
Brazilian Real	1,753	5,258	7,011	—	—	—
Mexican Pesos	279	1,125	1,404	—	—	—
Other currencies	64	158	222	—	—	—
Chilean Pesos	14,418	38,367	52,785	1,334	3,683	5,017
U.F.	2,704	7,687	10,391	5,931	19,968	25,899

Other Loans	88,481	326,828	415,309	29,563	262,068	291,631
U.S Dollar	47,015	86,970	133,985	27,431	209,424	236,855
U.F.	41,466	239,858	281,324	2,132	52,644	54,776

Trade and other current payables	693,036	3,779	696,815	659,618	—	659,618
U.S Dollar	221,403	2	221,405	184,989	—	184,989
Euros	12,514	—	12,514	7,450	—	7,450
Brazilian Real	64,508	—	64,508	64,873	—	64,873
Argentine Pesos	10,043	—	10,043	15,590	—	15,590
Mexican Pesos	21,391	3,777	25,168	1,378	—	1,378
Other currencies	8,893	—	8,893	8,272	—	8,272
Chilean Pesos	322,300	—	322,300	348,886	—	348,886
U.F.	31,984	—	31,984	28,180	—	28,180

Accounts payable to related companies	4,512	—	4,512	10,229	—	10,229
U.S Dollar	346	—	346	1,777	—	1,777
Chilean Pesos	4,166	—	4,166	8,452	—	8,452

Other current provisions	1,264	—	1,264	413	—	413
U.S Dollar	449	—	449	413	—	413
Mexican Pesos	815	—	815	—	—	—

Current tax liabilities	1,574	363	1,937	152,994	648	153,642
U.S Dollar	1,482	—	1,482	88	—	88
Euros	—	—	—	7	—	7
Argentine Pesos	—	—	—	16,730	—	16,730
Mexican Pesos	92	—	92	102	—	102
Chilean Pesos	—	363	363	136,067	648	136,715

Current provisions for employee benefits	5,595	26	5,621	4,923	733	5,656
Brazilian Real	5	—	5	51	—	51
Chilean Pesos	5,590	26	5,616	4,872	733	5,605

Other current non-financial liabilities	102,292	12,915	115,207	211,032	1,578	212,610
U.S Dollar	70,807	639	71,446	187,740	606	188,346
Euros	49	—	49	49	—	49
Brazilian Real	5,133	12,271	17,404	12,340	—	12,340
Argentine Pesos	1,681	—	1,681	3,037	—	3,037
Mexican Pesos	3,374	—	3,374	2,761	—	2,761
Other currencies	7,663	—	7,663	1,343	—	1,343
Chilean Pesos	13,585	5	13,590	3,762	972	4,734

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2019

Amounts in thousands of U.S. dollars, except as indicated

	09-30-2019				12-31-2018
	From 13 months to 3 years ThU.S.$	From 3 years to 5 years ThU.S.$	More than 5 years ThU.S.$	Total ThU.S.$	From 13 months to 3 years ThU.S.$	From 3 years to 5 years ThU.S.$	More than 5 years ThU.S.$	Total ThU.S.$
Total non-current liabilities	2,125,758	1,510,331	5,309,581	8,945,670	2,108,658	943,090	3,208,043	6,259,791

Other non-current financial liabilities	1,231,968	1,462,150	4,670,244	7,364,362	1,053,859	943,090	2,632,108	4,629,057
U.S Dollar	960,228	1,250,543	3,335,325	5,546,096	659,086	773,989	1,336,430	2,769,505
Euros	15,592	28,357	75,042	118,991	—	—	—	—
Brazilian Real	11,638	7,402	10,114	29,154	6,612	1,215	—	7,827
Mexican Pesos	2,392	79	—	2,471	—	—	—	—
Other currencies	253	70	—	323	—	—	—	—
Chilean Pesos	76,616	20,663	206	97,485	5,354	467	—	5,821
U.F.	165,249	155,036	1,249,557	1,569,842	382,807	167,419	1,295,678	1,845,904

Bank Loans	206,112	536,064	75,042	817,218	229,263	387,669	203,906	820,838
U.S Dollar	187,632	507,593	—	695,225	222,651	386,454	203,906	813,011
Euros	15,566	28,357	75,042	118,965	—	—	—	—
Brazilian Real	2,914	114	—	3,028	6,612	1,215	—	7,827

Financial Leases	125,312	49,068	66,041	240,421	26,296	10,975	—	37,271
U.S Dollar	21,940	16,535	54,621	93,096	—	—	—	—
Euros	26	—	—	26	—	—	—	—
Brazilian Real	8,724	7,288	10,114	26,126	—	—	—	—
Mexican Pesos	2,392	79	—	2,471	—	—	—	—
Other currencies	253	70	—	323	—	—	—	—
Chilean Pesos	76,616	20,663	206	97,485	5,354	467	—	5,821
U.F.	15,361	4,433	1,100	20,894	20,942	10,508	—	31,450

Other Loans	900,544	877,018	4,529,161	6,306,723	798,300	544,446	2,428,202	3,770,948
U.S Dollar	750,656	726,415	3,280,704	4,757,775	436,435	387,535	1,132,524	1,956,494
U.F.	149,888	150,603	1,248,457	1,548,948	361,865	156,911	1,295,678	1,814,454

Other non-current payables	2,230	—	—	2,230	2,230	—	—	2,230
U.S Dollar	2,230	—	—	2,230	2,230	—	—	2,230

Other non-current provisions	31,830	—	—	31,830	33,884	—	—	33,884
U.S Dollar	11	—	—	11	9	—	—	9
Brazilian Real	5,303	—	—	5,303	5,839	—	—	5,839
Argentine Pesos	26,516	—	—	26,516	28,035	—	—	28,035
Chilean Pesos	—	—	—	—	1	—	—	1

Deferred tax liabilities	751,048	11,997	608,766	1,371,811	841,723	—	575,935	1,417,658
U.S Dollar	679,502	—	608,766	1,288,268	751,356	—	575,935	1,327,291
Brazilian Real	69,044	11,997	—	81,041	90,367	—	—	90,367
Mexican Pesos	2,502	—	—	2,502	—	—	—	—

Non-current provisions for employee benefits	64,682	436	—	65,118	64,895	—	—	64,895
U.S Dollar	—	436	—	436	—	—	—	—
Mexican Pesos	178	—	—	178	159	—	—	159
Chilean Pesos	64,504	—	—	64,504	64,736	—	—	64,736

Other non-current non-financial liabilities	44,000	35,748	30,571	110,319	112,067	—	—	112,067
U.S Dollar	22	—	—	22	19	—	—	19
Brazilian Real	43,949	35,748	30,571	110,268	111,841	—	—	111,841
Argentine Pesos	23	—	—	23	29	—	—	29
Chilean Pesos	6	—	—	6	178	—	—	178

The table below sets forth the subsidiaries that have determined a functional currency other than the U.S. Dollar as follows:

Subsidiary	Country	Functional Currency
Arauco do Brasil S.A.	Brazil	Brazilian Real
Arauco Forest Brasil S.A.	Brazil	Brazilian Real
Arauco Florestal Arapoti S.A.	Brazil	Brazilian Real
Arauco Industria de Paineis Ltda.	Brazil	Brazilian Real
Empreendimentos Florestais Santa Cruz Ltda.	Brazil	Brazilian Real
Mahal Empreendimentos e Participacoes S.A.	Brazil	Brazilian Real
Novo Oeste Gestao de Ativos Florestais S.A.	Brazil	Brazilian Real
Consorcio Protección Fitosanitaria Forestal S.A.	Chile	Chilean Pesos
Forestal Nuestra Señora del Carmen S.A.	Argentina	Argentine pesos
Forestal Talavera S.A.	Argentina	Argentine pesos
Greenagro S.A.	Argentina	Argentine pesos
Leasing Forestal S.A.	Argentina	Argentine pesos
Savitar S.A.	Argentina	U.S. Dollar
Arauco Industria de Mexico, S.A. de C.V. (ex Maderas y Sintéticos de México, S.A. de C.V.)	Mexico	Mexican pesos
Araucomex Servicios, S.A. de C.V. (ex Maderas y Sintéticos Servicios, S.A. de C.V.)	Mexico	Mexican pesos
Arauco Serviquimex, S.A. de C.V. (ex Masisa Manufactura, S.A. de C.V.)	Mexico	Mexican pesos
Arauco Quimica S.A. de C.V. (ex Masnova Química, S.A. de C.V.)	Mexico	Mexican pesos
Tablered Araucomex, S.A. de C.V. (ex Placacentro Masisa México S.A. de C.V.)	Mexico	Mexican pesos
Arauco Canada Ltd. (ex Flakeboard Company Ltd.)	Canada	Canadian Dollar

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2019

Amounts in thousands of U.S. dollars, except as indicated

The table below shows a detail per company of the effect in the period of the Reserve of Exchange Differences on translation:

	January - September		July - September
	2019	2018	2019	2018
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Arauco do Brasil S.A.	(28,739)	(83,231)	(33,262)	(14,919)
Arauco Forest Brasil S.A.	(26,850)	(77,719)	(30,951)	(14,277)
Arauco Florestal Arapoti S.A.	(6,339)	(20,050)	(7,367)	(3,626)
Sonae Arauco S.A.	(8,426)	(6,909)	(7,369)	(1,005)
Arauco Argentina S.A.	(1,054)	(6,535)	(1,737)	(1,336)
Arauco Canada Ltd.	2,687	(2,727)	(1,845)	1,664
Others	(6,150)	(165)	(5,637)	(94)

Total reserve of exchange differences on translation	(74,871)	(197,336)	(88,168)	(33,593)

Effect of foreign exchange rates changes

	January - September		July - September
	2019	2018	2019	2018
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Exchange differences recognized in profit or loss, except for those arising on financial instruments measured at fair value through profit or loss	(19,509)	(22,267)	(12,290)	(6,037)
Reserve of exchange differences on translation (with Non-controlling interests)	(76,473)	(202,229)	(89,952)	(34,369)

NOTE 12. BORROWING COSTS

Arauco capitalizes interest at effective rate on current investment projects.

At the date of issuance of these interim consolidated financial statements, Arauco has capitalized financial interest related to the modernization and extension of Planta Arauco (MAPA) project in Chile and to the Grayling project in the United States.

	January - September		July - September
	2019	2018	2019	2018
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Property, plant and equipment capitalized cost
Property, plant and equipment capitalized interest cost rate	4.43%	3.83%	4.35%	3.87%
Amount of the capitalized interest cost, property, plant and equipment	17,547	10,096	5,012	2,518

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2019

Amounts in thousands of U.S. dollars, except as indicated

NOTE 13. RELATED PARTIES

Related Party Disclosures

Related parties are those entities defined in IAS 24 and under the rules of the Chilean Commission for the Financial Market and the Chilean Corporations Law.

The receivable and payable amounts among related parties at the end of each period correspond to commercial and financing transactions denominated in Chilean Pesos, U.S. dollars and Brazilian Real, where collection or payment deadlines are shown in the following tables and in general do not bear interest, except for financing transactions.

As of the date of these interim consolidated financial statements, the main transactions with related parties are related to fuel purchases with Compañía de Petróleos de Chile S.A. and sodium chlorate purchases at EKA Chile S.A.

As of the date of these interim consolidated financial statements, there are neither provisions for accounts of doubtful collection nor any guarantees granted or received related to the balances with related parties.

Name of Group’s Main Shareholders

The ultimate shareholders of Arauco, direct and indirectly, are Mrs. Maria Noseda Zambra de Angelini (who passed away on April 15, 2018), Mr. Roberto Angelini Rossi and Mrs. Patricia Angelini Rossi.

Name of the Intermediate Controlling Entity that Produces Consolidated Financial Statements for Public Use

Empresas Copec S.A.

Compensation to Key Management Personnel

Compensation to key management personnel, including directors, managers and deputy managers, consist of a fixed monthly salary, and managers and deputy managers also receive an annual bonus subject to the results of the Company and the fulfillment of goals of the business as well as individual performance.

Pricing Strategy Terms and Conditions Corresponding to Transactions with Related Parties

Transactions carried out with related parties are intended to contribute to the corporate interest, are adjusted in price, terms and conditions to those prevailing in the market at the time of approval, and meet the requirements and procedures set forth in the law.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2019

Amounts in thousands of U.S. dollars, except as indicated

The table below sets forth information about the Relationship between the Parent Company and its Subsidiaries

			Functional	% Ownership interest 09-30-2019			% Ownership interest 12-31-2018
ID N°	Company Name	Country	Currency	Direct	Indirect	Total	Direct	Indirect	Total
-	Agenciamiento y Servicios Profesionales S.A.	Mexico	U.S. Dollar	0.0020	99.9970	99.9990	0.0020	99.9970	99.9990
-	Arauco Argentina S.A.	Argentina	U.S. Dollar	9.9753	90.0048	99.9801	9.9753	90.0048	99.9801
-	Arauco Australia Pty Ltd.	Australia	U.S. Dollar	—	99.9990	99.9990	—	99.9990	99.9990
96547510-9	Arauco Bioenergía S.A.	Chile	U.S. Dollar	98.0000	1.9999	99.9999	98.0000	1.9999	99.9999
-	Arauco Canada Ltd. (ex Flakeboard Company Ltd.)	Canada	Canadian Dollar	—	99.9990	99.9990	—	99.9990	99.9990
-	Arauco Colombia S.A.	Colombia	U.S. Dollar	1.4778	98.5204	99.9982	1.4778	98.5204	99.9982
-	Arauco do Brasil S.A.	Brazil	Brazilian Real	1.0681	98.9309	99.9990	1.0681	98.9309	99.9990
-	Arauco Europe Cooperatief U.A.	Netherlands	U.S. Dollar	0.5493	99.4497	99.9990	0.5689	99.4301	99.9990
-	Arauco Florestal Arapoti S.A.	Brazil	Brazilian Real	—	79.9992	79.9992	—	79.9992	79.9992
-	Arauco Forest Brasil S.A.	Brazil	Brazilian Real	9.7714	90.2278	99.9992	9.7714	90.2278	99.9992
-	Arauco Industria de Paineis Ltda.	Brazil	Brazilian Real	—	99.9990	99.9990	—	99.9990	99.9990
-	Arauco Middle East DMCC	Dubai	U.S. Dollar	—	99.9990	99.9990	—	99.9990	99.9990
-	Arauco North America, Inc. (ex Flakeboard America Ltd.)	USA	U.S. Dollar	0.0001	99.9989	99.9990	0.0001	99.9989	99.9990
76620842-8	Arauco Nutrientes Naturales SPA	Chile	U.S. Dollar	—	99.9484	99.9484	—	99.9484	99.9484
-	Arauco Perú S.A.	Peru	U.S. Dollar	0.0013	99.9977	99.9990	0.0013	99.9977	99.9990
-	Arauco Wood (China) Company Limited	China	U.S. Dollar	—	99.9990	99.9990	—	99.9990	99.9990
-	Araucomex S.A. de C.V.	Mexico	U.S. Dollar	0.0005	99.9985	99.9990	0.0005	99.9985	99.9990
96657900-5	Consorcio Protección Fitosanitaria Forestal S.A.	Chile	Chilean Pesos	—	57.0831	57.0831	—	57.0831	57.0831
-	Empreendimentos Florestais Santa Cruz Ltda.	Brazil	Brazilian Real	—	99.9985	99.9985	—	99.9985	99.9985
85805200-9	Forestal Arauco S.A.	Chile	U.S. Dollar	99.9484	—	99.9484	99.9484	—	99.9484
93838000-7	Forestal Cholguán S.A.	Chile	U.S. Dollar	—	98.5644	98.5644	—	98.5479	98.5479
78049140-K	Forestal Los Lagos S.A.	Chile	U.S. Dollar	—	79.9587	79.9587	—	79.9587	79.9587
-	Forestal Nuestra Señora del Carmen S.A.	Argentina	Argentine pesos	—	99.9805	99.9805	—	99.9805	99.9805
-	Forestal Talavera S.A.	Argentina	Argentine pesos	—	99.9942	99.9942	—	99.9942	99.9942
-	Greenagro S.A.	Argentina	Argentine pesos	—	97.9805	97.9805	—	97.9805	97.9805
96563550-5	Inversiones Arauco Internacional Ltda.	Chile	U.S. Dollar	98.0186	1.9804	99.9990	98.0186	1.9804	99.9990
79990550-7	Investigaciones Forestales Bioforest S.A.	Chile	Chilean Pesos	1.0000	98.9489	99.9489	1.0000	98.9489	99.9489
-	Leasing Forestal S.A.	Argentina	Argentine pesos	—	99.9801	99.9801	—	99.9801	99.9801
96510970-6	Maderas Arauco S.A.	Chile	U.S. Dollar	99.0000	0.9995	99.9995	99.0000	0.9995	99.9995
-	Maderas Arauco Costa Rica S.A.	Costa Rica	U.S. Dollar	—	99.9990	99.9990	—	99.9990	99.9990
-	Arauco Industria de México, S.A.de C.V. (ex Maderas y Sintéticos de México, S.A. de C.V.)	Mexico	Mexican pesos	—	99.9990	99.9990	—	—	—
-	Araucomex Servicios, S.A. de C.V. (ex Maderas y Sintéticos Servicios, S.A. de C.V.)	Mexico	Mexican pesos	—	99.9990	99.9990	—	—	—
-	Mahal Empreendimentos e Participacoes S.A.	Brazil	Brazilian Real	—	99.9991	99.9991	—	99.9991	99.9991
-	Arauco Serviquimex, S.A. de C.V. (ex Masisa Manufactura, S.A. de C.V.)	Mexico	Mexican pesos	—	99.9990	99.9990	—	—	—
-	Arauco Química S.A. de C.V. (ex Masnova Química, S.A. de C.V.)	Mexico	Mexican pesos	—	99.9990	99.9990	—	—	—
-	Novo Oeste Gestao de Ativos Florestais S.A.	Brazil	Brazilian Real	—	99.9991	99.9991	—	99.9991	99.9991
	Prime-Line, Inc.	USA	U.S. Dollar	—	99.9990	99.9990	—	—	—
-	Tablered Araucomex, S.A. de C.V. (ex Placacentro Masisa México, S.A. de C.V.)	Mexico	Mexican pesos	—	99.9990	99.9990	—	—	—
-	Savitar S.A.	Argentina	Argentine pesos	—	99.9841	99.9841	—	99.9841	99.9841
76375371-9	Servicios Aéreos Forestales Ltda.	Chile	U.S. Dollar	0.0100	99.9890	99.9990	0.0100	99.9890	99.9990
96637330-K	Servicios Logísticos Arauco S.A.	Chile	U.S. Dollar	45.0000	54.9997	99.9997	45.0000	54.9997	99.9997

The companies in the table below are classified as joint operations in accordance with IFRS 11. The assets, liabilities, income and expenses are recorded in relation to the Company’s ownership percentage in accordance with accounting standards applicable in each case.

Company Name	Country	Functional Currency
Eufores S.A.	Uruguay	U.S. Dollar
Celulosa y Energía Punta Pereira S.A.	Uruguay	U.S. Dollar
Zona Franca Punta Pereira S.A.	Uruguay	U.S. Dollar
Forestal Cono Sur S.A.	Uruguay	U.S. Dollar
Stora Enso Uruguay S.A.	Uruguay	U.S. Dollar
El Esparragal Asociación Agraria de R.L.	Uruguay	U.S. Dollar
Ongar S.A.	Uruguay	U.S. Dollar
Terminal Logística e Industrial M’Bopicua S.A.	Uruguay	U.S. Dollar

There are no significant restrictions on the ability of subsidiaries to transfer funds to Arauco, in the form of cash dividends or repayment of loans and/or advances.

Employee Benefits for Key Management Personnel

	January - September		July - September
	2019	2018	2019	2018
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Salaries and bonuses	49,711	54,676	16,186	19,701
Per diem compensation to members of the Board of Directors	1,825	1,949	600	623
Termination benefits	2,908	8,326	1,543	626
Total	54,444	64,951	18,329	20,950

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2019

Amounts in thousands of U.S. dollars, except as indicated

Related Party Receivables, Current

Name of Related Party	Tax ID No.	Nature of Relationship	Country	Currency	Maturity	09-30-2019 ThU.S.$	12-31-2018 ThU.S.$
Forestal Mininco S.A.	91.440.000-7	Common Stockholder	Chile	Chilean pesos	30 days	4	14
Eka Chile S.A.	99.500.140-3	Joint Venture	Chile	Chilean pesos	30 days	1,626	2,362
Forestal del Sur S.A.	79.825.060-4	Associate of a subsidiary’s minority shareholder	Chile	Chilean pesos	—	—	3,740
Unilin Arauco Pisos Ltda.	—	Joint Venture	Brazil	Brazilian Real	30 days	330	83
Colbún S.A.	96.505.760-9	Common Stockholder	Chile	Chilean pesos	30 days	219	52
CMPC Maderas S.A.	95.304.000-K	Common Stockholder			30 days	1	—
CMPC Pulp S.A.	96.532.330-9	Common Stockholder	Chile	Chilean pesos	30 days	1	1
Fundación Educacional Arauco	71.625.000-8	Parent company is founder and contributor	Chile	Chilean pesos	30 days	1,190	—
Fundación Acerca Redes	65.097.218-K	Parent company is founder and contributor	Chile	U.S. Dollar	30 days	1,149	221
Sonae Arauco Portugal S.A.	—	Subsidiary of a Joint Venture	Portugal	U.S. Dollar	30 days	367	370
Compañía Puerto de Coronel S.A.	79.895.330-3	Subsidiary of an Associate	Chile	U.F.	Jan-20	498	481
E2E S.A.	76.879.577-0	Associate	Chile	Chilean pesos	30 days	826	—

TOTAL						6,211	7,324

Related Party Receivables, Non-Current

Name of Related Party	Tax ID No.	Nature of Relationship	Country	Currency	Maturity	09-30-2019 ThU.S.$	12-31-2018 ThU.S.$
Compañía Puerto de Coronel S.A.	79.895.330-3	Subsidiary of an Associate	Chile	U.F.	—	—	481

TOTAL						—	481

Related Party Payables, Current

Name of Related Party	Tax ID No.	Nature of Relationship	Country	Currency	Maturity	09-30-2019 ThU.S.$	12-31-2018 ThU.S.$
Compañía de Petróleos de Chile S.A.	99.520.000-7	Common controlling parent	Chile	Chilean pesos	30 days	3,856	7,019
Abastible S.A.	91.806.000-6	Common controlling parent	Chile	Chilean pesos	30 days	245	601
Fundación Educacional Arauco	71.625.000-8	Parent company is founder and contributor	Chile	Chilean pesos	—	—	616
Red to Green S.A.	86.370.800-1	Common Stockholder	Chile	Chilean pesos	30 days	2	14
Empresa Nacional de Telecomunicaciones S.A.	92.580.000-7	Common Stockholder	Chile	Chilean pesos	30 days	60	123
Servicios Corporativos Sercor S.A.	96.925.430-1	Associate	Chile	Chilean pesos	30 days	2	11
Puerto Lirquén S.A.	96.959.030-1	Subsidiary of an associate	Chile	U.S. Dollar	—	—	1,003
Compañía Puerto de Coronel S.A.	79.895.330-3	Subsidiary of an associate	Chile	U.S. Dollar	30 days	331	772
Depósitos Portuarios Lirquén S.A.	96.871.870-3	Subsidiary of an associate	Chile	U.S. Dollar	—	—	2
Adm.Estaciones de Servicio Serco Ltda.	79.689.550-0	Common controlling parent	Chile	Chilean pesos	—	—	1
Colbún Transmisión S.A.	76.218.856-2	Common director	Chile	Chilean pesos	30 days	15	—
Adm. de Ventas al Detalle Arco Prime Ltda.	77.215.640-5	Common controlling parent	Chile	Chilean pesos	—	—	1
Empresa Distrib. Papeles y Cartones S.A.	88.566.900-k	Common Stockholder	Chile	Chilean pesos	—	—	8
Elemental S.A.	76.659.730-0	Associate of controlling parent	Chile	Chilean pesos	—	—	1
Woodtech S.A.	76.724.000-7	Associate of controlling parent	Chile	Chilean pesos	—	—	28
Orizon S.A.	96.929.960-7	Common controlling parent	Chile	Chilean pesos	30 days	1	1
Vía Limpia SPA	79.874.200-0	Common controlling parent	Chile	Chilean pesos	—	—	9
Air BP Copec	96.942.120-8	Joint venture of controlling parent	Chile	Chilean pesos	—	—	19

TOTAL						4,512	10,229

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2019

Amounts in thousands of U.S. dollars, except as indicated

Related Party Transactions

Purchases

Name of Related Party	Tax ID No.	Nature of Relationship	Country	Currency	Transaction Descriptions	09-30-2019 ThU.S.$	12-31-2018 ThU.S.$
Abastible S.A.	91.806.000-6	Common controlling parent	Chile	Chilean pesos	Fuel	2,178	3,668
Compañía de Petróleos de Chile S.A.	99.520.000-7	Common controlling parent	Chile	Chilean pesos	Fuel and other	48,005	75,328
Compañía Puerto de Coronel S.A.	79.895.330-3	Subsidiary of the Associate	Chile	U.S. Dollar	Transport and stowage	8,143	10,607
Puerto Lirquén S.A.	96.959.030-1	Subsidiary of the Associate	Chile	U.S. Dollar	Port services	2,206	8,488
EKA Chile S.A.	99.500.140-3	Joint Venture	Chile	Chilean pesos	Sodium chlorate	31,005	47,209
Forestal del Sur S.A.	79.825.060-4	Associate of a subsidiary’s minority shareholder	Chile	Chilean pesos	Wood and ships	3,358	1,675
Portaluppi, Guzman y Bezanilla Asesorías Ltda.	78.096.080-9	Common director	Chile	Chilean pesos	Legal services	633	897
Empresa Nacional de Telecomunicaciones S.A.	92.580.000-7	Common Stockholder	Chile	Chilean pesos	Telephone services	311	617
CMPC Maderas S.A.	95.304.000-K	Common Stockholder	Chile	Chilean pesos	Wood and logs	102	644
Forestal Mininco S.A.	91.440.000-7	Common Stockholder	Chile	Chilean pesos	Wood and logs	—	261
Colbún Transmisión S.A.	76.218.856-2	Common director	Chile	Chilean pesos	Electrical Power	200	453
Woodtech S.A.	76.724.000-7	Indirect associate of controlling parent	Chile	Chilean pesos	Wood volumen measurement services	1,472	2,449
Inversiones Siemel S.A.	94.082.000-6	Common Stockholder	Chile	Chilean pesos	Rentals	196	326
Vía Limpia SPA	79.874.200-0	Common controlling parent	Chile	Chilean pesos	Other purchases	177	257

Sales

Name of Related Party	Tax ID No.	Nature of Relationship	Country	Currency	Transaction Descriptions	09-30-2019 ThU.S.$	12-31-2018 ThU.S.$
Colbún S.A.	96.505.760-9	Common director	Chile	Chilean pesos	Electrical Power	324	277
EKA Chile S.A.	99.500.140-3	Joint venture	Chile	Chilean pesos	Electrical Power	14,543	24,857
Forestal del Sur S.A.	79.825.060-4	Associate of a subsidiary’s minority shareholder	Chile	Chilean pesos	Harvesting services, Wood and chips	20,704	26,308
Unilin Arauco Pisos Ltda.	—	Joint venture	Brazil	Brazilian Real	Wood	2,549	1,474
E2E S.A.	76.879.577-0	Associate	Chile	Chilean pesos	Wood, plywood and boards	413	—

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2019

Amounts in thousands of U.S. dollars, except as indicated

NOTE 14. CONSOLIDATED FINANCIAL STATEMENTS

On September 1, 2019, the corporation Prime-Line, Inc. was acquired through the subsidiary Arauco North America, Inc. The price paid was ThU.S.$19,839.

On January 31, 2019, Arauco’s subsidiaries Inversiones Arauco Internacional Limitada and Araucomex, S.A. de C.V., closed the purchase of all of the shares of Masisa’s Mexican subsidiaries, namely Maderas y Sintéticos de México, S.A. de C.V. (currently Arauco Industria de Mexico, S.A. de C.V.), Maderas y Sintéticos Servicios, S.A. de C.V. (currently Araucomex Servicios, S.A. de C.V.), Masisa Manufactura, S.A. de C.V. (currently Arauco Serviquimex, S.A. de C.V.), Placacentro Masisa México, S.A. de C.V. (currently Tablered Araucomex, S.A. de C.V.) y Masnova Química, S.A. de C.V. (currently Arauco Química S.A. de C.V.).

The final price of the transaction was ThU.S.$168,680 and was paid in this period.

The main assets acquired, consist of two industrial complexes located in Durango and Zitácuaro, that jointly have three Particleboard (PB) lines with an annual installed capacity of 339,000 m3; a MDF line of with an annual installed capacity of 220,000 m3; melamine (or TFL) lines with an annual total installed capacity of 309,000 m3 ; a chemical plant with an installed capacity of 60,000 tons of resins and 60,600 tons of formaldehyde; and impregnation lines with an aggregate annual installed capacity of 28.9 million of m2.

Arauco carried out the initial recognition of the acquisition of these companies based on the information available as of that date, performing a preliminary determination about the allocation of the fair values during the acquisition of the same. The amounts of acquired assets and liabilities are deemed to be provisional amounts and could be adjusted during the measurement period of this acquisition, in order to reflect new information obtained based on facts and circumstances that existed as of the acquisition date and which, if known, would have affected the measurement of the amounts recognized as of that date. The measurement period will not exceed the term of one year as from the acquisition date.

The table below shows the fair values of assets and liabilities at the date of the transaction:

Masisa Mexico Group	01-31-2019 ThU.S.$
Cash and cash equivalent	9,152
Other current non-	599
Trade and other current receivables	29,971
Accounts receivable from related companies	27,484
Inventories	31,692
Current tax assets	1,567
Investments accounted for using equity method	1,571
Intangible assets other than goodwill	223
Property, plant and equipment	128,693
Non-Current Assets or disposal groups classified as held for sale	49

Total assets	231,001

Trade and other current payables	45,650
Accounts payable to related companies	12,692
Other current provisions	902
Current tax liabilities	1,388
Deferred tax liabilities	1,227
Non-current provisions for employee benefits	462

Total liabilities	62,321

Total equity	168,680

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2019

Amounts in thousands of U.S. dollars, except as indicated

The following table shows revenue and net profit recognized at the acquisition day:

Masisa Mexico Group	02-01-2019 to 30-09-2019 ThU.S.$
Revenue	104,780
Net loss	404

If the acquisition had occurred on January 1, 2019, consolidated pro-forma revenue and profit for the year ended September 30, 2019 would have been:

CELULOSA ARAUCO Y CONSTITUCIÓN S.A. AND SUBSIDIARIES	January-September 2019 (Pro-forma) ThU.S.$
Revenue	4,153,438
Net profit	148,338

On December 31, 2018, Arauco Wood Products Inc and Arauco Panels USA, LLC merged into Arauco North America, Inc (ex Flakeboard America Limited). This transaction had no effect on Arauco’s profit or loss.

On May 7, 2018, the company Maderas Arauco Costa Rica S.A. was created through the subsidiary Inversiones Arauco Internacional Ltda., with a capital of 10,000 colones (equivalent to U.S.$ 18). On December 24, 2018 Inversiones Arauco Internacional Ltda. made a capital contribution of ThU.S.$ 300 to the company Maderas Arauco Costa Rica S.A.

On August 3, 2018, the company Arauco Wood (China) Company Limited was created through the subsidiary Inversiones Arauco Internacional Ltda. with a capital of ThU.S.$ 500, out of which ThU.S.$100 have been paid to date.

The details of the subsidiaries included in the consolidation of Arauco are disclosed in Note 13.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2019

Amounts in thousands of U.S. dollars, except as indicated

NOTE 15. INVESTMENTS IN ASSOCIATES

At September 30, 2019, there were no new investments in associates to report.

On April 5, 2019 Celulosa Arauco y Constitución S.A. sold its participation in Puertos y Logística S.A. to DP World Group for a total amount of ThU.S.$ 101,972. This operation generated a profit of ThU.S$ 18,875.

On May 2, 2018, the company E2E S.A. was incorporated through the subsidiary Maderas Arauco S.A., with a total capital of ThU.S.$ 6,000, under 50% ownership of Arauco. As of the date of these interim consolidated financial statements, ThU.S.$ 2,711 have been contributed.

On January 19, 2018, the company Parque Eólico Ovejera Sur SpA was incorporated through the subsidiary Arauco Bioenergía S.A., under 50% ownership of Arauco. The capital contributed by Arauco was ThU.S.$ 892.

The following tables set forth information about Investments in associates.

Name	Puertos y Logística S.A.
Country	Chile
Functional Currency	U.S. Dollar
Corporate purpose	Docking and warehousing operations for proprietary and third party use, cargo of all classes of goods, as well, as warehousing and transport operations.
Ownership interest (%)	20.2767%
	09-30-2019	12-31-2018
Carrying amount accounted for using equity method	ThU.S.$ -	ThU.S.$ 62,511

Name	Inversiones Puerto Coronel S.A.
Country	Chile
Functional Currency	U.S. Dollar
Corporate purpose	Investments in movables and real estate, acquisition of companies, securities and investment instruments, investment management and development and/or participation in all kind of businesses and companies related to industrial, shipping, forestry and commercial activities.
Ownership interest (%)	50.0000%
	09-30-2019	12-31-2018
Carrying amount accounted for using equity method	ThU.S.$54,207	ThU.S.$51,760

Name	Servicios Corporativos Sercor S.A.
Country	Chile
Functional Currency	Chilean Pesos
Corporate purpose	Consulting services related to business management to Boards of Directors and Senior Management of all Arauco’s entities.
Ownership interest (%)	20.0000%
	09-30-2019	12-31-2018
Carrying amount accounted for using equity method	ThU.S.$ 206	ThU.S.$ 193

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2019

Amounts in thousands of U.S. dollars, except as indicated

Name	Genómica Forestal S.A.
Country	Chile
Functional Currency	Chilean Pesos
Corporate purpose	Developing forestry genomics, through the use of biotechnological, molecular and bioinformatics tools with the purpose of strengthening genetic programs so as to improve the competitive position of the Chilean forestry industry for priority tree species.
Ownership interest (%)	25.0000%
	09-30-2019	12-31-2018
Carrying amount accounted for using equity method	ThU.S.$(2)	ThU.S.$(1)

Name	Consorcio Tecnológico Bioenercel S.A.
Country	Chile
Functional Currency	Chilean Pesos
Corporate purpose	Developing of technologies which will promote the development of a biofuels industry in Chile, obtained from lingo-cellulosic materials. The future execution of this sustainable project is financed by the Innova Chile Committee.
Ownership interest (%)	20.0000%
	09-30-2019	12-31-2018
Carrying amount accounted for using equity method	ThU.S.$7	ThU.S.$7

Name	Vale do Corisco S.A.
Country	Brazil
Functional Currency	Brazilian Real
Corporate purpose	Management of forestry activities.
Ownership interest (%)	49.0000%
	09-30-2019	12-31-2018
Carrying amount accounted for using equity method	ThU.S.$35,847	ThU.S.$38,497

Name	E2E S.A.
Country	Chile
Functional Currency	Chilean pesos
Corporate purpose	Development of construction solutions
Ownership interest (%)	50.0000%
	09-30-2019	12-31-2018
Carrying amount accounted for using equity method	ThU.S.$1,992	ThU.S.$2,044

Name	Parque Eólico Ovejera Sur SpA
Country	Chile
Functional Currency	Chilean pesos
Corporate purpose	Electrical power projects
Ownership interest (%)	50.0000%
	09-30-2019	12-31-2018
Carrying amount accounted for using equity method	ThU.S.$734	ThU.S.$597

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2019

Amounts in thousands of U.S. dollars, except as indicated

Summarized Financial Information of Associates

					Assets
09-30-2019	Puertos y Logística S.A. ThU.S.$	Inversiones Puerto Coronel S.A. ThU.S.$	Serv.Corporativos Sercor S.A. ThU.S.$	E2E S.A. ThU.S.$	Parque Eólico Ovejera del Sur SpA. ThU.S.$	Vale do Corisco S.A. ThU.S.$	Consorcio Tecnológico Bioenercel S.A. ThU.S.$	Genómica Forestal S.A. ThU.S.$	Total ThU.S.$
Current	—	29	4,232	1,771	75	8,286	2	25	14,420
Non-current	—	110,232	894	3,329	1,426	97,169	36	19	213,105
Total	—	110,261	5,126	5,100	1,501	105,455	38	44	227,525

	Puertos y Logística S.A. ThU.S.$	Inversiones Puerto Coronel S.A. ThU.S.$	Serv.Corporativos Sercor S.A. ThU.S.$	E2E S.A. ThU.S.$	Liabilities Parque Eólico Ovejera del Sur SpA. ThU.S.$	Vale do Corisco S.A. ThU.S.$	Consorcio Tecnológico Bioenercel S.A. ThU.S.$	Genómica Forestal S.A. ThU.S.$	Total ThU.S.$
Current	—	83	3,418	1,115	33	147	—	9	4,805
Non-current	—	—	676	—	—	24,401	5	42	25,124
Equity	—	110,178	1,032	3,985	1,468	80,907	33	(7)	197,596
Total	—	110,261	5,126	5,100	1,501	105,455	38	44	227,525

09-30-2019
Revenues	42,362	—	3,631	170	—	5,297	—	—	51,460
Expenses	(42,350)	4,878	(3,521)	(1,143)	(84)	(2,356)	—	(2)	(44,578)
Profit or loss (continuing operations)	12	4,878	110	(973)	(84)	2,941	—	(2)	6,882

Other comprehensive income	7,540	—	—	—	—		—	—	7,540
Comprehensive income	7,552	4,878	110	(973)	(84)	2,941	—	(2)	14,422
Dividends	6,060	—	—	—	—		—	—	6,060

12-31-2018	Puertos y Logística S.A. ThU.S.$	Inversiones Puerto Coronel S.A. ThU.S.$	Serv.Corporativos Sercor S.A. ThU.S.$	E2E S.A. ThU.S.$	Assets Parque Eólico Ovejera del Sur SpA. ThU.S.$	Vale do Corisco S.A. ThU.S.$	Consorcio Tecnológico Bioenercel S.A. ThU.S.$	Genómica Forestal S.A. ThU.S.$	Total ThU.S.$
Current	97,866	29	22,870	680	1,246	4,295	2	25	127,013
Non-current	566,484	105,354	907	3,600	703	105,836	36	19	782,939
Total	664,350	105,383	23,777	4,280	1,949	110,131	38	44	909,952

	Puertos y Logística S.A. ThU.S.$	Inversiones Puerto Coronel S.A. ThU.S.$	Serv.Corporativos Sercor S.A. ThU.S.$	E2E S.A. ThU.S.$	Liabilities Parque Eólico Ovejera del Sur SpA. ThU.S.$	Vale do Corisco S.A. ThU.S.$	Consorcio Tecnológico Bioenercel S.A. ThU.S.$	Genómica Forestal S.A. ThU.S.$	Total ThU.S.$
Current	28,938	82	22,192	192	754	81	—	7	52,246
Non-current	327,124	—	619	—	—	31,485	5	42	359,275
Equity	308,288	105,301	966	4,088	1,195	78,565	33	(5)	498,431
Total	664,350	105,383	23,777	4,280	1,949	110,131	38	44	909,952

09-30-2018
Revenues	115,489	3,909	3,845	—	—	3,253	—	38	126,534
Expenses	(115,592)	—	(3,474)	(175)	(197)	(3,588)	(2)	(29)	(123,057)
Profit or loss (continuing operations)	(103)	3,909	371	(175)	(197)	(335)	(2)	9	3,477

Other comprehensive income	3,937	—		—	—		—	—	3,937
Comprehensive income	3,834	3,909	371	(175)	(197)	(335)	(2)	9	7,414
Dividends	—	—	—	—	—	749	—	—	749

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2019

Amounts in thousands of U.S. dollars, except as indicated

Reconciliation of Investment in Associates and Joint Ventures

	09-30-2019	12-31-2018
	ThU.S.$	ThU.S.$
Opening balance as of January 1	358,053	368,772
Changes
Investment in joint ventures, Additions	580	3,028
Disposals, investment in associates and joint ventures (*)	(56,492)	—
Share of profit (loss) in investment in associates	1,935	3,043
Share of profit (loss) in investment in joint ventures	1,946	14,203
Dividends Received, Investments in Associates	(13,191)	(11,307)
Increase (Decrease) in foreign exchange currency on translation of Associates and Joint Ventures	(11,356)	(17,287)
Other increase (decrease) in investment and associates and joint ventures	3,340	(2,399)
Total changes	(73,238)	(10,719)
Closing balance	284,815	358,053

(*)	Carrying amount of investment in Puertos y Logística S.A., which was sold on April 5, 2019.

	09-30-2019	12-31-2018
	ThU.S.$	ThU.S.$
Carrying amount of associates accounted for using equity method	93,003	155,609
Carrying amount of joint ventures accounted for using equity method	191,812	202,444
Total investment accounted for using equity method	284,815	358,053

NOTE 16. INTERESTS IN JOINT ARRANGEMENTS

Investments and contributions made

As of September 30, 2019 and December 31, 2018, Arauco has not carried out any contributions to Uruguayan companies Celulosa y Energía Punta Pereira S.A. and Zona Franca Punta Pereira S.A.

The investments in Uruguay qualify as a joint operation. In relation to “other rights and contractual conditions”, the joint operation has the primary objective of providing the parties an output. As established in the “Pulp Supply Agreement”, both Arauco and its partner have the obligation to acquire 100% of the yearly pulp produced by the joint operation. Arauco has recognized the assets, liabilities, income and expenses associated with its interest ownership, as of January 1, 2013, pursuant to IFRS 11.

Arauco holds a 50% interest in Sonae Arauco, which subsidiary produces and commercializes wood panels, of the type of MDF, PB and OSB, and sawn timber, through the operation of 2 panel plants and one sawmill in Spain; 2 panel plants and one resin plant in Portugal; 4 panel plants in Germany and 2 panel plants in South Africa.

Furthermore, Arauco holds a 50% ownership interest in Unilin Arauco Pisos Laminados Ltda., a Brazilian company, and in Eka Chile S.A. (“Eka”), a company that sells sodium chlorate to cellulose plants in Chile. There is a contractual agreement with these companies whereby Arauco has engaged in an economic activity subject to common control, which is classified as a joint venture.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2019

Amounts in thousands of U.S. dollars, except as indicated

The following tables set forth summarized financial information of the more significant interests in joint arrangements, which qualify as joint operations:

	09-30-2019		12-31-2018
Celulosa y Energía Punta Pereira S.A. (Uruguay)	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	338,355	227,504	220,699	204,455
Non-current	2,167,229	439,332	2,044,534	441,010
Equity	—	1,838,748	—	1,619,768
Total Joint Arrangement	2,505,584	2,505,584	2,265,233	2,265,233

Investment	919,374		809,884

	09-30-2019 ThU.S.$	09-30-2018 ThU.S.$
Income	666,862	714,838
Expenses	(446,350)	(480,186)
Joint Arrangement Net Income (Loss)	220,512	234,652

	09-30-2019		12-31-2018
Forestal Cono Sur S.A. (consolidated)	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	32,506	2,269	23,528	1,668
Non-current	169,980	7,291	170,443	1,957
Equity	—	192,926	—	190,346
Total Joint Arrangement	202,486	202,486	193,971	193,971

Investment	96,463		95,173

	09-30-2019 ThU.S.$	09-30-2018 ThU.S.$
Income	12,703	16,274
Expenses	(10,123)	(10,110)
Joint Arrangement Net Income (Loss)	2,580	6,164

	09-30-2019		12-31-2018
Eufores S.A.(consolidated)	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	215,441	244,554	160,708	159,988
Non-current	771,183	111,926	638,832	8,282
Equity	—	630,144	—	631,270
Total Joint Arrangement	986,624	986,624	799,540	799,540

Investment	315,072		315,635

	09-30-2019 ThU.S.$	09-30-2018 ThU.S.$
Income	189,188	209,519
Expenses	(189,574)	(194,432)
Joint Arrangement Net Income (Loss)	(386)	15,087

	09-30-2019		12-31-2018
Zona Franca Punta Pereira S.A. (Uruguay)	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	6,536	118,059	5,482	106,676
Non-current	466,579	12,516	472,539	27,863
Equity	—	342,540	—	343,482
Total Joint Arrangement	473,115	473,115	478,021	478,021

Investment	171,270		171,741

	09-30-2019 ThU.S.$	09-30-2018 ThU.S.$
Income	13,620	13,378
Expenses	(14,562)	(17,293)
Joint Arrangement Net Income (Loss)	(942)	(3,915)

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2019

Amounts in thousands of U.S. dollars, except as indicated

The following tables set forth summarized financial information of the more significant interests in joint ventures accounted in for equity method:

	09-30-2019		12-31-2018
Unilin Arauco Pisos Ltda.	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	6,275	3,741	6,165	3,591
Non-current	4,167	50	4,574	37
Equity	—	6,651	—	7,111
Total Joint Arrangement	10,442	10,442	10,739	10,739

Investment	3,326		3,556

	09-30-2019 ThU.S.$	09-30-2018 ThU.S.$
Income	12,095	11,297
Expenses	(11,931)	(11,352)
Joint Arrangement Net Income (Loss)	164	(55)
Other comprehensive income	—	—
Comprehensive income	164	(55)
Dividends	—	—

	09-30-2019		12-31-2018
Eka Chile S.A.	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	21,257	3,878	19,840	4,443
Non-current	32,764	4,799	32,363	5,078
Equity	—	45,344	—	42,682
Total Joint Arrangement	54,021	54,021	52,203	52,203

Investment	22,672		21,341

	09-30-2019 ThU.S.$	09-30-2018 ThU.S.$
Income	34,668	38,272
Expenses	(31,014)	(33,727)
Joint Arrangement Net Income (Loss)	3,654	4,545
Other comprehensive income	—	—
Comprehensive income	3,654	4,545
Dividends	496	—

	09-30-2019		12-31-2018
Sonae Arauco S.A.	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	227,774	236,712	272,030	221,393
Non-current	665,387	324,819	655,856	351,397
Equity	—	331,630	—	355,096
Total Joint Arrangement	893,161	893,161	927,886	927,886

Net assets	136,570		146,762
Net asset adjustment (Goodwill)	29,245		30,786
Investment	165,815		177,548

	09-30-2019 ThU.S.$	09-30-2018 ThU.S.$
Income	677,741	795,902
Expenses	(677,534)	(747,816)
Joint Arrangement Net Income (Loss)	207	48,086
Other comprehensive income	—	—
Comprehensive income	207	48,086
Dividends	6,634	—

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2019

Amounts in thousands of U.S. dollars, except as indicated

NOTE 17. IMPAIRMENT OF ASSETS

Provisions for impairment of property, plant and equipment due to technical obsolescence have been recorded as of September 30, 2019 and December 31, 2018, respectively, as shown below:

Disclosure of Asset Impairment
Principal classes of Assets affected by Impairment and Reversal of Losses	Machinery and Equipment
Principal Facts and Circumstances that lead to Recognizing Impairment and Reversal of losses	Technical Obsolescence and Claim

	09-30-2019	12-31-2018
Provisions for impairment of property, plant and equipment	ThU.S.$19,120	ThU.S.$18,465

Goodwill

Goodwill is allocated to the groups of cash-generating units that are expected to benefit from the synergies of the combination.

At the date of these interim consolidated financial statements, the balance of goodwill is ThU.S.$73,521 (ThU.S.$ 65,851 at December 31, 2018), as shown below:

	09-30-2019	12-31-2018
	ThU.S.$	ThU.S.$
Arauco Canada Ltd. (Flakeboard Company Ltd)	40,723	40,661
Arauco do Brasil S.A. (Pien mill)	21,659	23,278
Arauco North America, Inc. (Prime-Line, Inc.)	9,350	—
Arauco Argentina S.A. (Forestal Nuestra Señora del Carmen S.A.)	1,104	1,227
Forestal Arauco S.A. (Forestal Los Lagos S.A.)	685	685
Saldo final	73,521	65,851

	09-30-2019	12-31-2018
Goodwill	ThU.S.$	ThU.S.$
Opening balance at January 1	65,851	69,922
Increase (decrease) due to business combination	9,350	—
Increase (decrease) in foreign currency exchange	(1,680)	(4,071)
Closing balance	73,521	65,851

Of the total of goodwill, ThU.S.$40,723 (ThU.S.$ 40,661 as of December 31, 2018) are generated by the acquisition of “Flakeboard”, a company that, directly and/or through its subsidiaries, possesses and operates 7 panel plants, for which Arauco acquired and paid, on September 24, 2012, the price of ThU.S.$242,502 for the 100% interest ownership.

The recoverable amount for Flakeboard’s cash generating unit was determined based on the calculations of its value in use, and this calculation was made using cash flow projections covering a 5-year term, applying a real discount rate of 6.7% which reflects current market assessments for the wood products segment in North America.

The investment in the panel plant in Pien, Brazil generated a goodwill of ThU.S.$21,659 (ThU.S.$ 23,278 as of December 31, 2018).

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2019

Amounts in thousands of U.S. dollars, except as indicated

The recoverable amount for the Pien plant’s cash generating unit was determined based on the calculations of its value in use, and this calculation was made using cash flow projections based on the operational plan approved by the Administration, covering a 5-year term, applying a 7% real discount rate that reflects current evaluations for the panel segment in Brazil.

As of September 30, 2019 and December 31, 2018, the carrying value of the goodwill of the plants did not exceed their recoverable value, and therefore there was no need to recognize impairment losses.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2019

Amounts in thousands of U.S. dollars, except as indicated

NOTE 18. PROVISIONS, CONTINGENT ASSETS AND CONTINGENT LIABILITIES

The contingent liabilities for outstanding litigations are as follows:

Celulosa Arauco y Constitución S.A.

1. On August 25, 2005, the Chilean Servicio de Impuestos Internos (the “Chilean IRS”) issued tax resolutions No. 184 and No. 185 of 2005, and objected certain income tax returns made by Arauco on April 16, 2001 and October 31, 2001, and furthermore, requested the reimbursement of the amounts returned in connection with tax losses, along with the amendment of the FUT (Tax Profits Fund) Registry balance. In consideration to the foregoing, the above mentioned tax resolutions ordered the restitution of the historical amount as of October 31, 2002 of $4,571,664,617 (equal to ThU.S.$6,278 as of September 30, 2019). On November 7, 2005, the Company requested a Review of the Supervision Action (Revisión de la Actuación Fiscalizadora, or “RAF”), which is an administrative review of the tax action brought by the Chilean IRS, and filed a claim disputing the above mentioned tax resolutions No. 184 and 185 of 2005. The RAF was resolved on January 9, 2009 by the Chilean IRS, partially sustaining the Company’s request, granting a discount to the total amount of $1,209,399,164 (equal to ThU.S.$1,661 as of September 30, 2019), resulting in a total disputed amount of $3,362,265,453 (equal to ThU.S.$4,617 as of September 30, 2019) plus fines and interests. On February 19, 2010, the Court acknowledged receipt of the Company’s request.

On September 26, 2014, Arauco requested the submission of this claim to the competent jurisdiction of the new Tax and Customs Courts. On October 10, 2014, Arauco’s request was granted. Currently the action is being considered by these new Courts under the Docket No. RUC 14-9-0002087-3. On March 20, 2015, the SII responded to the allegations submitted by Arauco against Liquidations No. 184 and 185 of 2005. On June 19, 2017, the Court issued the evidence production ruling, which resolution was notified via certified letter on July 23 of 2017. Arauco lodged a motion for reconsideration and a supplementary appeal, requesting the terms of the evidence production ruling be modified. On July 7, 2017, the Court upheld the motion for reconsideration. On September 20, 2017, the Court issued its first instance decision confirming the liquidations.

On October 12, 2017, Arauco challenged the decision through an appeal, requesting the Court of Appeals of Santiago to revoke the first instance decision and uphold Arauco’s claim instead. On June 29, 2018, the Court of Appeals of Santiago issued a ruling on appeal, confirming the first instance decision. On July 19, 2018, Arauco lodged a cassation appeal based on formal and substantial flaws before the Supreme Court. The case is pending.

On June 21, 2019, Celulosa Arauco y Constitución S.A. filed a claim before the Constitutional Court to declare the legal provision contemplated under section 53, paragraph 3 of the Tax Code unconstitutional and, as a consequence, inapplicable.

Currently, the case before the Supreme Court is suspended by order of the Constitutional Court.

On September 25, 2019, the case about the inapplicability appeal presented by Celulosa Arauco y Constitución S.A. was heard at the Constitutional Court. The case is in agreement status.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2019

Amounts in thousands of U.S. dollars, except as indicated

Considering that the Company’s position is based on solid legal grounds, there is a reasonable margin for obtaining a favorable result for the Company and therefore as of September 30, 2019, Arauco has not made any provision whatsoever in connection with this contingency.

2. Through Res. Ex. N° 1 issued by the Superintendence of the Environment (“SMA”) on January 8, 2016, notified on January 14, 2016, the SMA formulated 11 charges against the Company, due to alleged breaches of certain Environmental Qualification Resolutions for the Valdivia Plant and of DS No. 90/2000. The 11 charges were classified as follows by the SMA: 1 critical, 5 severe, 5 minor.

On February 12, 2016, the Company submitted its defenses.

On December 15, 2017, the Superintendence of the Environment issued Exempted Resolution No. 1,487, closing the punitive administrative proceeding, absolving the company with regards to one of the charges and convicting for other 10 charges, applying a fine of 7,777 UTA (equal to ThU.S.$ 6,296 as of September 30, 2019). On December 22, 2017, the Company submitted a motion for reconsideration regarding Exempted Resolution No. 1,487, before the SMA, requesting that we be absolved of all infringements, with the exception of the charge specified under number 7 (late submission of the water quality report regarding the Cruces river). On March 23, 2018, the reconsideration appeal lodged by the company was rejected. On April 5, 2018, a judicial claim was submitted before the Third Environmental Court. On November 12, 2018, the case was in agreement status, and Minister Sibel Villalobos Volpi was designated to draft the resolution. The case is pending.

Considering that the Company’s position is based on solid legal grounds, there is a reasonable margin for obtaining a favorable result for the Company, and therefore as of September 30, 2019, Arauco has not made any provision whatsoever in connection with this contingency.

3. Through Exempted Resolution No. 1/File F-031-2016, dated September 15, 2016, the SMA formulated three charges against the company due to certain alleged breaches of certain Environmental Qualification Resolutions of the Constitución Plant, and an alleged contravention of Law No. 19,300 resulting from a purported circumvention of the Environmental Assessment System. The SMA classified the three charges as follows: 1 severe and 2 minor.

On October 17, 2016, the company filed a Compliance Program containing 7 actions and objectives. On January 3, 2017, the SMA served its resolution approving the compliance program submitted by the Company. If the compliance program is executed satisfactorily, the proceedings would conclude without the application of any sanctions.

The final report regarding the Compliance Program was submitted on October 2, 2017, and further supplemented on December 11, 2017, evidencing the complete and comprehensive performance of all the actions and measures envisaged in said program.

Finally, on July 29, 2019, the SMA issued its opinion regarding the satisfactory performance of the Compliance Program, concluding the proceeding.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2019

Amounts in thousands of U.S. dollars, except as indicated

Celulosa Arauco y Constitución S.A., Forestal Arauco S.A., Maderas Arauco S.A. y Servicios Logísticos Arauco S.A.

1. On August 13, 2018, Asociación Gremial de Dueños de Camiones de Constitución (ASODUCAM) filed a complaint seeking the performance of a contract and claiming compensation for damages against Forestal Arauco S.A., Servicios Logísticos Arauco S.A., Celulosa Arauco y Constitución S.A. and Maderas Arauco S.A. The complaint is based on alleged breaches of some agreements for the allocation, distribution and supply of cargo volumes for the years 2001 and 2005, initially executed by associates of ASODUCAM with Forestal Arauco S.A., and then, allegedly, with Servicios Logísticos Arauco S.A., in favor of the other two defendants, Celulosa Arauco and Constitución S.A. and Maderas Arauco S.A.

The complaint seeks to enforce the contract, plus $575,000,000 (equal to ThU.S.$ 790 as of September 30, 2019) in compensation for damages. In the alternative, it claims (a) $11,189,270,050 (equivalent to ThU.S.$ 15,365 as of September 30, 2019), for actual damages; (b) $ 11,189,270,050 monthly during the entire course of the trial, until the termination of the contract is declared in the final ruling, for loss of profits, and (c) $5,000,000,000 (equivalent to ThU.S.$ 6,866 as of September 30, 2019) for moral damages.

On August 28, 2018 the claim was served upon Celulosa Arauco y Constitución S.A., Forestal Arauco S.A. and Maderas Arauco S.A.; service is pending on Servicios Logísticos Arauco S.A. (Rol C-757-2018 with the Civil Court of Constitución).

Considering that the Company’s position is based on solid legal grounds, there is a reasonable margin for obtaining a favorable result for the Company and, therefore, as of September 30, 2019, Arauco has not made any provision whatsoever in connection with this contingency.

Forestal Arauco S.A.

1. On April 28, 2015, the company was notified of and answered the action for recovery submitted in ordinary proceedings by Mr. Rodrigo Huanquimilla Arcos and Mr. Mario Andrades Rojas, attorneys at law, on behalf of 24 members of the Arcos succession, who claiming to be owners of the estate that they identify as Hacienda Quivolgo, of 5,202 hectares, request that Forestal Celco S.A., currently Forestal Arauco S.A., be sentenced to return the above mentioned real property plus civil and natural fruits or revenues as well as any estates adhered to it, along with any damages that the real property may have suffered, with litigation costs. They base their claim in that Forestal Celco S.A., currently Forestal Arauco S.A., would be a supposed possessor and not owner of this estate.

The company proceeded to answer the claim requesting that it be completely rejected, arguing that Forestal Celco S.A., currently Forestal Arauco S.A., is the sole and legitimate owner of the real property.

The Court ordered that this trial be joined with Case File C-54-2015.

On December 9, 2016, the Court summoned the parties for the issuance of the ruling. On February 24, 2017, the first instance final ruling was notified, which ruling dismissed the claim in its entirety.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2019

Amounts in thousands of U.S. dollars, except as indicated

On March 8, 2017, the claimant appealed against the first instance decision. On May 25, 2018, the first instance ruling was confirmed by the Court of Appeals, with litigation costs. (Court of Appeals of Talca Case File No. 949-2017).

On June 12, 2018, the plaintiff challenged the decision of the Court of Appeals, filing a cassation appeal based on substantial flaws before the Supreme Court. Pending case to be heard. (Case File 16,583-2018).

On October 14. 2019, the Supreme Court rejected the cassation appeal based on substantial flaws. The case is ended.

2. On April 6, 2015, the company was notified through a rogatory letter regarding the claim submitted by Mr. Gustavo Andrés Ochagavía Urrutia, attorney at law, acting on behalf of 23 members of the Arcos succession, who claim to be the owners of the estate that they identify as Hacienda Quivolgo, of 5,202 hectares, requesting that Forestal Celco S.A., currently Forestal Arauco S.A., be ordered to return the above mentioned real property plus civil and natural fruits or revenues as well as any estates adhered to it, along with any damages that the real property may have suffered, with litigation costs. They base their claim in that Forestal Celco S.A., currently Forestal Arauco S.A., is allegedly in possession but does not own the real property in question.

On April 28, 2015, the company proceeded to answer the claim requesting that it be completely rejected, arguing that Forestal Celco S.A., currently Forestal Arauco S.A., is the sole and legitimate owner of the real property.

On January 8, 2016, the defendant requested a consolidation of the proceedings with Case file 334-2014. The Court ordered the requested consolidation.

On February 24, 2017, the final ruling of the lower court was notified, completely dismissing the claim, with litigation costs.

On March 8, 2017, the plaintiff filed an appeal against the lower court final ruling. On May 25, 2018, the Court of Appeals of Talca upheld the first instance final ruling with litigation costs. (Court of Appeals of Talca Case File No. 949-2017).

On June 12, 2018, the plaintiff challenged the decision of the Court of Appeals, filing a cassation appeal based on substantial flaws before the Supreme Court. Pending case to be heard. (Case File 16,583-2018).

On October 14. 2019, the Supreme Court rejected the cassation appeal based on substantial flaws. The case is ended.

3. On July 11, 2017, the company was notified of a civil claim for recovery in ordinary proceedings, filed by Mrs. Carmen Muñoz Domínguez on behalf of Forestal Ezrece S.A. The plaintiff argues that its client would be the rightful owner – as a result of an assignment and sale – of 87.5% of the hereditary rights in the rural real estate property called “Pino Huacho,” located in the boroughs of Los Alamos and of Cañete, province of Lebu, Eighth Region, for a surface area amounting to 5,144.22 hectares, which actions would be under the possession of Forestal Arauco S.A. The claimant has requested the court to order Forestal Arauco S.A. to be sentenced to restitute these actions and rights. Forestal Arauco S.A. answered the claim, requesting its total dismissal, with litigation costs, and further filing a counterclaim based on the ordinary prescription and, in lieu thereof, based on extraordinary prescription.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2019

Amounts in thousands of U.S. dollars, except as indicated

On July 30, 2019, the final ruling was issued down rejecting both the main and the reconventional lawsuits in all of its parts (Case File C-109-2017 First Instance and Guarantee Court of Lebu).

On August 12, 2019, the plaintiff filed an appeal against the final ruling.

On September 2, 2019, Forestal Arauco S.A. adhered to the appeal, which resolution is pending in the Court of Appeals.

Considering that the Company’s position is based on solid legal grounds, there is a reasonable margin for obtaining a favorable result for the Company and therefore, as of September 30, 2019, Arauco has not made any provision whatsoever in connection with this contingency.

4. Mrs. Estela Jaramillo, filed a lawsuit in a special indigenous procedure, before the First Civil Court of Osorno (Case C-2540-2018), requesting the absolute nullity of the contract of sale signed in 1999, by which Consorcio Forestal S.A. sold to Forestal Valdivia S.A., today Forestal Arauco S.A., 1,505.6 hectares under the name of Fundo San Nicolás Dos Lote Uno Norte. It also demands compensation for damages for the exploitation and use of indigenous lands against Forestal Arauco S.A.

On November 10, 2018, Forestal Arauco SA was notified of the lawsuit. On January 16, 2019, the Court dismissed the lawsuit regarding Consorcio Forestal S.A., who was not notified of the complaint.

On March 18, 2019, the answer and settlement hearing took place, and, during such hearing, the court decided to proceed to the production of evidence stage. Currently, the term for the production of evidence has expired, and the only pending act is the submission of a report by the Court regarding the debated issue to the National Institute of Indigenous Development (Corporación Nacional de Desarrollo Indígena) for a legal, technical, social and economic report about the matter.

Considering that the Company’s position is based on solid legal grounds, there is a reasonable margin for obtaining a favorable result for the Company and therefore, as of September 30, 2019, Arauco has not made any provision whatsoever in connection with this contingency.

5. Inversiones Forestales Los Alpes Limitada and Forestal Neltume-Carrasco S.A. filed a claim against Forestal Arauco S.A. before the Civil Court of Angol (C-502-2015), in which they request that Forestal Arauco S.A. restitute the material possession of 1,855.9 hectares, which would be part of their property “Resto del Fundo Los Alpes”, which would have an area of approximately 2,700 hectares. Likewise, they requested that it be declared that the property is the exclusive domain of the actors, the restitution of the civil and natural fruits, in addition to the deteriorations that the property would have experienced, with litigation costs.

On May 29, 2019, the lawsuit was answered and the counterclaim of the acquisitive prescription was filed.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2019

Amounts in thousands of U.S. dollars, except as indicated

Currently the discussion period is over, and is awaiting the Court to summon the parties to a conciliation hearing.

Considering that the Company’s position is based on solid legal grounds, there is a reasonable margin for obtaining a favorable result for the Company and therefore, as of September 30, 2019, Arauco has not made any provision whatsoever in connection with this contingency.

6. On August 2, 2019, the company was notified of a lawsuit for termination of contract and compensation for damages filed by “Sociedad Recuperadora de Fibra S.A.” before the First Court of Valdivia (Role C-2215-2019). In the lawsuit, the plantiff questions the anticipated termination of a contract by Forestal Arauco.

It also claims that the company would have breached various contractual obligations regarding to 2 groups of contracts:

A. (i) Aggregates Transport Contract and (ii) Production, Cargo, Storage and Construction Management Contract for Platforms and flooring.

B. (i) Contract for the Production of Aggregates, (ii) Contract for Long Freight Services for Aggregates and (iii) Contract for Construction Services for Granular floor and Short Freight for Aggregates.

Based on the foregoing, it requests payment of compensation for an amount of $3,486,187,431 (equivalent to ThU.S.$ 4,787 as of September 30, 2019) plus interests, readjusments and litigation costs.

On September 17, 2019, Forestal Arauco S.A. answered the claim and filed a counterclaim for compensation of damages which is in the process of a conciliation hearing.

Considering that the Company’s position is based on solid legal grounds, there is a reasonable margin for obtaining a favorable result for the Company and therefore, as of September 30, 2019, Arauco has not made any provision whatsoever in connection with this contingency.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2019

Amounts in thousands of U.S. dollars, except as indicated

Arauco Argentina S.A.

Pursuant to law No. 25,080, the former Secretary of Agriculture, Livestock, Fishing and Foodstuffs, the enforcement agency referred to in the law approved, by Res. No. 952/2000, the forestry and industrial-forestry projects submitted by Arauco Argentina S.A. In the context of these projects, the Company afforested: 1) 4,777 hectares during 2000, in observance of its committed yearly plan; and 2) 23,012 hectares between 2000 and 2006 as a part of the multi-year afforestation plan. Likewise, a sawmill was built with installed capacity to produce 250,000 m3 of sawn timber per year.

On January 11, 2001, Arauco Argentina S.A. submitted an expansion for the approved industrial-forestry project. The expansion was approved via Res. No. 84/03 issued by the former Secretary of Agriculture, Livestock, Fishing and Foodstuffs. In accordance with the assumed obligations, the Company built a MDF board (panels) plant and afforested 8,089 hectares between 2001 and 2006.

Additionally, the Company has filed yearly forestry plans between years 2007 and 2017 for its local operations in the provinces of Misiones and Buenos Aires.

On March 25, 2019, the Secretary of Agriculture, Livestock and Fishing approved the resolution No. 2019-55-APN-SECAGYP#MPYT, approving the annual forestry plan for 2007. In addition, said organism through the resolution No. 2019-114-APN-SECAGYP#MPYT approved the annual forestry plan for 2009 on June 12, 2019. For this reason, Arauco Argentina S.A. may compute the exemption in the income tax related to the forest appraisal on 7,836 and 6,598 hectares planted in those years, respectively, as of this period.

In March 2005, Note No. 145/05 of the Subsecretary of Agriculture, Livestock and Afforestation suspended the benefit that exempted Arauco Argentina S.A. from paying export duties under Law No. 25,080. This measure is currently under discussion by the Company. On November 8, 2006, the V Chamber of the National Appeals Court for Adversarial Administrative and Federal Matters issued a ruling ordering Arauco Argentina S.A. to continue to enjoy an exemption from paying the exportation duties, in the same manner and scope it had prior to the suspension ordered by Note No. 145/05, if the clearance of merchandise is performed pursuant to the guarantee regime established in article 453, subsection a) of the Customs Code, for the exempted tax obligation. The judicial measure became effective beginning on March of 2007 by collateralization through the granting of bond (caución) policies for each shipment permits exempted from payment of export duty. The company maintains an assignment of funds equivalent to $1,352,720,500 Argentine Pesos (ThU.S.$ 23,488 as of September 30, 2019) for guaranteed export duties, which appears under not current provisions. Additionally, the Company filed a restitution claim for a total amount of US$6,555,207, plus interests accrued from the service of the claim, corresponding to export duties between March 2005 and March 2007, as a result of the application of Note 145/05 issued by the Undersecretary of Agriculture, Livestock and Afforestation. Both the underlying issue and the restitution claim have yet to be resolved.

On the other hand, in April 2016, the Secretary of Agriculture, Livestock and Fishing issued Resolution No.154 – E/2016, that requires that the holders of enterprises that have received the fiscal benefits envisaged by Law No. 25,080, establish collateral to cover a third of the duration of the project, with a minimum term of five years. During May of 2018, the Company modified the duly established collateral in accordance to the terms of said Resolution, for which reason the security was ultimately established at an amount of $384,317,563 Argentine Pesos (ThU.S.$6,673 as of September 30, 2019).

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2019

Amounts in thousands of U.S. dollars, except as indicated

Arauco Argentina S.A. believes that it has complied with all of the obligations imposed upon it by the system set forth under Law No. 25,080.

Arauco do Brasil S.A.

On November 8, 2012, the Brazilian tax authorities issued an Infringement Notice against one of our Brazilian subsidiaries, Arauco do Brasil S.A., for allegedly unpaid taxed owed by said company during the period from 2006 to 2010. Specifically, the tax authorities (i) objected to the deductibility of certain payments made, and expenses incurred (including the amortization of premiums, interest and litigation costs) by Arauco do Brasil between 2005 and 2010, and, (ii) argued that Arauco do Brasil made certain insufficient payments regarding the Brazilian Corporate Tax (“IRPJ”) and the Corporate Contribution over Net Profits (“CSLL”) during 2010.

On July 20, 2015, Arauco do Brasil was notified of the first-level administrative ruling which partially upheld the Infringement, at the estimated amount of R$164,159,000 (ThU.S.$39,473 as of September 30, 2019). Against this ruling, a Voluntary Appeal was filed seeking to revoke the Infringement Notice before the Brazilian Administrative Tax Council (Conselho Administrativo de Recursos Fiscais de Brasil or “CARF”), which is the second administrative level. The CARF’s decision was issued on May 16, 2017, and took into consideration certain arguments presented by the Company regarding the premium, but preserving other charges. On September 27, 2018, Arauco do Brasil was notified of the CARF’s decision, representing the final amount of this case R$57,556,262 (ThU.S.$ 13,840 as of September 30, 2019), and interests and readjustments will be added to that value until the discussion is over. Arauco do Brasil S.A. filed an appeal for declaration embargoes, to elicit clarifications from the CARF regarding certain points of the decision. On January 25, 2019, the CARF ruled that there were no clarifications or omissions to be made and, consequently, granted a term for filing the last remedy within the administrative realm. This Special Remedy was submitted before the Upper Chamber of Fiscal Remedies of the CARF (CSRF) on February 11, 2019, reiterating the Company’s defense allegations regarding the matters and charges that remained in such process; we are currently expecting the decision on such Special Remedy.

Based on the last decision of the declaratory liens, the CARF submitted that the current value under discussion would amount to R$58,059,580.30 (ThU.S.$ 13,961 as of September 30, 2019), with basis as of January 31, 2019. Interests and adjustments must be added to the aforesaid amount as from January 31, 2019 and until the discussion concludes.

The company believes that its challenge against the Infringement Notice is based on sound legal grounds and that a reasonable possibility exists that this matter will be resolved in favor of the company. Otherwise, as the next step, the Company will discuss the Infringement Notice before the Brazilian Justice Courts.

Considering that the Company’s position is based on solid legal grounds, there is a reasonable margin for obtaining a favorable result for the Company and therefore, as of September 30, 2019, Arauco has not made any provision whatsoever in connection with this contingency.

At the closing date, there are no other contingencies in which the Companies act as obligor, that may significantly affect their financial, economic or operational conditions.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2019

Amounts in thousands of U.S. dollars, except as indicated

Provisions recorded as of September 30, 2019 and December 31, 2018 are as follows:

Classes of Provisions	09-30-2019 ThU.S.$	12-31-2018 ThU.S.$
Provisions, Current	1,264	413
Provisions for litigations	1,264	413
Provisions, non-Current	31,830	33,884
Provisions for litigations	8,338	10,384
Other provisions	23,492	23,500

Total Provisions	33,094	34,297

	09-30-2019
Movements in Provisions	Litigations (*) ThU.S.$	Other Provisions (**) ThU.S.$	Total ThU.S.$
Opening balance	10,797	23,500	34,297
Changes in provisions
Increase in existing provisions	1,465	—	1,465
Increase through business combinations	815	—	815
Used provisions	(1,441)	—	(1,441)
Increase (decrease) in foreign currency exchange	(2,015)	(8)	(2,023)
Other Increases (Decreases)	(19)	—	(19)
Total Changes	(1,195)	(8)	(1,203)
Closing balance	9,602	23,492	33,094

(*)	The increase in legal claims is composed mainly of ThU.S.$798 and ThU.S.$587 (Brazilian and Argentine subsidiaries respectively) in connection with civil and labor lawsuits.
(**)	Increase through business combinations is due to Maderas y sintéticos de México S.A. ThU.S.$ 815 where there is a resolution against the company for a lawsuit related to trademark.

	12-31-2018
Movements in Provisions	Litigations (*) ThU.S.$	Other Provisions (**) ThU.S.$	Total ThU.S.$
Opening balance	13,172	25,564	38,736
Changes in provisions
Increase in existing provisions	1,660	2	1,662
Used provisions	(887)	—	(887)
Increase (decrease) in foreign currency exchange	(5,262)	—	(5,262)
Other Increases (Decreases)	2,114	(2,066)	48
Total Changes	(2,375)	(2,064)	(4,439)
Closing balance	10,797	23,500	34,297

(*)	The increase in legal claims is composed mainly of ThU.S.$886 and ThU.S.$776 (Brazilian and Argentine subsidiaries respectively) in connection with civil and labor lawsuits.
(**)

The decrease in Other Increases (Decreases) in Other provisions is due to legal claims from Arauco Industrias de Paineis which were classified as Other provisions in 2017 and were included as Litigations in December 2018

Provisions for litigations are related to labor and tax claims whose payment period is uncertain. Other provisions mainly include the recognition of a liability related to investments in associates and joint ventures accounted under the equity method with net asset deficiency at the end of the reporting period, and the constitution of provision for the lawsuit of export duties (see Arauco Argentina’s contingent liability set forth in this note).

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2019

Amounts in thousands of U.S. dollars, except as indicated

NOTE 19. INTANGIBLE ASSETS

	09-30-2019	12-31-2018
Classes of Intangible Assets, Net	ThU.S.$	ThU.S.$
Intangible assets, net	96,743	90,093
Computer software	23,895	26,545
Water rights	5,966	5,966
Customer	38,258	41,634
Other identifiable intangible assets	28,624	15,948

Classes of intangible Assets, Gross	204,738	185,895
Computer software	93,542	88,177
Water rights	5,966	5,966
Customer	71,923	71,443
Other identifiable intangible assets	33,307	20,309

Classes of accumulated amortization and impairment
Total accumulated amortization and impairment	(107,996)	(95,802)
Accumulated amortization and impairment, intangible assets	(107,996)	(95,802)
Computer software	(69,647)	(61,632)
Customer	(33,665)	(29,809)
Other identifiable intangible assets	(4,684)	(4,361)

Reconciliation of the carrying amount of intangible assets at the beginning and end of each reporting period balances

	09-30-2019
	Computer Software	Water Rights	Customer	Others	TOTAL
Reconciliation of intangible assets	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Opening Balance	26,545	5,966	41,634	15,948	90,093
Changes
Additions	2,856	—	—	11,969	14,825
Additions through business combination	223	—	—	—	223
Disposals	(67)	—	—	(1)	(68)
Amortization	(5,871)	—	(3,577)	(270)	(9,717)
Increase (Decrease) related to foreign currency translation	209	—	201	(92)	318
Other Increases (Decreases)	0	—	—	1,068	1,068
Changes Total	(2,650)	—	(3,376)	12,676	6,650
Closing Balance	23,895	5,966	38,258	28,624	96,743

	12-31-2018
Reconciliation of intangible assets	Computer Software ThU.S.$	Water Rights ThU.S.$	Customer ThU.S.$	Others ThU.S.$	TOTAL ThU.S.$
Opening Balance	26,747	5,697	47,144	9,027	88,615
Changes
Additions	6,369	269	—	7,424	14,062
Disposals	(1)	—	—	—	(1)
Amortization	(7,132)	—	(4,808)	(409)	(12,349)
Increase (Decrease) related to foreign currency translation	(287)	—	(702)	(31)	(1,020)
Other Increases (Decreases)	849	—	—	(63)	786
Changes Total	(202)	269	(5,510)	6,921	1,478
Closing Balance	26,545	5,966	41,634	15,948	90,093

Years of Useful life (Average)
Computer Software	5
Customer	15
Brands	7

The amortization of customer and computer software is presented in the Interim Consolidated Statements of Profit or Loss under the “Administrative Expenses” line item.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2019

Amounts in thousands of U.S. dollars, except as indicated

NOTE 20. BIOLOGICAL ASSETS

Biological assets comprise forestry plantations, mainly radiata and taeda pine, and to a lesser extent eucalyptus. The plantations are located in Chile, Argentina, Brazil and Uruguay, with a total surface of 1.7 million hectares as of September 30, 2019 out of which 1 million hectares are used for forestry planting, 436 thousand hectares are native forest, 183 thousand hectares are used for other purposes and 113 thousand hectares not yet planted.

For the period ended September 30, 2019, the production volume of logs totaled 15.6 million m3 (17.4 million m3 as of September 30, 2018).

Measurements of fair value of Arauco’s biological assets are classified as Level 3, due to the fact that inputs are not observable. However, this information reflects the assumptions that market participants would use in pricing the asset, including assumptions about risk.

These unobservable inputs were developed using the best information available and includes internal data from Arauco. These unobservable inputs can be adjusted if the available information indicates that other market participants would use different information or there is something specific in Arauco that is not available to other market participants.

The main considerations in determining the fair value of biological assets include the following:

•	Arauco uses discounted expected future cash flows of its forest plantations, which are based on a harvest projection date for all existing plantations.

•	Current forestry plantations are projected based on a net volume that will not decrease, with a minimum growth equivalent to the current supply demand.

•	Future plantations are not considered.

•

The harvest of forestry plantations supplies raw materials for all other products that Arauco produces and trades. By directly controlling the development of forests that will be processed, Arauco ensures high quality timber for each of its products.

•

Expected cash flows are determined in terms of harvest and expected sale of forestry products, associated with the demand from the Company’s own industrial centers and sales to third parties at market prices. Sales margin of the different products that are harvested in the forest is also considered in the valuation. The changes in the value of the plantations pursuant to the criteria defined above are accounted for in the results for the fiscal year, as established in IAS 41. These changes are presented in the Interim Consolidated Statements of Profit or Loss under the line item Other income per function, which as of September 30, 2019 amounted to ThU.S.$110,500 (ThU.S.$ 78,298 as of September 30, 2018). The appraisal of biological assets resulted in a greater cost of the lumber sold in comparison to the real incurred cost, which is presented included in the cost of sales which as of September 30, 2019 amounted to ThU.S.$147,888 (ThU.S.$ 154,952 as of September 30, 2018).

•	Forestry plantations are harvested according to the needs of Arauco’s production plants.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2019

Amounts in thousands of U.S. dollars, except as indicated

•	The discount rates used are 6.4% in Chile, 7.9% Brazil, 10.5% in Argentina and 6.9% in Uruguay.

•	It is expected that prices of harvested timber are constant in real terms based on market prices.

•	Cost expectations with respect to the lifetime of the forests are constant based on estimated costs included in the projections made by Arauco.

•	The average crop age by species and country is:

	Chile	Argentina	Brazil	Uruguay
Pine	24	15	15	—
Eucalyptus	12	10	7	10

The following table sets forth changes in fair value of biological assets considering variations in significant assumptions considered in calculating the fair value of the assets:

		ThU.S.$
Discount rate	0,5	(131,041)
	-0,5	138,895
Margins (%)	10	387,524
	-10	(387,524)

The adjustment to fair value of biological assets is recorded in the Interim Consolidated Statements of Profit or Loss, under the line item Other Income or Other Expenses, depending on whether it corresponds to profits or losses.

Forestry plantations classified as current Biological assets are those to be harvested and sold within twelve months after the reporting period.

The Company has contracted fire insurance policies for its forestry plantations, which in conjunction with the Company’s resources, allow risks to be minimized.

Detail of Biological Assets Pledged as Security

As of September 30, 2019, there are no forestry plantations pledged as security.

Detail of Biological Assets with Restricted Ownership

As of the date of these interim consolidated financial statements, there are no biological assets with restricted ownership.

No significant government grants have been received.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2019

Amounts in thousands of U.S. dollars, except as indicated

Current and Non-Current Biological Assets

As of the date of these interim consolidated financial statements, the Current and Non-current biological assets are as follows:

	09-30-2019	12-31-2018
	ThU.S.$	ThU.S.$
Current	324,374	315,924
Non-current	3,308,594	3,336,339
Total	3,632,968	3,652,263

Reconciliation of carrying amount of biological assets

	09-30-2019
Movement	Current ThU.S.$	Non-current ThU.S.$	Total ThU.S.$
Opening Balance	315,924	3,336,339	3,652,263
Changes in real incurred cost	18,856	4,894	23,750
Additions through acquisition and costs of new plantations	7,740	151,171	158,911
Sales	—	(1,609)	(1,609)
Harvest	(98,318)	—	(98,318)
Increases (decreases) in Foreign Currency Translation	(3,925)	(28,642)	(32,567)
Loss of forest due to fires	—	(2,529)	(2,529)
Transfers from non-current to current	113,511	(113,511)	—
Other Increases (decreases)	(152)	14	(138)
Changes in fair value	(10,406)	(32,639)	(43,045)
Gain (losses) arising from changes in fair value minus sale costs	(4,941)	115,441	110,500
Sales	—	(2,061)	(2,061)
Harvest	(147,804)	—	(147,804)
Loss of forest due to fires	—	(3,680)	(3,680)
Transfers from non-current to current	142,339	(142,339)	—
Total Changes	8,450	(27,745)	(19,295)
Closing balance	324,374	3,308,594	3,632,968

	12-31-2018
Movement	Current ThU.S.$	Non-current ThU.S.$	Total ThU.S.$
Opening Balance	307,796	3,459,146	3,766,942
Changes in real incurred cost	34,684	(27,174)	7,510
Additions through acquisition and costs of new plantations	2,105	205,353	207,458
Sales	(52)	(315)	(367)
Harvest	(117,729)	—	(117,729)
Increases (decreases) in Foreign Currency Translation	(5,424)	(76,672)	(82,096)
Loss of forest due to fires	—	(8,702)	(8,702)
Transfers from non-current to current	155,789	(155,789)	—
Other Increases (decreases)	(5)	8,951	8,946
Changes in fair value	(26,556)	(95,633)	(122,189)
Gain (losses) arising from changes in fair value minus sale costs	(8,684)	93,160	84,476
Sales	—	(445)	(445)
Harvest	(203,164)	—	(203,164)
Loss of forest due to fires	—	(3,056)	(3,056)
Transfers from non-current to current	185,292	(185,292)	—
Total Changes	8,128	(122,807)	(114,679)
Closing balance	315,924	3,336,339	3,652,263

As of the date of these interim consolidated financial statements, there are no committed disbursements related to the acquisition of biological assets.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2019

Amounts in thousands of U.S. dollars, except as indicated

NOTE 21. ENVIRONMENTAL MATTERS

Environment Management

For Arauco, sustainability means management strategy. This strategy incorporates values, commitments and standards, that together with the adoption of best practices as well as the use of the latest available technologies, seek to continuously improve the Company’s environmental management. It is the environmental department and each of its specialists that ensure these guidelines are met and are put in to practice in everyday company operations.

All of Arauco’s production units have certified environmental management systems, which reinforce the Company’s commitment to environmental performance and ensure the traceability of all raw materials used.

Arauco uses several supplies in its productive processes such as wood, chemical products, and water, etc., which in turn produce liquid and gas emissions. As a way to make the Company’s environmental management more efficient, significant progress has been made to reduce consumption and emissions.

Environmental investments have been made related to the control of atmospheric emissions, process improvements, water and waste management, as well as effluent treatment, in order to improve the environmental performance of all of Arauco’s business units.

These investments are reflected in the Interim Consolidated Financial Statements as Properties, Plants and Equipment when they refer to disbursements in major works executed and are reflected in Expenses when they refer to improvements or management not directly associated with investment projects.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2019

Amounts in thousands of U.S. dollars, except as indicated

Detail information of disbursements related to the environment

As of September 30, 2019, and December 31, 2018 Arauco has made and / or has committed the following disbursements in major environmental projects:

09-30-2019		Disbursements undertaken 2019				Committed Disbursements
Company	Name of project	State of project	Amount ThU.S.$	Asset Expense	Asset/expense destination item	Amount ThU.S.$	Estimated date
Arauco do Brasil S.A.	Environmental improvement studies	In process	4,656	Assets	Property, plant and equipment	9,883	2019
Celulosa Arauco y Constitución S.A.	Investment projects for the control and management of gas emissions from industrial process	In process	132	Assets	Property, plant and equipment	1,424	2019
Celulosa Arauco y Constitución S.A.	Environmental improvement studies	In process	22,609	Assets	Property, plant and equipment	72,895	2019
Celulosa Arauco y Constitución S.A.	Investment projects for the control and management of gas emissions from industrial process	In process	303	Expense	Operating cost	109	2019
Celulosa Arauco y Constitución S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	3,302	Assets	Property, plant and equipment	6,364	2019
Celulosa Arauco y Constitución S.A.	Environmental improvement studies	In process	12,656	Expense	Operating cost	3,457	2019
Celulosa Arauco y Constitución S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	346	Assets	Property, plant and equipment	3,551	2019
Celulosa Arauco y Constitución S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	5,618	Expense	Operating cost	2,089	2019
Arauco Argentina S.A.	Construction emisario	In process	40	Assets	Property, plant and equipment	697	2019
Arauco Argentina S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	1,117	Assets	Property, plant and equipment	1,873	2019
Arauco Argentina S.A.	Investment projects for the control and management of gas emissions from industrial process	In process	471	Assets	Property, plant and equipment	859	2019
Maderas Arauco S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	518	Expense	Operating cost	65	2019
Maderas Arauco S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	305	Expense	Operating cost	173	2019
Maderas Arauco S.A.	Environmental improvement studies	In process	518	Assets	Property, plant and equipment	—	2019
Forestal Arauco S.A.	Environmental improvement studies	In process	483	Expense	Administration expenses	629	2019
Celulosa y Energía Punta Pereira S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	351	Assets	Property, plant and equipment	2,935	2019
Celulosa y Energía Punta Pereira S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	310	Assets	Property, plant and equipment	190	2019
Celulosa y Energía Punta Pereira S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	Finished	412	Assets	Property, plant and equipment	—
Forestal Los Lagos S.A.	Environmental improvement studies	In process	149	Expense	Operating cost	123	2019

		TOTAL	54,296			107,316

12-31-2018		Disbursements undertaken 2018				Committed Disbursements
Company	Name of project	State of project	Amount ThU.S.$	Asset Expense	Asset/expense destination item	Amount ThU.S.$	Estimated date
Arauco do Brasil S.A.	Environmental improvement studies	In process	5,055	Assets	Property, plant and equipment	6,724	2019
Celulosa Arauco y Constitucion S.A.	Investment projects for the control and management of gas emissions from industrial process	In process	6,467	Assets	Property, plant and equipment	8,271	2019
Celulosa Arauco y Constitucion S.A.	Environmental improvement studies	In process	29,419	Assets	Property, plant and equipment	63,035	2019
Celulosa Arauco y Constitucion S.A.	Investment projects for the control and management of gas emissions from industrial process	Finished	563	Expense	Operating cost	—
Celulosa Arauco y Constitucion S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	21,978	Assets	Property, plant and equipment	9,233	2019
Celulosa Arauco y Constitucion S.A.	Environmental improvement studies	Finished	25,684	Expense	Operating cost	—
Arauco Argentina S.A.	Construction emisario	In process	1,454	Assets	Property, plant and equipment	797	2019
Maderas Arauco S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	499	Expense	Operating cost	—
Maderas Arauco S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	1,471	Expense	Operating cost	—
Maderas Arauco S.A.	Environmental improvement studies	In process	—	Assets	Property, plant and equipment	291	2019
Forestal Arauco S.A.	Environmental improvement studies	In process	1,547	Expense	Administration expenses	1,957	2019
Celulosa y Energía Punta Pereira S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	52	Assets	Property, plant and equipment	3,266	2019
Celulosa y Energía Punta Pereira S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	Finished	281	Assets	Property, plant and equipment	—
Forestal Los Lagos S.A.	Environmental improvement studies	In process	236	Expense	Operating cost	273	2019

		TOTAL	94,706			93,847

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2019

Amounts in thousands of U.S. dollars, except as indicated

NOTE 22. NON-CURRENT ASSETS HELD FOR SALE

Arauco decided to sell assets in previous years corresponding mainly to sawmills in Chile and remains committed to its sales plan.

The following table sets forth information on the main types of non-current assets held for sale:

	09-30-2019 ThU.S.$	12-31-2018 ThU.S.$
Land	2,420	2,352
Buildings	1,256	1,284
Property, plant and equipment	1,831	2,090
Total	5,507	5,726

As of September 30, 2019, and December 31, 2018, there were no significant effects on results related to the sale of assets held for sale.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2019

Amounts in thousands of U.S. dollars, except as indicated

NOTE 23. FINANCIAL INSTRUMENTS

23.1 Classification

Arauco’s financial instruments as of September 30, 2019 and December 31, 2018, are displayed in the table below. Regarding those instruments valued at an amortized cost, a estimation of their fair value is displayed for informational purposes.

	September 2019		December 2018
Financial Instruments Thousands of dollars	Carrying amount	Fair Value	Carrying amount	Fair Value

Financial assets at fair value through profit or loss (held for trading)	420,787	420,787	270,110	270,110
Derivatives (1)	220	220	75	75
Mutual funds (2)	420,567	420,567	270,035	270,035
Financial assets at amortized cost	1,512,651	1,512,651	1,669,587	1,669,587
Cash and cash equivalents (amortized cost)	721,663	721,663	805,907	805,907
Cash	372,040	372,040	327,132	327,132
Time deposits	349,623	349,623	478,775	478,775
Accounts Receivable (net)	784,777	784,777	854,333	854,333
Trade and other receivables	668,117	668,117	751,158	751,158
Lease receivable	1,287	1,287	1,968	1,968
Other receivables	115,373	115,373	101,207	101,207
Accounts receivable due from related parties	6,211	6,211	7,805	7,805
Other financial assets	4	4	1,542	1,542
Hedging assets	31,416	31,416	19,226	19,226

Financial liabilities at amortized cost (3)	6,098,984	6,608,097	5,182,353	5,206,334
Bonds issued denominated in U.S. Dollars	2,791,194	2,913,500	2,062,044	1,948,482
Bonds issued denominated in U.F. (4)	1,384,705	1,685,796	1,439,610	1,544,813
Bank Loans in U.S. Dollars	824,601	887,817	925,780	962,866
Bank borrowing denominated in U.S. Dollars	121,618	144,118	14,655	14,655
Lease liabilities	273,309	273,309	68,187	63,441
Trade and other payables	699,045	699,045	661,848	661,848
Accounts payable to related parties	4,512	4,512	10,229	10,229
Financial liabilities at fair value through profit or loss	18	18	289	289
Hedging Liabilities	113,265	113,265	71,310	71,310

(1)	The derivatives are presented in the line item “other financial assets” in the consolidated statements of financial position.
(2)

Although mutual funds are measured at fair value through profit or loss for purposes of the consolidated statements of financial position mutual funds are classified as “Cash and cash equivalents” due to the are highly liquid short-term investment.

(3)

Financial liabilities measured at amortized cost, other than “Trade and other payables”, “Accounts payable to related parties” and derivatives are presented in the consolidated statements of financial position in the line item “Other financial liabilities” as current and non-current based on their maturity.

(4)	The Unidad de Fomento (“U.F.”) is a unit of account that is linked to, and is adjusted daily to reflect changes in the Chilean consumer price index.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2019

Amounts in thousands of U.S. dollars, except as indicated

23.2 Fair Value Hierarchy of Financial Assets and Liabilities

The assets and liabilities measured at fair value in the interim consolidated statements of financial position as of September 30, 2019, have been measured based on the valuation methodologies provided in IFRS 13. The methodologies applied for each financial instrument are classified according to their hierarchy as follows:

•	Level 1: Securities or quoted prices in active markets for identical assets and liabilities

•	Level 2: Inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•	Level 3: Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

Fair Value	September 2019 ThU.S.$	Level 1 ThU.S.$	Level 2 ThU.S.$	Level 3 ThU.S.$

Financial assets at fair value
Derivatives	220		220
Mutual Funds	420,567	420,567

Hedging assets	31,416		31,416

Financial liabilities at fair value through profit or loss	18		18
Hedging liabilities	113,265		113,265

23.3 Explanation of the valuation of Financial Instruments.

Cash and cash equivalent and accounts receivable

The carrying amount of accounts receivable, cash and cash equivalents (including mutual funds), and other financial assets and liabilities approximate their fair value due to the short-term nature of such instruments.

Derivative financial instruments

Interest rate and currency swaps are valued under the cash flow discount method at the rate applicable according to the transaction’s and counterparties’ risk, using an internal methodology based on the information obtained from Bloomberg. In this particular case, given that cross currency swaps correspond to future flows in UF, U.S. dollars and Euros, Arauco calculates the current value of such flows by using discount curves: the UF zero coupon curve, Dollar zero coupon and the Euro zero coupon.

The fair value of the interest rate swap contracts is calculated by reference to the rate differential between the agreed upon rate and the market rate as of the end date of these financial statements.

The fair value of the currency forward contracts is calculated by reference to the current forward exchange rates of contracts with similar maturity profiles.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2019

Amounts in thousands of U.S. dollars, except as indicated

The counterparty risk, for the 3 cases, uses the Z-Spread obtained from the curve of the bonds issued by counterparties, and they are deducted from each flow as appropriate.

Financial Liabilities

The fair value of bonds issued was determined with reference to quoted market prices as they have standard terms and conditions.

The fair value of bank borrowings and lease liabilities (the latter one with respect to 2018 figures) was determined based on discounted cash flow analysis applying the corresponding discount yield curves to the remaining term to maturity.

Disclosures of the fair value of financial liabilities at amortized cost are determined via the use of discounted cash flows, calculated over variables of the observable markets as of the date of informing the interim consolidated financial statements, and correspond to Level 2 of the fair value hierarchy.

The following table shows the compliance with the financial covenants (level of indebtedness, detailed in section 23.9.3), for the bonds issued prior to the year 2015, as required by domestic indentures (Chile):

	September 2019	December 2018
	ThU.S.$	ThU.S.$
Interest bearing loans, current (a)	555,667	535,836
Other financial liabilities, current	557,453	537,596
Hedging liabilities current + Financial liabilities at fair value through profit or loss current	1,786	1,760
Interest bearing loans, non-current (b)	4,839,760	3,974,440
Other financial liabilities, non-current	4,951,257	4,044,279
Hedging liabilities non-current + Financial liabilities at fair value through profit or loss non-current	111,497	69,839
Financial debt total (c)	5,395,427	4,510,276
Cash and cash equivalents	1,142,230	1,075,942
Other financial assets current	368	497
Total Cash (d)	1,142,598	1,076,439
Net Financial Debt (e)	4,252,829	3,433,837
Non-controlling interests	7,330,770	7,301,779
Equity attributable to owners of parent	35,659	37,192
Total Equity (f)	7,366,429	7,338,971
Debt to equity ratio (g)	0.58	0.47

(a)	Other Current Financial Liabilities – (Current Hedge Liabilities + Financial Liabilities with changes in current results)
(b)	Other Non-Current Financial Liabilities – (Non-current Hedge Liabilities + Financial Liabilities with changes in non-current results)
(c)	Interest bearing loans, current + Interest bearing loans, non-current
(d)	Cash and Cash Equivalents + Other Current Financial Assets
(e)	Total Financial Debt – Total Cash
(f)	Equity attributable to owners of controlling parent + Non-controlling interests
(g)	Net Financial Debt / Total Equity

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2019

Amounts in thousands of U.S. dollars, except as indicated

The following table shows the compliance with the financial covenants (level of indebtedness, detailed in section 23.9.3), for the bonds issued after year 2015, as required by domestic indentures (Chile):

	September 2019 ThU.S.$	December 2018 ThU.S.$
Other financial liabilities (a)	5,508,710	4,581,875
Other financial liabilities, current	557,453	537,596
Other financial liabilities, non-current	4,951,257	4,044,279
Financial liabilities at fair value through profit or loss	18	289
Hedging liabilities (b)	113,265	71,310
Swaps	111,089	69,085
Forward	2,176	2,225
Financial debt total (c)	5,395,427	4,510,276
Cash and cash equivalents	1,142,230	1,075,942
Total Cash (d)	1,142,230	1,075,942
Net Financial Debt (e)	4,253,197	3,434,334
Non-controlling interests	7,330,770	7,301,779
Equity attributable to owners of parent	35,659	37,192
Total Equity (f)	7,366,429	7,338,971
Debt to equity ratio (g)	0.58	0.47

(a)	Other Financial Liabilities current + Other Financial Liabilities non-current
(b)	Swaps + Forwards + Options
(c)	Other financial liabilities +Financial liabilities at fair value through profit or loss + Hedging liabilities
(d)	Cash and Cash Equivalents + Other Current Financial Assets
(e)	Total Financial Debt – Total Cash
(f)	Equity attributable to owners of controlling parent + Non-controlling interests
(g)	Net Financial Debt / Total Equity

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2019

Amounts in thousands of U.S. dollars, except as indicated

The following table sets forth a reconciliation between the financial liabilities and the consolidated statements of financial position as of September 30, 2019 and December 31, 2018:

Thousands of dollars	September 2019
	Up to 90 days	From 91 days to 1 year	Other current financial liabilities, Total	From 13 months to 3 years	From 3 years to 5 years	More than 5 years	Other non-current financial liabilities, Total	Total
Bonds obligations	76,531	223,027	299,558	467,329	579,155	2,829,857	3,876,341	4,175,899
Bank borrowing	75,463	110,180	185,643	175,051	516,278	69,247	760,576	946,219
Lease liabilities	19,407	51,059	70,466	114,589	43,528	44,726	202,843	273,309
Swap and Forward	1,786	—	1,786	111,497	—	—	111,497	113,283

Other Financial Liabilities, Total (a)	173,187	384,266	557,453	868,466	1,138,961	2,943,830	4,951,257	5,508,710

Thousands of dollars	September 2019
	Up to 90 days	From 91 days to 1 year	Total Current	From 13 months to 3 years	From 3 years to 5 years	More than 5 years	Total non-current	Total
Trades and other payables	693,036	3,779	696,815	2,230	—	—	2,230	699,045
Accounts payable to related companies	4,512	—	4,512	—	—	—	—	4,512

Accounts Payable, Total (b)	697,548	3,779	701,327	2,230	—	—	2,230	703,557

Financial Liabilities, Total (a) + (b)	870,735	388,045	1,258,780	870,696	1,138,961	2,943,830	4,953,487	6,212,267

Thousands of dollars	December 2018
	Up to 90 days	From 91 days to 1 year	Other current financial liabilities, Total	From 13 months to 3 years	From 3 years to 5 years	More than 5 years	Other non-current financial liabilities, Total	Total
Bonds obligations	27,803	262,068	289,871	478,441	340,275	2,393,067	3,211,783	3,501,654
Bank borrowings	84,778	130,271	215,049	177,504	348,558	199,324	725,386	940,435
Lease liabilities	7,265	23,651	30,916	26,296	10,975	—	37,271	68,187
Swap and Forward	1,760	—	1,760	69,839	—	—	69,839	71,599

Other Financial Liabilities, Total (a)	121,606	415,990	537,596	752,080	699,808	2,592,391	4,044,279	4,581,876

Thousands of dollars	December 2018
	Up to 90 days	From 91 days to 1 year	Total Current	From 13 months to 3 years	From 3 years to 5 years	More than 5 years	Total non-current	Total
Trades and other payables	659,618	—	659,618	2,230	—	—	2,230	661,848
Accounts payable to related companies	10,229	—	10,229	—	—	—	—	10,229

Accounts Payable, Total (b)	669,847	—	669,847	2,230	—	—	2,230	672,077

Financial Liabilities, Total (a) + (b)	791,453	415,990	1,207,443	754,310	699,808	2,592,391	4,046,509	5,253,952

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2019

Amounts in thousands of U.S. dollars, except as indicated

23.4 Derivative Instruments

Hedging instruments recorded as of September 30, 2019 are cash flow hedges. Arauco uses derivatives for hedging purposes, such as cross currency swaps, currency and commodity forwards, interest rate swaps, and options. Depending on the fair value of each instrument, the position could be either an asset or a liability, and they are listed in the Statements of Financial Position under Other Non-Current Financial Assets or Other Non-current Financial Liabilities, respectively. The effects for the period are presented under Equity as Other Comprehensive Income or the Statements of Comprehensive Income as Finance Income or Finance Costs, net of differences in exchange rate of the hedged items and the deferred tax.

A summary of the derivative financial instruments included in the interim statements of financial position as of the end of this period, is presented below:

Financial Instruments	September 2019 Fair Value ThU.S.$	December 2018 Fair Value ThU.S.$
Assets at fair value through profit or loss (held for trading)	220	75
Derivatives (1)	66	75
Forward (2)	154	—

Hedging Assets	31,416	19,226
Derivatives (1)	170	1,357
Cross Currency Swaps	31,246	17,869

Financial liabilities at fair value through profit or loss	(18)	(289)
Forward (2)	—	(2)
Derivatives (1)	(18)	(287)

Hedging Liabilities	(113,265)	(71,310)
Cross Currency Swaps	(111,089)	(69,086)
Derivatives (1)	(2,176)	(2,224)

(1)	Includes Swap and Forward from Uruguay tables.
(2)	Includes Forwards from Colombia and Chile.

23.4.1. Chile

Cross currency swaps

Arauco is exposed to the risk of variability in cash flows from changes in foreign exchange rates and inflation, mainly due to balances of assets denominated in U.S. Dollars and other currencies different from the functional currency, which causes mismatches that could affect operating results.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2019

Amounts in thousands of U.S. dollars, except as indicated

Below are the cross currency swaps that Arauco has as of September 30, 2019 and December 31, 2018 to cover the exposure to the exchange rate risk generated from bonds denominated in U.F.:

Bond	Institution	Amount U.S.$	Amount U.F.	Starting date	Ending date	September 2019 Fair Value ThU.S.$	December 2018 Fair Value ThU.S.$
F	Deutsche - England	41,635,657	954,545	10-30-2011	10-30-2021	(3,874)	(3,105)
F	JP Morgan - N.A.	41,635,657	954,545	10-30-2011	10-30-2021	(3,819)	(3,039)
F	Deutsche - England	—	—	04-30-2014	04-30-2019	—	1,707
F	Scotiabank - Chile	36,679,778	954,545	10-30-2014	04-30-2023	1,497	2,041
F	Scotiabank - Chile	36,633,966	954,545	10-30-2014	04-30-2023	1,712	2,273
F	Santander - Chile	36,250,835	954,545	10-30-2014	04-30-2023	2,154	2,715
F	BCI - Chile	35,911,491	954,545	10-30-2014	04-30-2023	2,583	3,148
F	Banco de Chile - Chile	36,250,835	954,545	04-30-2019	10-30-2029	1,602	155
J	Itau - Chile	42,864,859	1,000,000	09-01-2010	09-01-2020	(3,870)	(3,289)
J	Scotiabank - Chile	42,864,859	1,000,000	09-01-2010	09-01-2020	(3,870)	(3,289)
J	Deutsche - England	42,864,859	1,000,000	09-01-2010	09-01-2020	(3,879)	(3,313)
J	Santander - Spain	42,873,112	1,000,000	09-01-2010	09-01-2020	(3,865)	(3,273)
J	Scotiabank - Chile	42,864,257	1,000,000	09-01-2010	09-01-2020	(3,822)	(3,197)
P	Itau - Chile	46,474,122	1,000,000	05-15-2012	11-15-2021	(6,107)	(4,978)
P	JP Morgan - N.A.	47,163,640	1,000,000	11-15-2012	11-15-2021	(6,337)	(5,102)
P	Scotiabank - Chile	42,412,852	1,000,000	11-15-2013	11-15-2023	(1,296)	(882)
P	Santander - Chile	41,752,718	1,000,000	11-15-2013	11-15-2023	(462)	(89)
P	Deutsche - England	41,752,718	1,000,000	11-15-2013	11-15-2023	(500)	(92)
Q	BCI - Chile	21,592,612	500,000	10-01-2014	04-01-2021	(1,960)	(1,679)
Q	BCI - Chile	21,598,348	500,000	10-01-2014	04-01-2021	(1,945)	(1,655)
R	Santander - Chile	128,611,183	3,000,000	10-01-2014	04-01-2024	(7,782)	(7,016)
R	JP Morgan - England	43,185,224	1,000,000	10-01-2014	04-01-2024	(2,311)	(1,996)
R	Itau - Chile	43,277,070	1,000,000	10-01-2014	04-01-2024	(2,334)	(2,015)
S	Santander - Chile	201,340,031	5,000,000	11-15-2016	11-15-2026	7,619	5,830
W	Goldman Sachs	40,521,750	1,000,000	10-10-2018	10-10-2028	(2,042)	(2,392)
W	Scotiabank - Chile	40,537,926	1,000,000	10-10-2018	10-10-2028	(1,540)	(2,294)
W	Goldman Sachs	40,066,555	1,000,000	10-10-2018	10-10-2028	(1,456)	(1,861)
X	Santander - Chile	118,400,504	3,000,000	10-10-2018	10-10-2038	8,432	(7,976)
X	Santander - Chile	97,971,786	2,500,000	10-10-2018	10-10-2038	5,647	(6,554)

						(31,825)	(51,217)

Additionally, as of September 30, 2019, Arauco maintains cross currency swaps contracts to cover the exposure to the risk of the exchange rate for bank contracts in Euro, as shown in the following table:

Institution	Amount U.S.$	Amount EUR	Starting date	Ending date	September 2019 Fair Value ThU.S.$	December 2018 Fair Value ThU.S.
Santander - Chile	118,670,000	100,000,000	06-15-2021	12-15-2029	(6,337)	—
Banco de Chile	59,335,000	50,000,000	06-15-2021	12-15-2029	(3,145)	—
MUFG - N.A.	118,670,000	100,000,000	06-15-2021	12-15-2029	(6,324)	—
JP Morgan - N.A.	237,340,000	200,000,000	06-15-2021	12-15-2029	(12,760)	—
HSBC - N.A.	59,335,000	50,000,000	06-15-2021	12-15-2029	(3,224)	—

					(31,790)

Arauco needs to minimize the risk of the exchange rate, as it holds debt in other currencies different from U.S. dollars. The objective of this position in the swap is to eliminate the uncertainty of the exchange rate, exchanging the flows derived from obligations expressed in other currencies of the liabilities described above, with flows in U.S. dollars (Arauco’s functional currency), at a fixed and determined exchange rate as of the agreement’s execution date.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2019

Amounts in thousands of U.S. dollars, except as indicated

Forward

Arauco maintains, as of September 30, 2019, forward contracts to hedge the exchange rate risk exposure in connection with construction company contracts in local currency, as follows:

Institution	Amount U.S.$	Amount CLP	Starting date	Ending date	September 2019 Fair Value ThU.S.$	December 2018 Fair Value ThU.S.$
Banco de Chile - Chile	63,372,059	43,707,709,077	10-11-2019	12-11-2020	(2,906)	—
Banco de Chile - Chile	63,289,472	43,707,709,077	10-11-2019	12-11-2020	(2,825)	—
BCI - Chile	63,188,823	43,707,709,077	10-11-2019	12-11-2020	(2,727)	—
ITAU - Chile	63,243,683	43,707,709,077	10-11-2019	12-11-2020	(2,781)	—
ITAU - Chile	62,888,790	43,707,709,077	10-11-2019	12-11-2020	(2,434)	—
ITAU - Chile	63,627,774	44,521,625,736	10-11-2019	12-11-2020	(2,047)	—
BCI - Chile	62,051,046	44,521,625,736	10-11-2019	12-11-2020	(508)	—

					(16,228)

Through an effectiveness test, and pursuant to IFRS 9, we were able to validate that the aforementioned hedging instruments are highly effective within an acceptable range for Arauco, for the purposes of eliminating the uncertainty of the exchange rate in the commitments derived from the hedged object.

23.4.2. Colombia

Forward contracts that are in force and effect, executed by Arauco Colombia as of September 30, 2019 and December 31, 2018, are detailed in the following table:

Exchange rate	Institution	Amount ThU.S.$	Starting date	Ending date	September 2019 Fair Value ThU.S.$
USDCOP	Corpbanca Colombia	2,100	07-11-2019	10-09-2019	154
USDCOP	Corpbanca Colombia	1,700	08-27-2019	11-13-2019	—

					154

Exchange rate	Institution	Amount ThU.S.$	Starting date	Ending date	December 2018 Fair Value ThU.S.$
USDCOP	Corpbanca Colombia	1,500	10-31-2018	01-09-2019	(2)
USDCOP	Corpbanca Colombia	1,700	11-26-2018	02-12-2019	—
USDCOP	Corpbanca Colombia	1,600	12-20-2018	03-12-2019	—

					(2)

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2019

Amounts in thousands of U.S. dollars, except as indicated

23.4.3. Uruguay

Forward

As of September 30, 2019 and December 31, 2018, Arauco through its subsidiaries as a joint operation (50%) in Uruguay maintains the following forward contracts in force and effect for the purposes of ensuring an exchange rate for sale of dollars:

Exchange rate	Institution	Notional ThU.S.$	September 2019 Fair Value ThU.S.$
UYUUSD	Banco Santander Uruguay	7,285	(339)
UYUUSD	HSBC Uruguay	13,015	(489)
UYUUSD	Citibank U.K.	4,900	(319)
UYUUSD	Banco Itaú Uruguay	1,580	(110)
EURUSD	Citibank U.K.	833	(36)

			(1,294)

Exchange rate	Institution	Notional ThU.S.$	December 2018 Fair Value ThU.S.$
UYUUSD	Banco Santander Uy	14,880	(586)
UYUUSD	HSBC Uruguay	11,610	(56)
UYUUSD	Citibank U.K.	4,425	29

			(613)

Arauco Uruguay’s profits and through its subsidiaries as a joint operation (50%), also face exposure to the price variation of certain fuels, as occurs with Fuel Oil N°6, which is used during the cellulose manufacturing process. In order to minimize this risk, the volatility of future flows associated to the purchase of Fuel Oil No. 6 for years 2018, 2019 and part of 2020 has been limited, through forwards of this commodity. The agreements that are in force and effect as of September 30, 2019 and December 31, 2018, are detailed below:

Commodity	Institution	Notional ThU.S.$	September 2019 Fair Value ThU.S.$
Fuel Oil N°6	JPMorgan Chase Bank, N.A.	6,612	(293)
Fuel Oil N°6	Citibank U.K.	241	15
Fuel Oil N°6	DNB Bank ASA	5,260	(307)

			(585)

Commodity	Institution	Notional ThU.S.$	December 2018 Fair Value ThU.S.$
Fuel Oil N°6	JPMorgan Chase Bank, N.A.	6,189	(800)
Fuel Oil N°6	Citibank U.K.	401	(34)
Fuel Oil N°6	DNB Bank ASA	4,837	(568)

			(1,402)

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2019

Amounts in thousands of U.S. dollars, except as indicated

Interest Rate Swap

In addition, Arauco through its subsidiaries as a joint operation (50%) in Uruguay maintains an Interest Rate Swap in force and effect, a derivative instrument which purpose is to set the interest rate of a variable rate debt in the same currency (USD). The valuation off this instrument as of September 30, 2019 and December 31, 2018 is shown below:

Exchange rate	Institution	Notional ThU.S.$	September 2019 Fair Value ThU.S.$
USD	DNB Bank ASA	33,758	(79)

Exchange rate	Institution	Notional ThU.S.$	December 2018 Fair Value ThU.S.$
USD	DNB Bank ASA	42,198	936

23.5 Loans and Receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. In the interim consolidated statements of financial position, they are included in line items “Cash and cash equivalents” (certain components of cash and cash equivalents), “Trade and Other Current/Non-Current Receivables” and “Accounts receivable from related parties”.

Loans and receivables are measured at amortized cost using the effective interest method and are tested for impairment. Financial assets that are classified as loans and receivables are: cash and cash-equivalents, time deposits, repurchase agreements, trade and other current/non-current receivables, and accounts receivable from related parties

As of September 30, 2019, and December 31, 2018, there are provisions for impairment for ThU.S.$ 16,538 and ThU.S.$ 15,147, respectively.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2019

Amounts in thousands of U.S. dollars, except as indicated

	September 2019	December 2018
	ThU.S.$	ThU.S.$
Financial assets at amortized cost	1,512,655	1,669,587
Cash and cash equivalents	721,663	805,907
Cash	372,040	327,132
Time Deposits	349,623	478,775
Trade and other receivables (net)	790,988	862,138
Trade and other receivables	668,117	751,158
Lease receivable	1,287	1,968
Other receivables	115,373	101,207
Accounts receivable from related parties	6,211	7,805
Other financial assets	4	1,542

23.5.1. Cash and Cash Equivalents

Includes cash on hand, bank checking account balances and time deposits and other short term highly liquid investments with an original maturity of three months or less. They are short-term, highly liquid investments that are readily convertible to known amounts of cash, and which are subject to an insignificant risk of changes in value.

The composition of cash and cash equivalents (including the balance of mutual funds displayed in this note as valuation, instruments at fair value with profit or loss) at September 30, 2019 and December 31, 2018, classified by origin coins is as follows:

	09-30-2019	12-31-2018
	ThU.S.$	ThU.S.$
Cash and Cash Equivalents	1,142,230	1,075,942
U.S. Dollars	843,032	834,513
Euro	45,586	8,295
Mexican pesos	12,122	1,461
Other currencies	54,761	51,373
Chilean pesos	186,729	180,300

23.5.2 Time Deposits and Repurchase Agreements: The investment objective of time deposits and repurchase agreements is to maximize in the short-term the amounts of cash surpluses. These instruments are authorized by Arauco’s Investment Policy, which allows investing in fixed income securities. These instruments have a maturity of less than three months from the date of acquisition.

23.5.3 Trade and Other Receivables: These represent enforceable rights for Arauco resulting from the normal course of the business.

23.5.4 Other Receivables: These correspond to receivables from sales, services or loans that are not considered within the normal course of the business.

The allowance for doubtful accounts is presented as a deduction of trade and other receivables. The provision for doubtful accounts is established based on an analysis of the age of the portfolio and considering the insurance coverage on accounts receivable. Other conditions are assessed for example when there is objective evidence that Arauco will not receive payments under the original sale terms and when the customer is a party to a bankruptcy court agreement or cessation of payments, and is written-off when Arauco has exhausted all levels of recovery of the receivable in a reasonable time.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2019

Amounts in thousands of U.S. dollars, except as indicated

23.5.5 Accounts receivable from related parties: Represent enforceable rights for Arauco resulting from the normal course of business, calling normal to the line of business, activity or purpose of exploitation and financing, and which Arauco owns a non-controlling ownership of the counterparty.

The following table sets forth trade and other current/non-current receivables classified by currencies as of September 30, 2019 and December 31, 2018:

	09-30-2019	12-31-2018
	ThU.S.$	ThU.S.$
Trades and other current receivables	773,521	839,184

U.S. Dollars	561,572	631,047
Euros	69	7,399
Mexican pesos	35,043	—
Other currencies	91,958	97,002
Chilean pesos	80,936	99,950
U.F.	3,943	3,786

Accounts receivable from related parties, current	6,211	7,324
U.S. Dollars	1,515	591
Other currencies	330	83
Chilean pesos	3,868	6,169
U.F.	498	481

Trade and other non-current receivables	11,256	15,149
U.S. Dollars	3,882	7,733
Other currencies	463	1,067
Chilean pesos	3,607	3,267
U.F.	3,304	3,082

Accounts receivable from related parties, non-current	—	481
U.F.	—	481

23.6 Financial Liabilities

Arauco’s financial liabilities to the date of these interim consolidated financial statements are as follows:

Financial Liabilities	September 2019 ThU.S.$	December 2018 ThU.S.$
Total Financial Liabilities	6,212,267	5,253,952
Financial liabilities at fair value through profit or loss (held for trading)	18	289
Hedging Liabilities	113,265	71,310
Financial Liabilities Measured at Amortized Cost	6,098,984	5,182,353

The following table sets forth the current portion of the non-current bank borrowings and debt issued as of September 30, 2019 and December 31, 2018.

	September 2019 ThU.S.$	December 2018 ThU.S.$
Bank borrowings - current portion	64,279	99,397
Bonds issued - current portion	106,481	81,060
Total	170,760	180,457

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2019

Amounts in thousands of U.S. dollars, except as indicated

23.7 Financial Liabilities Measured at Amortized Cost

Financial liabilities correspond to non-derivative financial instruments with contractual cash-flow payments that can be either fixed or variable.

Also, this category includes those non-derivative financial liabilities for services or goods delivered to Arauco at the end of each reporting period that have not yet been paid. These amounts are not insured and are generally paid within thirty days after being recognized.

At the end of each reporting period, Arauco includes in this category bank borrowings, bonds issued denominated in U.S. Dollars and in U.F., lease liabilities, and trade and other payables.

		09-30-2019	12-31-2018	09-30-2019	12-31-2018
	Currency	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
		Amortized Cost		Fair Value
Total Financial Liabilities		6,098,984	5,182,353	6,608,097	5,206,334
Bonds Issued	U.S. Dollar	2,791,194	2,062,044	2,913,500	1,948,482
Bonds Issued	U.F.	1,384,705	1,439,610	1,685,796	1,544,813
Bank borrowings	U.S. Dollar	824,601	925,780	887,817	962,866
Bank borrowings	Euro	112,805	—	144,118
Bank borrowings	Other currencies	8,813	14,655	—	14,655
Lease liabilities	U.F.	5,387	57,349	5,387	53,593
Lease liabilities	Chilean pesos	113,101	10,838	113,101	9,848
Lease liabilities	Mexican pesos	2,326	—	2,326	—
Lease liabilities	U.S. Dollar	122,507	—	122,507	—
Lease liabilities	Euro	88	—	88	—
Lease liabilities	Other currencies	29,900	—	29,900	—
Trades and Other Payables	U.S. Dollar	223,635	187,219	223,635	187,219
Trades and Other Payables	Euro	12,514	7,450	12,514	7,450
Trades and Other Payables	Mexican pesos	25,168	—	25,168	—
Trades and Other Payables	Other currencies	83,444	90,113	83,444	90,113
Trades and Other Payables	Chilean pesos	322,300	348,886	322,300	348,886
Trades and Other Payables	U.F.	31,984	28,180	31,984	28,180
Accounts payable to related parties	U.S. Dollar	346	1,777	346	1,777
Accounts payable to related parties	Chilean pesos	4,166	8,452	4,166	8,452

The financial liabilities at amortized cost presented in the interim consolidated statements of financial positions as of September 30, 2019 and December 31, 2018 are as follows:

		September 2019
	ThU.S.$
	Current	Non Current	Total
Other financial liabilities	555,667	4,839,760	5,395,427
Trade and other payables	696,454	2,591	699,045
Accounts payable to related parties	4,512	—	4,512

Total Financial Liabilities Measured at Amortized Cost	1,256,633	4,842,351	6,098,984

	December 2018
	ThU.S.$
	Current	Non Current	Total
Other financial liabilities	535,836	3,974,440	4,510,276
Trade and other payables	659,618	2,230	661,848
Accounts payable to related parties	10,229	—	10,229

Total Financial Liabilities Measured at Amortized Cost	1,205,683	3,976,670	5,182,353

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2019

Amounts in thousands of U.S. dollars, except as indicated

23.8 Cash Flow Hedges Reserve Reconciliation

The following table sets forth the reconciliation balances of cash flow hedges presented in the interim consolidated statements of comprehensive income:

	2019
	January - September	July - September
	ThU.S.$	ThU.S.$
Opening balance	13,395	27,727
Gains (losses) on cash flow hedges	35,516	3,118
Recycle of cash flow hedges to profit or loss	(15,465)	(2,558)
Income tax relating cash flow hedges	(4,458)	701
Closing balance	28,988	28,988

	2018
	January - September	July - September
	ThU.S.$	ThU.S.$
Opening balance - Caculated under IAS 39 and IFRS 9, respectively	4,752	35,813
Amounts restated through Reserve of cash flow hedges	(1,918)	—
Opening balance - Caculated in accordance with IFRS 9	2,834	35,813
Gains (losses) on cash flow hedges	63,363	11,972
Recycle of cash flow hedges to profit or loss	(8,558)	(2,438)
Income tax	(17,283)	(3,338)
Recycle of income tax	2,312	659
Closing balance	42,668	42,668

23.9 Capital Disclosures

23.9.1 Information on Objectives, Policies and Processes applied by the Company regarding Capital Management

Arauco’s policies on capital management have the objective of:

a)	Ensuring business continuity and normal operations in the long term;

b)	Ensuring funding for new investments to achieve sustainable growth over time;

c)	Keeping adequate capital structure considering all economic cycles that impact the business and the nature of the industry; and

d)	Maximizing the Company’s value and providing an adequate return to shareholders.

23.9.2 Qualitative Information on Objectives, Policies and Processes applied by the Company regarding Capital Management

Arauco determines and manages its capital structure based on its carrying amount of equity plus its financial debt (bank borrowings and bonds issued).

23.9.3 Quantitative Information on Capital Management

The following table sets forth the financial covenants that the Company has to comply with as part of the terms of certain of its obligations:

Instrument			Interest coverage >= 2,0x	Debt level (1) <= 1,2x
	September 2019	December 2018
	ThU.S.$	ThU.S.$
Domestic bonds (Chile)	1,384,705	1,439,610	N/A	✓
Syndicate Loan Scotiabank	199,031	200,563	✓	✓
Syndicate Loan Banco Estado - Grayling	304,251	287,565	✓	✓
Syndicate ECA Banco BNP Paribas	112,805	—	✓	✓

N/R: Not required for the financial obligation

(1)	Debt to equity ratio (financial debt divided by equity plus non-controlling interests)

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2019

Amounts in thousands of U.S. dollars, except as indicated

As of September 30, 2019 and December 31, 2018, Arauco has complied with all of its financial covenants.

The following table sets forth the credit ratings of our debt instruments as of September 30, 2019 and December 31, 2018, are as follows:

Instrument	Standard & Poor’s	Fitch Ratings	Moody’s	Feller Rate
Local bonds	—	AA-	—	AA-
Foreign bonds	BBB-	BBB	Baa3	—

Capitalization requirements are established based on the Company’s financial needs and on maintaining an adequate liquidity level and complying with financial covenants established in current debt arrangements. The Company manages its capital structure and makes adjustments based on the prevailing economic conditions in order to mitigate the risks associated with adverse market conditions, and based on opportunities that may arise to improve the Company’s level of liquidity.

The capitalization of Arauco as of September 30, 2019 and December 31, 2018 is as follows:

	September 2019	December 2018
	ThU.S.$	ThU.S.$
Equity	7,366,429	7,338,971
Bank borrowings	946,219	940,435
Lease liabilities	273,309	68,187
Bonds issued	4,175,899	3,501,654

Capitalization	12,761,856	11,849,247

23.10 Risk Management

Arauco’s financial instruments are exposed to various financial risks: credit risk, liquidity risk and market risk (including exchange rate risks, interest rate risks and price risks).

Arauco’s overall risk management program focuses on uncertainty in financial markets and aims to minimize potential adverse effects on Arauco’s financial profitability.

Arauco’s financial risk management is overseen by the Corporate Finance Department. This department identifies, assesses and hedges financial risks in close collaboration with Arauco’s operational units.

23.10.1 Type of Risk: Credit Risk

Description

Credit risk refers to financial uncertainty at different periods of time relating to the fulfillment of obligations with counterparties, at the time of exercising the contract rights to receive cash or other financial assets on behalf of Arauco.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2019

Amounts in thousands of U.S. dollars, except as indicated

Explanation of Credit Risk Exposure and How This Risk Arises

Arauco’s exposure to credit risk is directly related to each of its customer’s individual abilities to fulfill their contractual commitments, reflected in trade receivables.

Accounts exposed to credit risk are: trade receivable, financial lease debtors and other debtors.

Arauco does not have a securitized portfolio.

	September 2019	December 2018
	ThU.S.$	ThU.S.$
Current Receivables

Trade receivables	664,818	747,258
Financial lease receivables	938	1,131
Other debtors	107,765	90,795
Net subtotal	773,521	839,184

Trade receivables	674,035	755,809
Financial lease receivables	938	1,131
Other debtors	111,290	93,370
Gross subtotal	786,263	850,310

Provision for doubtful trade receivables	9,217	8,551
Provision for doubtful lease receivables	—	—
Provision for doubtful other debtors	3,525	2,575
Subtotal Bad Debt	12,742	11,126

Non-Current Receivables

Trade receivables	3,299	3,900
Financial lease receivables	349	837
Other debtors	7,608	10,412
Net Subtotal	11,256	15,149

Trade receivables	7,095	7,921
Financial lease receivables	349	837
Other debtors	7,608	10,412
Gross subtotal	15,052	19,170

Provision for doubtful trade receivables	3,796	4,021
Provision for doubtful lease receivables	—	—
Provision for doubtful other debtors	—	—
Subtotal Bad Debt	3,796	4,021

Explanation of Risk Management Objectives, Policies and Processes, and Measurement Methods

The Credit and Collections Sub-Division, dependent from the Treasury Division, is the area entrusted with minimizing the credit risk of the accounts receivable, supervising the delinquency of the accounts. The regulations and procedures applicable for the control and administration of the Arauco Group can be found in the Corporate Credit Policy.

As of September 30, 2019, Arauco’s balance for commercial Debtors was ThU.S.$ 681,130 of which, according to the agreed sales conditions, 63.62% corresponded to sales on credit (open account), 35.45% to sales with letters of credit and 0.93% to other types of sales, distributed in 2,772 debtors. The client with the largest Open Account debt represented 2.91% of the total accounts receivable as of that date.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2019

Amounts in thousands of U.S. dollars, except as indicated

Below we provide detail regarding accounts receivable, classified in tranches:

September 30, 2019

Age of trade receivables
Days	Non-past due	1 to 30	31 to 60	61 to 90	91 to 120	121 to 150	151 to 180	181 to 210	211 to 250	More than 250	Total
ThU.S.$	631,351	32,050	589	1,778	1,328	1,184	704	53	77	12,016	681,130
%	92.69%	4.71%	0.09%	0.26%	0.19%	0.17%	0.10%	0.01%	0.01%	1.76%	100%

December 31, 2018

Age of trade receivables
Days	Non-past due	1 to 30	31 to 60	61 to 90	91 to 120	121 to 150	151 to 180	181 to 210	211 to 250	More than 250	Total
ThU.S.$	688,024	59,844	854	36	111	43	141	127	69	14,481	763,730
%	90.09%	7.84%	0.11%	0.00%	0.01%	0.01%	0.02%	0.02%	0.01%	1.89%	100%

Arauco applies the simplified approach regarding the expected losses from commercial debtors, which allows for the use of an estimate of expected credit losses over the instrument’s lifespan for all commercial accounts receivable. In order to establish this estimate, the commercial debtors have been grouped in relation to the corresponding risks for sales conditions as well as for tranches, including clients that are up-to-date or in default.

Days	Non-past due	1 to 30	31 to 60	61 to 90	91 to 120	121 to 150	151 to 180	181 to 210	211 to 250	More than 250	Total
Letters of credit	241,370	83	19	—	—	2	—	—	—	7	241,481
Loss allowance provision	—	—	—	—	—	—	—	—	—	—	—
Expected loss rate	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%

Credit line	385,487	30,638	1,568	663	1,220	1,155	646	30	59	11,877	433,343
Loss allowance provision	—	—	16	66	281	266	148	30	59	11,877	12,743
Expected loss rate	0.00%	0.00%	0.99%	10.00%	23.00%	23.00%	23.00%	100.00%	100.00%	100.00%

Others	4,494	1,328	117	—	108	27	59	24	18	131	6,306
Loss allowance provision	—	—	1	—	54	13	29	24	18	131	270
Expected loss rate	0.00%	0.00%	0.99%	10.00%	50.00%	50.00%	50.00%	100.00%	100.00%	100.00%

Trade receivables, total (ThU.S.$)	631,351	32,049	1,704	663	1,328	1,184	705	54	77	12,015	681,130
Allowance for doubtful accounts, total (ThU.S.$)	—	—	17	66	335	279	177	54	77	12,008	13,013

Arauco does not conduct rescheduling or renegotiations with its clients that imply an amendment to the maturity of the invoices and, should it be necessary, any debt renegotiation with a client shall be analyzed on a case-by-case basis and subjected to the approval of the Corporate Finance Division.

Regarding the loss allowance provision for trade receivables and others, below we provide detail for the movements as of September 30, 2019 and December 31, 2018:

	September 2019	December 2018
	ThU.S.$	ThU.S.$
Opening balance at January 1 - under IAS 39	(15,147)	(17,785)
Amounts restated through opening retained earnings	—	(2,875)

Opening loss allowance as at January 1, 2018 - under IFRS 9	(15,147)	(20,660)
Increase in loan loss allowance recognised in profit or loss during the year	(2,129)	(5,027)
Receivables written off during the year as uncollectible	45	8,620
Unused amount reversed	693	1,920
Closing balance	(16,538)	(15,147)

Currently there is a policy for provisions for doubtful accounts receivable under IFRS for all the Arauco group companies.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2019

Amounts in thousands of U.S. dollars, except as indicated

Explanation regarding the Sales Risk with Letters of Credit

The sales with letters of credit mainly occur in markets in Asia and the Middle East. Periodically, a credit assessment is conducted regarding the banks that issue the letters of credit with the purpose of obtaining their score over the basis of risk-qualification ratings, country-specific risk and financial statements. The decision of approving the issuing bank or asking for confirmation of the letter of credit is made in consideration to this assessment.

Explanation of the Sales Risk with Credit Line

Sales on credit are subject to the credit limit for each customer. The approval or rejection of a credit limit for all term sales is conducted by the Corporate Credit Sub-Division, as well as by the Credit and Collections area for North America, Brazil and Argentina, which report to the Corporate Finance Division. The regulations and procedures applicable for the correct control and risk management over the sales on credit are ruled by the Credit Policy.

A procedure that must be applied by all the companies of the Arauco group has been established for the approval and/or modification of client credit lines. Credit line requests are entered to the SAP that analyzes all available information. Afterwards, the same are either approved or rejected in each one of the internal committees of each company belonging to the Arauco group, depending on the maximum amount authorized by the Credit Policy. Lines of credit are renewed during this internal process on a yearly basis.

All sales are automatically controlled by a credit verification system, which has been configured to block any orders from clients who are delinquent in a given percentage of a debt and/or from clients whose line of credit, as of the time of the product’s shipping, has been exceeded or is overdue.

In order to minimize the credit risk for term or Open Account sales, it is Arauco’s policy to take out insurance to cover the export sales of companies Celulosa Arauco y Constitución S.A., Maderas Arauco S.A., Forestal Arauco S.A., and Arauco do Brasil S.A., as well as the domestic sales of Arauco México S.A. de C.V., Arauco Colombia S.A., Arauco Perú S.A., Arauco North America, Inc., Arauco Canada Limited, Celulosa Arauco y Constitución S.A., Maderas Arauco S.A., Arauco Florestal Arapoti, Arauco Forest Brasil S.A., Arauco do Brasil S.A., Arauco Industria de Paineis Ltda. and Arauco Nutrientes S.P.A., Arauco works with credit insurance company Euler Hermes World Agency (Aa3 rating, as per risk rating companies Moody’s and AA by S&P). The company grant a 90% coverage over the amount of each invoice, without deductibles, for registered clients and of 90% for non-registered clients (*).

(*) Non-registered clients are those whose lines are under ThU.S.$ 100 (equivalent currency of their invoicing) of the local sales of companies Arauco Perú S.A., Arauco Colombia S.A., Arauco México S.A. de C.V., Arauco Do Brasil S.A., Arauco Argentina S.A. and Maderas Arauco S.A. Lines in excess of the aforesaid amounts correspond to registered clients.

As another way of minimizing risk and supporting a line of credit approved by the Credit Committee, Arauco holds guarantees such as mortgages, pledges, Standby letters of credit, bank performance bonds, checks, promissory notes, loans or any other that could be required under the laws of each country. The total amount held in guarantees amounts to ThU.S.$125,988, effective as of September 2019, as summarized in the following chart. The procedure for guarantees is regulated by Arauco’s Policy on Guarantees, whose purpose is to control their accounting, due date and custody.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2019

Amounts in thousands of U.S. dollars, except as indicated

Guarantees Arauco Group (ThU.S.$)
Guarantees Debtors (received from clients)
Certificate of deposits	7,107	5.6%
Standby	12,836	10.2%
Promissory notes	95,001	75.4%
Finance	4,538	3.6%
Mortgage	3,121	2.5%
Pledge	1,985	1.6%
Promissory notes	1,400	1.1%
Total Guarantees	125,988	100.0%

The maximum exposure to credit risk is limited to the value at amortized cost of the Debtors’ account for sales registered as of the date of this report, minus the percentage of sales insured by the aforementioned credit insurance companies and the guarantees granted in favor of Arauco.

In summary, the open account debt covered by the various insurance policies and guarantees amounts to 93.2% and, therefore, Arauco’s portfolio exposure amounts to 6.8%.

Secured Open Accounts Receivable	ThU.S.$	%
Total open accounts receivable	433,341	100.0%
Secured receivables (*)	403,874	93.2%
Unsecured receivables	29,467	6.8%

(*)	Insured Debt is deemed to be the portion of accounts receivable that is covered by a credit company or by guarantees such as standby letters of credit, mortgages, performance bonds, among others

Investment Policy:

Arauco has an Investment Policy which identifies and limits the financial instruments and the entities into which the Arauco companies, in particular Celulosa Arauco y Constitucion S.A., are authorized to invest. The Company’s Treasury Department is centralized with operations in Chile. The Head Office is responsible for carrying out investments, cash flow surplus investments, and short and long-term debt subscriptions. Exceptions to this rule apply to short and long-term debt, and will be for specific investments made through other companies where authorization is required from the Chief Financial Officer.

For financial instruments, the only permitted investments are fixed income investments with adequate liquidity. Each instrument has defined classifications and limits, depending on duration and type of issuer.

Regarding intermediaries (such as banks, securities brokers and dealers of mutual funds that are bank affiliates), a scoring methodology is used to determine the relative degree of risk of each intermediary based on their financial position and assign score points that result in a credit risk rating to each intermediary. Arauco uses this scoring system to determine its investment limits for each intermediary.

The required information to evaluate the various criteria are obtained from published financial statements from the banks under evaluation and from the credit risk ratings of short and long-term debt securities obtained from rating agencies authorized by the Superintendence of Banks and Financial Institutions (Fitch Ratings Chile, Humphreys and Feller Rate).

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2019

Amounts in thousands of U.S. dollars, except as indicated

Any necessary exceptions regarding investment limits in each particular instrument or entity must have the authorization from Arauco’s Chief Financial Officer.

23.10.2 Type of Risk: Liquidity Risk

Description

This risk corresponds to Arauco’s ability to fulfill its financial obligations upon maturity.

Explanation of Liquidity Risk Exposure and How This Risk Arises

Arauco’s exposure to liquidity risk is mainly from its obligations to bondholders, banks and financial institutions, creditors and other payables. Liquidity risk may arise if Arauco is unable to meet the net cash flow requirements, which sustain its operations under both normal and exceptional circumstances.

Explanation of Objectives, Policies and Processes for Risk Management, and Measurement Methods

The Financial Management Department monitors on an ongoing basis the Company’s cash flow forecasts based on short and long-term forecasts and available financing alternatives. In order to manage the risk level of financial assets, Arauco follows its investment policy.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2019

Amounts in thousands of U.S. dollars, except as indicated

The following tables detail Arauco’s liquidity analysis for its financial liabilities as of September 30, 2019 and December 31, 2018. The tables have been drawn up based on the contractual undiscounted cash outflows and their remaining contractual maturities:

September 30, 2019				Maturity							Total
Tax ID	Name	Currency	Name - Country Loans with banks	Up to 3 months ThU.S.$	3 to 12 months ThU.S.$	1 to 2 years ThU.S.$	2 to 3 years ThU.S.$	3 to 4 years ThU.S.$	4 to 5 years ThU.S.$	More than 5 years ThU.S.$	Current ThU.S.$	Non Current ThU.S.$	Effective rate	Nominal rate
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollars	Scotiabank	—	6,325	6,242	6,242	206,242	—	—	6,325	218,726	3.15%	Libor 6M + 1,1%
93.458.000-1	Celulosa Arauco y Constitución S.A.	Euros	BNP paribas /ECA	562	609	1,199	14,367	14,246	14,111	75,042	1,171	118,965	1.06%	1.06%
—	Zona Franca Punta Pereira	U.S. Dollars	Banco Interamericano de Desarrollo - Tramo A	—	8,172	2,325	2,239	2,152	—	—	8,172	6,716	4.10%	Libor 6M + 2,05%
—	Zona Franca Punta Pereira	U.S. Dollars	Banco Interamericano de Desarrollo - Tramo B	—	29,049	—	—	—	—	—	29,049	—	3.85%	Libor 6M + 1,8%
—	Celulosa y Energía Punta Pereira	U.S. Dollars	Finnvera/Finnish Export Credit	—	52,375	50,823	49,286	24,065	—	—	52,375	124,174	3.20%	3.20%
—	Eufores S.A.	U.S. Dollars	BBVA	14,243	—	—	—	—	—	—	14,243	—	3.52%	Libor 6M + 1,3%
—	Eufores S.A.	U.S. Dollars	Banco República Oriental del Uruguay	27,428	—	—	—	—	—	—	27,428	—	3.89%	Libor 6M + 1,3%
—	Eufores S.A.	U.S. Dollars	Citibank	4,578	—	—	—	—	—	—	4,578	—	3.56%	Libor 6M + 1,25%
—	Eufores S.A.	U.S. Dollars	ITAU	12,712	—	—	—	—	—	—	12,712	—	3.51%	Libor 6M + 1,3%
—	Eufores S.A.	U.S. Dollars	Heritage	1,362	—	—	—	—	—	—	1,362	—	3.46%	Libor 6M + 1,3%
—	Eufores S.A.	U.S. Dollars	Santander	—	20,328	—	—	—	—	—	20,328	—	3.29%	Libor 6M + 1,3%
—	Eufores S.A.	U.S. Dollars	Santander	5,096	—	—	—	—	—	—	5,096	—	3.89%	Libor 6M + 1,3%
—	Eufores S.A.	U.S. Dollars	Scotiabank	2,547	—	—	—	—	—	—	2,547	—	3.82%	Libor 6M + 1,3%
—	Arauco do Brasil S.A.	Brazilian Real	Banco Santander	2	7	8	—	—	—	—	9	8	9.95%	TJLP+2%+Spread 2%
—	Arauco do Brasil S.A.	Brazilian Real	Banco Santander	19	38	—	—	—	—	—	57	—	9.50%	9.50%
—	Arauco do Brasil S.A.	Brazilian Real	Banco Alfa	18	52	64	20	—	—	—	70	84	9.70%	TJLP+2%+ Spread 1,75%
—	Arauco Forest Brasil S.A.	Brazilian Real	Banco Votorantim	—	26	282	269	—	—	—	26	551	5.00%	5.00%
—	Arauco Forest Brasil S.A.	Brazilian Real	BNDES Subcrédito A	7	21	184	170	—	—	—	28	354	8.86%	TJLP+2,91%
—	Arauco Forest Brasil S.A.	Brazilian Real	BNDES Subcrédito B	5	14	112	102	—	—	—	19	214	9.86%	TJLP+3,91%
—	Arauco Forest Brasil S.A.	U.S. Dollars	BNDES Subcrédito C	6	16	153	151	12	—	—	22	316	7.58%	Cesta+2,91%
—	Arauco Forest Brasil S.A.	Brazilian Real	BNDES Subcrédito D	6	17	126	114	—	—	—	23	240	11.06%	TJLP+5,11%
—	Arauco Forest Brasil S.A.	Brazilian Real	Banco Bradesco	7	20	25	20	—	—	—	27	45	9.75%	TJLP+2,1%+ Spread 1,7%
—	Arauco Forest Brasil S.A.	Brazilian Real	Banco Santander	5	8	—	—	—	—	—	13	—	9.50%	9.50%
—	Arauco Forest Brasil S.A.	Brazilian Real	Banco Santander	—	55	50	23	—	—	—	55	73	10.50%	10.50%
—	Arauco Forest Brasil S.A.	Brazilian Real	Banco Santander	11	61	117	109	52	—	—	72	278	7.50%	7.50%
—	Arauco Forest Brasil S.A.	Brazilian Real	Banco Santander	4	10	13	6	—	—	—	14	19	9.70%	TJLP+2%+ Spread 1,75%
—	Arauco Forest Brasil S.A.	Brazilian Real	Banco Santander	1	4	4	4	—	—	—	5	8	9.65%	TJLP+2,1%+ Spread 1,6%
—	Arauco Forest Brasil S.A.	U.S. Dollars	Banco Alfa	3	7	7	—	—	—	—	10	7	8.47%	Cesta+2%+Spread 1,8%
—	Arauco Forest Brasil S.A.	Brazilian Real	Banco Alfa	5	15	14	—	—	—	—	20	14	9.75%	TJLP+2%+Spread 1,8%
—	Arauco Florestal Arapoti S.A.	Brazilian Real	Banco Safra	6	18	15	—	—	—	—	24	15	10.00%	10.00%
—	Arauco Florestal Arapoti S.A.	Brazilian Real	Banco Votorantim	—	29	318	303	—	—	—	29	621	5.00%	5.00%
—	Arauco Florestal Arapoti S.A.	Brazilian Real	Banco Bradesco	3	—	—	—	—	—	—	3	—	6.00%	6.00%
—	Arauco Florestal Arapoti S.A.	Brazilian Real	Banco Santander	7	7	—	—	—	—	—	14	—	9.00%	9.00%
—	Arauco Florestal Arapoti S.A.	Brazilian Real	Banco Santander	2	3	—	—	—	—	—	5	—	9.50%	9.50%
—	Arauco Florestal Arapoti S.A.	Brazilian Real	Banco Santander	2	2	—	—	—	—	—	4	—	10.00%	10.00%
—	Arauco Florestal Arapoti S.A.	Brazilian Real	Banco Santander	—	53	48	44	—	—	—	53	92	10.50%	10.50%
—	Arauco Florestal Arapoti S.A.	Brazilian Real	Banco Santander	14	73	140	131	62	—	—	87	333	7.50%	7.50%
—	Arauco Florestal Arapoti S.A.	Brazilian Real	Banco Santander	3	8	9	—	—	—	—	11	9	9.95%	TJLP+2%+Spread 2%
—	Arauco Florestal Arapoti S.A.	Brazilian Real	Banco Santander	1	4	4	4	—	—	—	5	8	9.65%	TJLP+2,1%+ Spread 1,6%
—	Mahal Empreendimentos e Participações S.A.	Brazilian Real	BNDES Subcrédito E-I	651	1,878	—	—	—	—	—	2,529	—	8.86%	TJLP+2,91%
—	Mahal Empreendimentos e Participações S.A.	Brazilian Real	BNDES Subcrédito F-J	394	1,131	—	—	—	—	—	1,525	—	9.86%	TJLP+3,91%
—	Mahal Empreendimentos e Participações S.A.	Brazilian Real	BNDES Subcrédito H-L	442	1,262	—	—	—	—	—	1,704	—	11.06%	TJLP+5,11%
—	Mahal Empreendimentos e Participações S.A.	U.S. Dollars	BNDES Subcrédito G-K	547	1,583	171	—	—	—	—	2,130	171	7.58%	Cesta+2,91%
—	Mahal Empreendimentos e Participações S.A.	Brazilian Real	Banco Santander	7	19	24	6	—	—	—	26	30	9.95%	TJLP+2%+Spread 2%
—	Mahal Empreendimentos e Participações S.A.	U.S. Dollars	Banco Santander	4	11	13	3	—	—	—	15	16	8.67%	Cesta+2%+Spread 2%
—	Novo Oeste Gestão de Ativos Florestais S.A.	Brazilian Real	Banco Santander	7	20	24	8	—	—	—	27	32	9.95%	TJLP+2%+Spread 2%
—	Novo Oeste Gestão de Ativos Florestais S.A.	U.S. Dollars	Banco Santander	4	11	14	4	—	—	—	15	18	8.67%	Cesta+2%+Spread 2%
—	Arauco North America, Inc.	U.S. Dollars	Banco del Estado de Chile - NY Branch	6,465	6,500	27,965	41,994	40,697	234,425	—	12,965	345,081	4.26%	Libor 6M + 1,65%

			Total	77,186	129,841	90,493	115,619	287,528	248,536	75,042	207,027	817,218

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2019

Amounts in thousands of U.S. dollars, except as indicated

September 30, 2019				Maturity							Total
Tax ID	Name	Currency	Name - Country Bonds	Up to 3 months ThU.S.$	3 to 12 months ThU.S.$	1 to 2 years ThU.S.$	2 to 3 years ThU.S.$	3 to 4 years ThU.S.$	4 to 5 years ThU.S.$	More than 5 years ThU.S.$	Current ThU.S.$	Non Current ThU.S.$	Effective rate	Nominal rate
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-F	17,668	17,410	34,047	33,016	31,985	30,954	151,819	35,078	281,821	4.25%	4.25%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-J	—	198,794	—	—	—	—	—	198,794	—	3.96%	3.25%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-P	3,814	3,814	7,628	16,382	24,616	23,922	175,340	7,628	247,888	3.96%	4.00%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-Q	10,203	10,059	19,689	—	—	—	—	20,262	19,689	2.96%	3.00%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-R	3,436	3,436	6,872	6,872	6,872	6,872	268,176	6,872	295,664	3.57%	3.60%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-S	2,297	2,297	4,595	4,595	4,595	4,595	204,072	4,594	222,452	2.43%	2.40%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-W	1,207	1,207	2,414	2,414	2,414	2,414	126,414	2,414	136,070	2.12%	2.10%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-X	2,841	2,841	5,682	5,682	5,682	5,682	322,636	5,682	345,364	2.70%	2.70%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollars	Yankee 2021	—	6,756	138,499	—	—	—	—	6,756	138,499	5.02%	5.00%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollars	Yankee 2022	—	12,153	12,153	261,932	—	—	—	12,153	274,085	4.77%	4.75%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollars	Yankee 2024	—	22,500	22,500	22,500	22,500	522,500	—	22,500	590,000	4.52%	4.50%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollars	Yankee 2027	9,688	9,688	19,375	19,375	19,375	19,375	567,813	19,376	645,313	3.90%	3.88%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollars	Yankee 2047	11,000	11,000	22,000	22,000	22,000	22,000	917,000	22,000	1,005,000	5.50%	5.50%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollars	Yankee 2029	10,625	10,625	21,250	21,250	21,250	21,250	606,250	21,250	691,250	4.27%	4.25%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollars	Yankee 2049	13,750	13,750	27,500	27,500	27,500	27,500	1,187,500	27,500	1,297,500	5.51%	5.50%
—	Prime-Line, Inc.	U.S. Dollars	Bond ADFA 2014	128	384	512	512	512	504	2,141	512	4,181	4.84%	4.84%
—	Prime-Line, Inc.	U.S. Dollars	Bond ADFA 2013	38	114	153	148	149	—	—	152	450	4.00%	4.00%

				86,695	326,828	344,869	444,178	189,450	687,568	4,529,161	413,523	6,195,226

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2019

Amounts in thousands of U.S. dollars, except as indicated

September 30, 2019				Maturity							Total
Tax ID	Name	Currency	Underlying asset class	Up to 3 months ThU.S.$	3 to 12 months ThU.S.$	1 to 2 years ThU.S.$	2 to 3 years ThU.S.$	3 to 4 years ThU.S.$	4 to 5 years ThU.S.$	More than 5 years ThU.S.$	Current ThU.S.$	Non Current ThU.S.$
85.805.200-9	Forestal Arauco S.A.	U.F.	Vehículos de motor	466	1,457	1,986	1,604	1,196	604	764	1,923	6,154
85.805.200-9	Forestal Arauco S.A.	U.F.	Otras Propiedades planta y equipo	1,395	3,842	3,554	2,649	304	—	—	5,237	6,507
85.805.200-9	Forestal Arauco S.A.	Chilean pesos	Terrenos	14	7	17	17	17	17	206	21	274
85.805.200-9	Forestal Arauco S.A.	Chilean pesos	Otras Propiedades planta y equipo	5,538	11,763	7,077	2,373	410	—	—	17,301	9,860
—	Arauco Argentina S.A.	U.S. Dollars	Edificios y construcciones	122	367	460	140	—	—	—	489	600
—	Arauco Argentina S.A.	U.S. Dollars	Otras Propiedades planta y equipo	96	288	384	384	96	—	—	384	864
—	Arauco Argentina S.A.	U.S. Dollars	Vehículos de motor	310	750	747	595	595	446	—	1,060	2,383
—	Arauco Industria de Paineis S.A.	Brazilian Real	Edificios y construcciones	35	104	58	47	—	—	—	139	105
—	Arauco Industria de Paineis S.A.	Brazilian Real	Vehículos de motor	165	498	639	413	—	—	—	663	1,052
—	Arauco Forest Brasil S.A.	Brazilian Real	Equipos computacionales	6	17	20	15	—	—	—	23	35
—	Arauco Forest Brasil S.A.	Brazilian Real	Terrenos	843	2,528	3,090	3,371	3,371	3,371	10,114	3,371	23,317
—	Novo Oeste Gestao de Ativos Florestais S.A.	Brazilian Real	Terrenos	576	1,729	192	—	—	—	—	2,305	192
—	Arauco Florestal Arapoti S.A.	Brazilian Real	Equipos computacionales	6	17	18	6	—	—	—	23	24
—	Arauco do Brasil S.A.	Brazilian Real	Edificios y construcciones	122	365	463	392	364	182	—	487	1,401
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Edificios y construcciones	415	1,244	1,619	1,534	1,476	—	—	1,659	4,629
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Vehículos de motor	213	613	719	592	383	154	132	826	1,980
93.458.000-1	Celulosa Arauco y Constitución S.A.	Chilean pesos	Edificios y construcciones	20	60	74	72	36	—	—	80	182
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollars	Otras Propiedades planta y equipo	—	1,612	1,612	—	—	—	—	1,612	1,612
93.458.000-1	Celulosa Arauco y Constitución S.A.	Chilean pesos	Vehículos de motor	4,935	14,805	19,741	19,741	11,457	317	—	19,740	51,256
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollars	Vehículos de motor	45	136	181	75	—	—	—	181	256
—	Arauco North America, Inc.	U.S. Dollars	Terrenos	25	74	99	99	8	—	—	99	206
—	Arauco North America, Inc.	U.S. Dollars	Edificios y construcciones	336	968	1,258	1,205	1,178	1,208	4,004	1,304	8,853
—	Arauco North America, Inc.	U.S. Dollars	Vehículos de motor	10	47	29	80	1	—	—	57	110
—	Arauco Canada Limited	Canadian dollar	Edificios y construcciones	36	91	111	64	—	—	—	127	175
—	Arauco Canada Limited	Canadian dollar	Vehículos de motor	28	67	49	29	70	—	—	95	148
—	Celulosa y Energía Punta Pereira	U.S. Dollars	Otras Propiedades planta y equipo	262	787	673	417	373	373	7,369	1,049	9,205
—	Eufores S.A.	U.S. Dollars	Terrenos	1,324	2,560	5,225	5,136	4,996	4,817	39,274	3,884	59,448
—	Eufores S.A.	U.S. Dollars	Otras Propiedades planta y equipo	306	917	1,222	1,222	1,222	1,222	3,974	1,223	8,862
96.510.970-6	Maderas Arauco S.A.	Chilean pesos	Vehículos de motor	3,911	11,732	14,537	12,967	7,288	1,121	—	15,643	35,913
96.510.970-6	Maderas Arauco S.A.	U.F.	Vehículos de motor	135	376	447	342	164	33	11	511	997
96.510.970-6	Maderas Arauco S.A.	U.F.	Terrenos	5	—	5	5	5	5	60	5	80
—	Arauco Colombia S.A.	U.S. Dollars	Edificios y construcciones	10	39	49	—	—	—	—	49	49
—	Arauco Colombia S.A.	U.S. Dollars	Instalaciones fijas y Accesorios	129	518	648	—	—	—	—	647	648
—	Arauco Europe Cooperatief U.A.	Euros	Edificios y construcciones	31	25	—	—	—	—	—	56	—
—	Arauco Europe Cooperatief U.A.	Euros	Vehículos de motor	7	21	17	9	—	—	—	28	26
—	Araucomex S.A. de C.V.	Mexican pesos	Edificios y construcciones	160	171	—	—	—	—	—	331	—
—	Araucomex S.A. de C.V.	Mexican pesos	Edificios y construcciones	119	366	80	—	—	—	—	485	80
—	Araucomex Servicios S.A. de C.V.	Mexican pesos	Edificios y construcciones	—	170	452	236	79	—	—	170	767
—	Araucomex Servicios S.A. de C.V.	Mexican pesos	Vehículos de motor	—	66	140	5	—	—	—	66	145
—	Arauco Industria de México, S.A. de C.V.	Mexican pesos	Vehículos de motor	—	241	827	—	—	—	—	241	827
—	Arauco Industria de México, S.A. de C.V.	Mexican pesos	Edificios y construcciones	—	11	17	11	—	—	—	11	28
—	Arauco Industria de México, S.A. de C.V.	Mexican pesos	Terrenos	—	100	624	—	—	—	—	100	624
96.637.330-K	Servicios Logisticos Arauco S.A.	U.F.	Vehículos de motor	22	68	87	69	31	—	—	90	187
79.990.550-7	Investigaciones Forestales Bioforest S.A.	U.F.	Terrenos	22	—	22	22	22	22	133	22	221
79.990.550-7	Investigaciones Forestales Bioforest S.A.	U.F.	Vehículos de motor	31	87	69	36	26	8	—	118	139

			Total	22,231	61,704	69,338	55,974	35,168	13,900	66,041	83,935	240,421

As part of the policy of Arauco, it considers compliance with all Accounts Payable, whether with related (see Note 13) or third parties, within a period not exceeding 30 days.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2019

Amounts in thousands of U.S. dollars, except as indicated

December 31, 2018				Maturity							Total
Tax ID	Name	Currency	Name - Country Loans with banks	Up to 3 months ThU.S.$	3 to 12 months ThU.S.$	1 to 2 years ThU.S.$	2 to 3 years ThU.S.$	3 to 4 years ThU.S.$	4 to 5 years ThU.S.$	More than 5 years ThU.S.$	Current ThU.S.$	Non Current ThU.S.$	Effective rate	Nominal rate
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollars	Scotiabank- Chile	—	1,930	7,951	7,951	7,951	206,584	—	1,930	230,437	3.70%	Libor + 1.10%
—	Arauco Argentina S.A.	U.S. Dollars	Banco Bice	5,040	—	—	—	—	—	—	5,040	—	2.10%	2.10%
—	Arauco Argentina S.A.	U.S. Dollars	Banco Macro	10,054	—	—	—	—	—	—	10,054	—	6.00%	6.00%
—	Arauco Argentina S.A.	U.S. Dollars	BBVA	—	13,071	—	—	—	—	—	13,071	—	5.90%	5.90%
—	Zona Franca Punta Pereira S.A.	U.S. Dollars	Interamerican Development Bank	1,184	1,032	2,435	2,335	2,233	2,126	—	2,216	9,129	4.62%	Libor + 2.05%
—	Zona Franca Punta Pereira S.A.	U.S. Dollars	Interamerican Development Bank	2,940	2,786	5,701	—	—	—	—	5,726	5,701	4.37%	Libor + 1.80%
—	Zona Franca Punta Pereira S.A.	U.S. Dollars	BBVA	—	14,103	—	—	—	—	—	14,103	—	4.06%	Libor + 1.30%
—	Zona Franca Punta Pereira S.A.	U.S. Dollars	Citibank	—	4,517	—	—	—	—	—	4,517	—	4.19%	Libor + 1.25%
—	Zona Franca Punta Pereira S.A.	U.S. Dollars	Scotiabank	—	2,509	—	—	—	—	—	2,509	—	4.39%	Libor + 1.50%
—	Celulosa y Energia Punta Pereira S.A.	U.S. Dollars	Banco Interamericano de Desarrollo	4,770	4,179	9,826	9,411	9,008	8,605	—	8,949	36,850	4.62%	Libor + 2.05%
—	Celulosa y Energia Punta Pereira S.A.	U.S. Dollars	Banco Interamericano de Desarrollo	11,871	11,274	23,035	—	—	—	—	23,145	23,035	4.37%	Libor + 1.80%
—	Celulosa y Energia Punta Pereira S.A.	U.S. Dollars	Finnish Export Credit	24,850	21,578	49,484	47,930	47,207	23,562	—	46,428	168,183	3.20%	3.20%
—	Eufores S.A.	U.S. Dollars	Banco Republica Oriental de Uruguay	8	27,073	—	—	—	—	—	27,081	—	4.12%	Libor + 1.3%
—	Eufores S.A.	U.S. Dollars	Citibank	3	—	—	—	—	—	—	3	—	3.43%	Libor + 2%
—	Eufores S.A.	U.S. Dollars	Banco Itau - Uruguay	24	12,511	—	—	—	—	—	12,535	—	4.17%	Libor + 1.75%
—	Eufores S.A.	U.S. Dollars	Heritage	1,352	—	—	—	—	—	—	1,352	—	4.30%	Libor + 1.75%
—	Eufores S.A.	U.S. Dollars	Banco Santander	20,235	5,021	—	—	—	—	—	25,256	—	3.86%	Libor + 1.3%
—	Arauco Do Brasil S.A.	Brazilian Real	Banco Santander	21	64	48	6	—	—	—	85	54	9.50%	9.50%
—	Arauco Do Brasil S.A.	Brazilian Real	Banco Alfa	17	48	64	64	5	—	—	65	133	10.35%	Tljp+2%+ spread 1.75%
—	Arauco Florestal Arapoti S.A.	Brazilian Real	Banco Itau	3	—	—	—	—	—	—	3	—	7.00%	3.50%
—	Arauco Florestal Arapoti S.A.	Brazilian Real	Banco Bradesco	9	22	—	—	—	—	—	31	—	6.00%	6.00%
—	Arauco Florestal Arapoti S.A.	Brazilian Real	Banco Votorantim	14	—	—	310	310	—	—	14	620	5.00%	5.00%
—	Arauco Florestal Arapoti S.A.	Brazilian Real	Banco Safra	18	—	—	—	—	—	—	18	—	6.00%	6.00%
—	Arauco Florestal Arapoti S.A.	Brazilian Real	Banco Safra	6	17	23	10	—	—	—	23	33	10.00%	10.00%
—	Arauco Florestal Arapoti S.A.	Brazilian Real	Banco Santander	3	14	136	44	44	—	—	17	224	8.38%	8.38%
—	Arauco Florestal Arapoti S.A.	Brazilian Real	Banco Santander	34	33	50	129	129	—	—	67	308	10.32%	10.32%
—	Arauco Florestal Arapoti S.A.	Brazilian Real	Banco Santander	4	11	14	11	2	—	—	15	27	10.47%	10.49%
—	Arauco Forest Brasil S.A.	Brazilian Real	Banco Bradesco	21	23	24	24	14	—	—	44	62	9.00%	9.00%
—	Arauco Forest Brasil S.A.	U.S. Dollars	Banco Alfa	2	7	9	5	—	—	—	9	14	17.00%	Cesta+2%+spread 1.8%
—	Arauco Forest Brasil S.A.	Brazilian Real	Banco Alfa	5	14	19	10	—	—	—	19	29	0.22%	Tljp+2%+Spread 1.8%
—	Arauco Forest Brasil S.A.	Brazilian Real	Banco Votorantim - Brazil	162	198	—	276	276	—	—	360	552	16.00%	Tljp+1.8%+Spread 2%
—	Arauco Forest Brasil S.A.	U.S. Dollars	Banco Votorantim - Brazil	34	45	—	—	—	—	—	79	—	10.40%	Cesta+1.3%+spread 2%
—	Arauco Forest Brasil S.A.	Brazilian Real	Banco Bndes Subcrédito A-B-D	3	—	98	394	295	—	—	3	787	21.78%	Tljp + 2.91%
—	Arauco Forest Brasil S.A.	U.S. Dollars	Banco Bndes Subcrédito C	5	—	24	145	120	—	—	5	289	15.22%	Cesta+2.91%
—	Arauco Forest Brasil S.A.	Brazilian Real	Banco Santander	43	58	181	173	138	—	—	101	492	8.67%	8.67%
—	Mahal Emprendimientos Pat. S.A.	Brazilian Real	Bndes Subcrédito E-I	663	1,946	1,946	—	—	—	—	2,609	1,946	19.78%	Tljp + 2.91%
—	Mahal Emprendimientos Pat. S.A.	Brazilian Real	Bndes Subcrédito F-J	399	1,167	1,167	—	—	—	—	1,566	1,167	21.78%	Tljp + 3.91%
—	Mahal Emprendimientos Pat. S.A.	U.S. Dollars	Bndes Subcrédito G-K	520	1,528	1,697	—	—	—	—	2,048	1,697	15.22%	Cesta + 2.91%
—	Mahal Emprendimientos Pat. S.A.	Brazilian Real	Bndes Subcrédito H-L	444	1,297	1,297	—	—	—	—	1,741	1,297	24.18%	Tljp + 5.11%
—	Mahal Emprendimientos Pat. S.A.	Brazilian Real	Banco Santander	6	18	23	23	—	—	—	24	46	21.96%	Tljp+2%+Spread 2%
—	Mahal Emprendimientos Pat. S.A.	U.S. Dollars	Banco Santander	3	9	13	12	—	—	—	12	25	17.40%	Cesta+2%+Spread 2%
—	Novo Oeste Gestao de Ativos Florestais S.A.	Brazilian Real	Banco Santander	5	18	24	24	2	—	—	23	50	21.96%	Tljp+2%+Spread 2%
—	Novo Oeste Gestao de Ativos Florestais S.A.	U.S. Dollars	Banco Santander	3	9	13	13	2	—	—	12	28	17.40%	Tljp+2%+Spread 2%
—	Flakeboard Company Ltd.	U.S. Dollars	Banco del Estado de Chile	—	2,141	13,164	41,497	40,184	38,872	203,906	2,141	337,623	3.00%	Libor + 1.65%

			Total	84,778	130,271	118,466	110,797	107,920	279,749	203,906	215,049	820,838

December 31, 2018				Maturity							Total
Tax ID	Name	Currency	Name - Country Bonds	Up to 3 months ThU.S.$	3 to 12 months ThU.S.$	1 to 2 years ThU.S.$	2 to 3 years ThU.S.$	3 to 4 years ThU.S.$	4 to 5 years ThU.S.$	More than 5 years ThU.S.$	Current ThU.S.$	Non Current ThU.S.$	Effective rate	Nominal rate
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-F	—	19,425	25,413	24,656	23,899	23,143	116,673	19,425	213,784	4.24%	4.21%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-F	—	7,770	10,189	9,884	9,579	9,274	47,339	7,770	86,265	4.25%	4.21%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-J	2,132	—	204,731	—	—	—	—	2,132	204,731	3.23%	3.22%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-P	—	1,004	7,857	7,857	25,713	24,999	193,697	1,004	260,123	3.96%	3.96%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-Q	—	20,207	20,576	10,398	—	—	—	20,207	30,974	2.96%	2.98%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-R	—	1,770	7,079	7,079	7,079	7,079	278,892	1,770	307,208	3.57%	3.57%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-S	—	592	4,733	4,733	4,733	4,733	204,991	592	223,923	2.44%	2.40%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-W	—	559	2,487	2,487	2,487	2,487	127,578	559	137,526	2.12%	2.09%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-X	—	1,317	5,853	5,853	5,853	5,853	326,508	1,317	349,920	2.70%	2.68%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollars	Yankee Bonds 2019	6,168	202,643	—	—	—	—	—	208,811	—	7.26%	7.25%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollars	Yankee 2021	4,422	—	10,013	204,527	—	—	—	4,422	214,540	5.02%	5.00%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollars	Yankee 2022	5,705	—	12,153	12,153	259,785	—	—	5,705	284,091	4.77%	4.75%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollars	Yankee 2024	9,375	—	22,500	22,500	22,500	22,500	527,024	9,375	617,024	4.52%	4.50%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollars	Yankee 2027	—	3,175	19,375	19,375	19,375	19,375	77,500	3,175	155,000	3.90%	3.88%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollars	Yankee 2047	—	3,607	22,000	22,000	22,000	22,000	528,000	3,607	616,000	5.50%	5.50%

			Total	27,802	262,069	374,959	353,502	403,003	141,443	2,428,202	289,871	3,701,109

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2019

Amounts in thousands of U.S. dollars, except as indicated

December 31, 2018				Maturity							Total
Tax ID	Name	Currency	Name - Country Lease	Up to 3 months ThU.S.$	3 to 12 months ThU.S.$	1 to 2 years ThU.S.$	2 to 3 years ThU.S.$	3 to 4 years ThU.S.$	4 to 5 years ThU.S.$	More than 5 years ThU.S.$	Current ThU.S.$	Non Current ThU.S.$
85.805.200-9	Forestal Arauco S.A.	U.F.	Banco Santander	148	410	599	599	—	—	—	558	1,198
85.805.200-9	Forestal Arauco S.A.	U.F.	Banco Scotiabank	1,288	3,158	2,368	2,368	478	478	—	4,446	5,692
85.805.200-9	Forestal Arauco S.A.	U.F.	Banco Estado	639	1,885	989	989	—	—	—	2,524	1,978
85.805.200-9	Forestal Arauco S.A.	U.F.	Banco de Chile	1,998	8,891	3,618	3,618	1,556	1,556	—	10,889	10,348
85.805.200-9	Forestal Arauco S.A.	U.F.	Banco BBVA	545	273	—	—	—	—	—	818	—
85.805.200-9	Forestal Arauco S.A.	U.F.	Banco Credito e Inversiones	1,313	5,351	2,897	2,897	3,220	3,220	—	6,664	12,234
85.805.200-9	Forestal Arauco S.A.	Chilean pesos	Banco Chile	284	690	520	520	—	—	—	974	1,040
85.805.200-9	Forestal Arauco S.A.	Chilean pesos	Banco Credito e Inversiones	679	2,036	1,484	1,484	—	—	—	2,715	2,968
85.805.200-9	Forestal Arauco S.A.	Chilean pesos	Banco Scotiabank	371	957	673	673	233	234	—	1,328	1,813

			Total	7,265	23,651	13,148	13,148	5,487	5,488	—	30,916	37,271

As part of the policy of Arauco, it considers compliance with all Accounts Payable, whether with related (see Note 13) or third parties, within a period not exceeding 30 days.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2019

Amounts in thousands of U.S. dollars, except as indicated

Guarantees

As of the date of these interim consolidated financial statements, Arauco has financial assets of approximately MU.S.$45 that have been pledged to third parties (beneficiaries), as direct guarantee. If Arauco does not fulfill its obligations, the guarantors could execute the guarantees.

As of September 30, 2019, the total assets pledged as an indirect guarantee were MU.S.$545. In contrast to direct guarantees, indirect guarantees are given to secure obligations assumed by a third party.

On September 29, 2011, Arauco entered into a Security Agreement under which it granted a non-joint guarantee limited to 50% of the obligations of the Uruguayan companies (joint ventures) Celulosa y Energía Punta Pereira S.A. and Zona Franca Punta Pereira S.A., under the IDB Facility Agreement in the amount of up to MU.S.$454 and the Finnevera Guaranteed Facility Agreement in the amount of up to MU.S.$900. Both loan agreements were signed with the International Development Bank. Such guarantee is included in the table below, under indirect guarantees.

Direct and indirect guarantees granted by Arauco:

DIRECT

Subsidiary	Guarantee	Assets Pledged	Currency	ThU.S.$	Guarantor
Celulosa Arauco y Constitución S.A.	Guarantee letter	—	Chilean Pesos	488	Directorate General of Maritime Territory and Merchant Marine
Celulosa Arauco y Constitución S.A.	Guarantee letter	—	Chilean Pesos	313	Directorate General of Maritime Territory and Merchant Marine
Celulosa Arauco y Constitución S.A.	Guarantee letter	—	Chilean Pesos	230	Directorate General of Maritime Territory and Merchant Marine
Celulosa Arauco y Constitución S.A.	Guarantee letter	—	Chilean Pesos	209	Directorate General of Maritime Territory and Merchant Marine
Celulosa Arauco y Constitución S.A.	Guarantee letter	—	Chilean Pesos	120	National Customs Service
Forestal Arauco S.A.	Guarantee letter	—	Chilean Pesos	5,006	Transelec S.A.
Arauco Forest Brasil S.A.	Mortgage Industrial Plant of Jaguariaíva of Arauco do Brasil	Property plant and equipment	Brazilian Real	36,815	BNDES
Arauco Forest Brasil S.A.	Endorsement of Arauco do Brasil	—	Brazilian Real	512	Bank Votorantim S.A.
Arauco Forest Brasil S.A.	Equipment	Property plant and equipment	Brazilian Real	178	Bank Santander S.A.
Arauco Forest Brasil S.A.	Equipment	Property plant and equipment	Brazilian Real	90	Bank Bradesco S.A.
Arauco do Brasil S.A.	Equipment	Property plant and equipment	Brazilian Real	166	Bank Santander S.A.
Arauco do Brasil S.A.	Equipment	Property plant and equipment	Brazilian Real	164	Bank Alpha S.A.
Arauco Florestal Arapoti S.A.	Endorsement of Arauco do Brasil	—	Brazilian Real	577	Bank Votorantim S.A.
Arauco Florestal Arapoti S.A.	Equipment	Property plant and equipment	Brazilian Real	76	Bank Bradesco S.A.
Celulosa Arauco y Constitución S.A.	Guarantee letter	—	Chilean Pesos	488	Directorate General of Maritime Territory and Merchant Marine
		Total		44,944

INDIRECT
Subsidiary	Guarantee	Assets Pledged	Currency	ThU.S.$	Guarantor
Celulosa Arauco y Constitución S.A.	Suretyship not supportive and cumulative	—	U.S. Dollar	236,117	Joint Ventures (Uruguay)
Celulosa Arauco y Constitución S.A.	Full Guarantee	—	U.S. Dollar	300,000	Arauco North America, Inc. (USA)
Celulosa Arauco y Constitución S.A.	Guarantee letter	—	U.S. Dollar	2,507	Arauco Forest Brasil y Mahal (Brasil)
Celulosa Arauco y Constitución S.A.	Guarantee letter	—	Brazilian Real	6,244	Arauco Forest Brasil y Mahal (Brasil)
		Total		544,868

23.10.3 Type of Risk: Market Risk – Exchange Rate

Description

Market risk arises from the probability of being affected by losses from fluctuations in currencies exchange rates in which assets and liabilities are denominated, in a functional currency other than the functional currency of Arauco.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2019

Amounts in thousands of U.S. dollars, except as indicated

Explanation of Currency Risk Exposure and How This Risk Arises

Arauco is exposed to the foreign currency risk from currency fluctuations arising from sales, purchases and obligations undertaken in foreign currencies, such as the Chilean Peso, Euro, Brazilian Real or other foreign currencies. In the case of significant exchange rate variations, the Chilean Peso is the currency that represents the main currency risk. See Note 11 for details assets and liabilities classified by currency.

Explanation of Risk Management Objectives, Policies and Processes, and Measurement Methods

Arauco performs sensitivity analyses to measure the effect of this variable on equity and net result.

Sensitivity analysis considers a variation of +/- 10% of the exchange rate over the Chilean Peso. This fluctuation range is considered possible given current market conditions as of the date of these financial statements. With all other variables at a constant rate, a U.S. Dollar exchange rate variation of +/- 10% in relation to the Chilean Peso would mean a change in the net income year after tax +/- 6.52% (equivalent to ThU.S.$ -/+ 13,378), and +/- 0.11% of equity (equivalent to ThU.S.$ -/+ 8,027).

Additionally, a sensitivity analysis is carried out assuming a variation of +/- 10% in the closing exchange rate on the Brazilian Real, which is considered a possible range of fluctuation given the market conditions as of the date of these financial statements. With all the other variables constant, a variation of +/- 10% in the exchange rate of the dollar on the Brazilian Real would mean a variation on the net income after tax +/- 1.28% (equivalent to ThU.S.-/+$2,631) and a change on the equity of +/- 1.41% (equivalent to ThU.S. -/+$103,905).

23.10.4 Type of Risk: Market Risk – Interest rate risk

Description

Interest rate risk refers to the sensitivity of the value of financial assets and liabilities in terms of interest rate fluctuations.

Explanation of Interest Rate Risk Exposure and How This Risk Arises

Arauco is exposed to risks due to interest rate fluctuations for bonds issued, bank borrowings and financial instruments that bear interest at a variable rate.

Explanation of Risk Management Objectives, Policies and Processes, and Measurement Methods

Arauco completes its risk analysis by reviewing its exposure to changes in interest rates. As of September 30, 2019, 10.7% our financial debt accrues interest at variable rates. A change of +/- 10% in the interest rate is considered a possible range of fluctuation. Such market conditions would affect the income after tax at rate of +/- 0.59% (equivalent to ThU.S.$-/+ 1,217) and +/- 0.01% (equivalent to ThU.S.$-/+ 730) on equity.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2019

Amounts in thousands of U.S. dollars, except as indicated

Thousands of dollars	September 2019 ThU.S.$	Total
Fixed rate	4,811,913	89.2%
Bonds issued	4,175,899
Bank borrowings (*)	362,705
Lease liabilities	273,309
Variable rate	583,514	10.8%
Bonds issued	—
Loans with Banks	583,514
Total	5,395,427	100.0%

Thousands of dollars	December 2018 ThU.S.$	Total
Fixed rate	3,807,932	84.4%
Bonds issued	3,501,654
Bank borrowings (*)	238,091
Lease liabilities	68,187
Variable rate	702,344	15.6%
Bonds issued	—
Loans with Banks	702,344
Total	4,510,276	100.0%

(*)	Includes variable rate bank borrowings changed by fixed rate swaps.

23.10.5 Type of Risk: Market Risk – Price of Pulp Risks

Description

Pulp prices are determined by world and regional market conditions. Prices fluctuate based on demand, production capacity, commercial strategies adopted by large-scale forestry companies, pulp and paper producers and by the availability of substitutes.

Explanation of Price Risk Exposure and How This Risk Arises

Pulp prices are reflected in revenue from sales and directly affect the net income for the period.

As of September 30, 2019, revenue due to pulp sales accounted for 44.7% of total sales. Pulp prices are fixed on a monthly basis in accordance with the market. Forward contracts or other financial instruments are not used for pulp sales.

Explanation of Risk Management Objectives, Policies and Processes, and Measurement Methods

This risk is approached in different ways. Arauco has a team of specialists who perform periodic market and competition analyses, providing tools to analyze and evaluate trends and adjust forecasts. Similarly, Arauco performs price financial sensitivity analysis in order to take the necessary safeguards to confront different scenarios in the best possible manner.

Sensitivity analysis considers a variation of +/- 10% in the average pulp price, a possible fluctuation range given current market conditions at the date of the closing balance. With all other variables constant, a variation of +/- 10% in the average pulp price would mean a variation of +/- 70.75% (equivalent to ThU.S.$-/+ 145,203) on the income for the year after tax and +/- 1.18% (equivalent to ThU.S.$87,122) on equity.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2019

Amounts in thousands of U.S. dollars, except as indicated

NOTE 24. REPORTABLE SEGMENTS

The main products that generate revenue for each reportable segment are described as follows:

•	Pulp: The main products sold by this reportable segment are long fiber bleached pulp (BSKP), short fiber bleached pulp (BHKP), long fiber raw pulp (UKP), and pulp fluff.

•

Wood products: The range of products sold by this reportable segment are plywood panels, MDF panels (medium density fiberboard), Hardboard Panels, PB Panels (agglomerated) different sizes of sawn wood and remanufactured products such as moldings, precut pieces and finger joints.

•

Forestry: This reportable segment produces and sells sawn logs, pulpable logs, posts and chips made from owned forests of Radiata and Taeda pine, eucalyptus globulus and nitens forests. Additionally, purchases logs and woodchip from third parties, which it sells to its other reportable segment.

Pulp

The Pulp reportable segment uses wood exclusively from pine and eucalyptus plantations for the production of different classes of wood cellulose or pulp. Bleached pulp is mainly used as raw material for producing printing and writing paper, as well as toilet paper and high-quality wrapping paper. Unbleached pulp is used to produce packing paper, filters, fiber cement products, dielectric paper and others. On the other hand, fluff pulp is mainly used in the production of diapers and female hygiene products.

Arauco has seven plants, five in Chile, one in Argentina and one in Uruguay (50% property of Arauco) and they have a total production capacity of approximately 4 million tons per year. Pulp is sold in more than 33 countries, mainly in Asia and Europe.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2019

Amounts in thousands of U.S. dollars, except as indicated

Wood products

The Panels area produces a wide range of panel products and several kinds of moldings aimed at the furniture, decoration and construction industries. It consists of 23 industrial plants: 5 in Chile, 2 in Argentina, 4 in Brazil, 2 in Mexico, and 10 plants around USA and Canada. The Company has a total annual production capacity of 8.7 million cubic meters of PBO, MDF, Hardboard, plywood and moldings.

Through the joint venture Sonae Arauco (see note 16), Arauco produces and sells wood panels, of the type of MDF, PB and OSB, and sawn timber, through the operation of 2 panel plants and one sawmill in Spain; 2 panel plants and one resin plant in Portugal; 4 panel plants in Germany and 2 panel plants in South Africa. In total, Sonae Arauco’s production capacity is approximately 1.5 million m3 of MDF, 2.3 million m3 of PB, 516,000 m3 of OSB and 50,000 m3 of sawn lumber.

Including Sonae Arauco at 50%, Arauco totalize a capacity of 4.8 million m3 of MDF, 4.9 million m3 of PB and 258,000 m3 of OSB in its plants.

The Sawn Timber area produces a wide range of wood and remanufactured products with different kinds of uses and appearances, which include a wide variety of uses in the furniture, packing, construction and refurbishing industries.

With 8 saw mills in operation (7 in Chile and 1 in Argentina), the Company has a production capacity of 3.1 million m3 of sawn wood.

Furthermore, the Company has 5 remanufacturing plants, 4 in Chile and 1 in Argentina. These plants reprocess sawn wood and produce high quality remanufactured products, such as finger joint and solid moldings as well as precut pieces.

Forestry

The Forestry reportable segment is Arauco’s core business. It provides raw materials for all products manufactured and sold by the Company. By directly controlling the growth of the forests to be processed, Arauco guarantees itself quality wood for each of its products.

Arauco holds forestry assets distributed throughout Chile, Argentina, Brazil and Uruguay, reaching 1.7 million hectares as of September 30, 2019, of which 1 million hectares are used for plantations, 436 thousand hectares for native forests, 183 thousand hectares for other uses and 113 thousand hectares are to be planted.

Arauco’s principal plantations consist of radiata and taeda pine and eucalyptus to a lesser degree. These are species that have fast growth rates and short harvest cycles compared with other long fiber commercial woods.

Arauco has no customers representing 10% or more of its revenues.

Below, please find summarized information concerning the assets, liabilities and profits and losses at the end of each period, by segments. The profit (loss) of each segment informed takes into consideration that taxes and income and financial costs have not

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2019

Amounts in thousands of U.S. dollars, except as indicated

been allocated to the various segments, and are shown as part of the Corporate’s segment:

Period ended September 30, 2019	Pulp ThU.S.$	Forestry ThU.S.$	Wood products ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$

Revenues from goods sale	1,782,744	97,627	2,177,608	—	—	4,057,979		4,057,979
Revenues from services sale	63,006	5,555	73	298	—	68,932		68,932

Revenues from external customers	1,845,750	103,182	2,177,681	298	—	4,126,911		4,126,911
Revenues from transactions with other operating segments	30,407	812,124	20,411	27,994	—	890,936	(890,936)	—

Finance income	—	—	—	—	22,328	22,328		22,328
Finance costs	—	—	—	—	(192,718)	(192,718)		(192,718)
Net finance costs	—	—	—	—	(170,390)	(170,390)		(170,390)

Depreciation and amortizations	200,078	35,008	143,847	965	7,023	386,921		386,921
Sum of significant income accounts	5,839	118,348	7,778	82	41,505	173,552		173,552
Sum of significant expense accounts	32,831	18,804	27,350	16	8,183	87,184		87,184

Share of profit (loss) of associates and joint ventures accounted for using equity method

Associates	—	37	—	—	1,898	1,935		1,935
Joint ventures	—	—	119	—	1,827	1,946		1,946

Income tax expense	—	—	—	—	(36,636)	(36,636)		(36,636)

Profit (loss) of each reportable segment	368,206	2,696	67,544	(1,743)	(282,771)	153,932		153,932

Geographical information on revenues
Revenue – Chilean entities	1,344,752	42,684	558,064	298	—	1,945,798		1,945,798
Revenue – Foreign entities	500,998	60,498	1,619,617	—	—	2,181,113		2,181,113
Total Ordinary Income	1,845,750	103,182	2,177,681	298	—	4,126,911		4,126,911

Period ended September 30, 2019	Pulp ThU.S.$	Forestry ThU.S.$	Wood products ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	SubTotal ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Amounts of additions to non-current assets

Acquisition of property, plant and equipment and biological assets	508,032	205,158	129,946	619	1,737	845,492	—	845,492
Acquisition and contribution of investments in associates and joint venture	—	—	—	—	172,291	172,291	—	172,291

Period ended September 30, 2019	Pulp ThU.S.$	Forestry ThU.S.$	Wood products ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Segment assets	5,486,915	5,168,941	3,168,462	21,035	1,479,681	15,325,034	(43,231)	15,281,803
Segments assets (excluding deferred tax assets)	5,486,915	5,168,941	3,168,462	21,035	1,473,092	15,318,445	(43,231)	15,275,214
Deferred tax assets					6,589	6,589	—	6,589

Investments accounted through equity method
Associates	—	35,857	—	—	57,146	93,003		93,003
Joint Ventures	—	—	169,141	—	22,671	191,812		191,812
Segment liabilities	207,070	168,182	466,855	7,784	7,065,483	7,915,374		7,915,374
Segment liabilities (excluding deferred tax liabilities)	207,070	168,182	466,855	7,784	5,693,672	6,543,563		6,543,563
Deferred tax liabilities					1,371,811	1,371,811		1,371,811

Geographical information on non-current assets
Chile	3,080,499	3,229,359	661,575	20,420	282,762	7,274,615	(3,523)	7,271,092
Foreign countries	1,610,089	1,316,635	1,393,173	—	88,139	4,408,036		4,408,036
Non-current assets, Total	4,690,588	4,545,994	2,054,748	20,420	370,901	11,682,651	(3,523)	11,679,128

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2019

Amounts in thousands of U.S. dollars, except as indicated

Quarter July - September 2019	Pulp ThU.S.$	Forestry ThU.S.$	Wood products ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Revenues from goods sale	578,808	36,191	738,895	—		1,353,894		1,353,894
Revenues from services sale	31,735	1,516	(71)	81		33,261		33,261

Revenues from external customers	610,543	37,707	738,824	81		1,387,155		1,387,155
Revenues from transactions with other operating segments	10,033	266,823	4,848	9,398		291,102	(291,102)	—

Finance income	—	—	—	—	7,483	7,483		7,483
Finance costs	—	—	—	—	(65,778)	(65,778)		(65,778)
Net finance costs	—	—	—	—	(58,295)	(58,295)		(58,295)

Depreciation and amortizations	70,437	7,377	53,069	326	2,369	133,578		133,578
Sum of significant income accounts	1,418	37,765	2,042	(62)	437	41,600		41,600
Sum of significant expense accounts	20,892	5,647	8,417	(48)	2,270	37,178		37,178

Share of profit (loss) of associates and joint ventures accounted for using equity method

Associates	—	12	—	—	779	791		791
Joint ventures	—	—	(7,213)	—	646	(6,567)		(6,567)

Income tax expense	—	—	—	—	10,329	10,329		10,329

Profit (loss) of each reportable segment	59,599	(6,872)	7,915	(603)	(89,634)	(29,595)		(29,595)

Geographical information on revenues
Revenue – Chilean entities	450,331	9,699	173,069	81		633,180		633,180
Revenue – Foreign entities	160,212	28,008	565,755	—		753,975		753,975
Total Ordinary Income	610,543	37,707	738,824	81		1,387,155		1,387,155

Quarter July - September 2019	Pulp ThU.S.$	Forestry ThU.S.$	Wood products ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	SubTotal ThU.S.$	Elimination ThU.S.$	Total ThU.S.$

Amounts of additions to non-current assets

Acquisition of property, plant and equipment and biological assets	164,948	56,623	38,377	(200)	268	260,016		260,016
Acquisition and contribution of investments in associates and joint venture	—	—	—	—	20,959	20,959		20,959

Period ended September 30, 2018	Pulp ThU.S.$	Forestry ThU.S.$	Wood products ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Revenues from goods sale	2,290,117	77,344	2,122,207	—		4,489,668		4,489,668
Revenues from services sale	77,045	6,590	—	608		84,243		84,243

Revenues from external customers	2,367,162	83,934	2,122,207	608		4,573,911		4,573,911
Revenues from transactions with other operating segments	32,468	777,203	5,196	28,937		843,804	(843,804)	—

Finance income	—	—	—	—	12,843	12,843		12,843
Finance costs	—	—	—	—	(159,319)	(159,319)		(159,319)
Net finance costs	—	—	—	—	(146,476)	(146,476)		(146,476)

Depreciation and amortizations	179,471	14,594	110,204	922	5,262	310,453		310,453
Sum of significant income accounts	6,146	85,802	10,607	194	424	103,173		103,173
Sum of significant expense accounts	16,177	12,805	17,873	26	5,955	52,836		52,836

Share of profit (loss) of associates and joint ventures accounted for using equity method
Associates	—	—	—	—	2,457	2,457		2,457
Joint ventures	—	—	23,959	—	2,273	26,232		26,232

Income tax expense	—	—	—	—	(199,926)	(199,926)		(199,926)

Profit (loss) of each reportable segment	958,087	(54,495)	191,022	(833)	(437,144)	656,637		656,637

Geographical information on revenues
Revenue – Chilean entities	1,785,415	38,803	998,730	607		2,823,555		2,823,555
Revenue – Foreign entities	581,747	45,131	1,123,477	1		1,750,356		1,750,356
Total Ordinary Income	2,367,162	83,934	2,122,207	608		4,573,911		4,573,911

Period ended September 30, 2018	Pulp ThU.S.$	Forestry ThU.S.$	Wood products ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Amounts of additions to non-current assets

Acquisition of property, plant and equipment and biological assets	131,387	187,509	240,106	409	2,173	561,584		561,584
Acquisition and contribution of investments in associates and joint venture					17,552	17,552		17,552

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2019

Amounts in thousands of U.S. dollars, except as indicated

Period ended December 31, 2018	Pulp ThU.S.$	Forestry ThU.S.$	Wood products ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Segment assets	5,252,765	5,114,163	2,905,670	49,588	1,317,041	14,639,227	(45,479)	14,593,748
Segments assets (excluding deferred tax assets)	5,252,765	5,114,163	2,905,670	49,588	1,312,406	14,634,592	(45,479)	14,589,113
Deferred tax assets	—	—	—	—	4,635	4,635		4,635

Investments accounted through equity method
Associates	—	38,497	—	—	117,112	155,609		155,609
Joint Ventures	—	—	181,103	—	21,341	202,444		202,444
Segment liabilities	396,332	180,259	405,551	13,727	6,258,908	7,254,777		7,254,777
Segments liabilities (excluding deferred tax liabilities)	396,332	180,259	405,551	13,727	4,841,250	5,837,119		5,837,119
Deferred tax liabilities	—	—	—	—	1,417,658	1,417,658		1,417,658

Geographical information on non-current assets
Chile	2,667,179	3,259,801	806,253	20,382	120,231	6,873,846	(3,842)	6,870,004
Foreign countries	1,657,532	1,304,390	1,247,008	19,507	54,147	4,282,584	—	4,282,584
Non-current assets, Total	4,324,711	4,564,191	2,053,261	39,889	174,378	11,156,430	(3,842)	11,152,588

Quarter July - September 2018	Pulp ThU.S.$	Forestry ThU.S.$	Wood products ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$

Revenues from goods sale	787,205	19,817	717,576	—		1,524,598		1,524,598
Revenues from services sale	23,040	2,211	—	71		25,322		25,322
Revenues from external customers	810,245	22,028	717,576	71		1,549,920		1,549,920

Revenues from transactions with other operating segments	10,392	259,596	1,768	9,925		281,681	(281,681)	—

Finance income	—	—	—	—	5,498	5,498		5,498
Finance costs	—	—	—	—	(56,238)	(56,238)		(56,238)
Net finance costs	—	—	—	—	(50,740)	(50,740)		(50,740)

Depreciation and amortizations	60,690	4,713	36,243	309	1,772	103,727		103,727
Sum of significant income accounts	2,400	28,779	5,470	19	46	36,714		36,714
Sum of significant expense accounts	3,352	4,389	9,395	16	2,065	19,217		19,217

Share of profit (loss) of associates and joint ventures accounted for using equity method

Associates	—	—	—	—	934	934		934
Joint ventures	—	—	2,667	—	1,079	3,746		3,746

Income tax expense	—	—	—	—	(75,230)	(75,230)		(75,230)

Profit (loss) of each reportable segment	334,347	(21,176)	67,133	(394)	(159,217)	220,693		220,693

Geographical information on revenues
Revenue – Chilean entities	618,624	8,011	337,563	70		964,268		964,268
Revenue – Foreign entities	191,621	14,017	380,013	1		585,652		585,652
Total Ordinary Income	810,245	22,028	717,576	71		1,549,920		1,549,920

Quarter July - September 2018	Pulp ThU.S.$	Forestry ThU.S.$	Wood products ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$

Amounts of additions to non-current assets
Acquisition of property, plant and equipment and biological assets	32,544	56,074	103,707	232	880	193,437		193,437
Acquisition and contribution of investments in associates and joint venture					269	269		269

The following table shows information related to cash flows by segments which is presented as a complementary information as required by our regulatory entities:

Period ended September 30, 2019	Pulp ThU.S.$	Forestry ThU.S.$	Wood products ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Segment Cash Flows
Cash Flows from (used in) Operating Activities	604,013	145,034	195,906	3,381	(442,454)	505,880	—	505,880
Cash flows (used in) investing activities	(498,140)	(198,692)	(141,722)	(619)	(52,022)	(891,195)	—	(891,195)
Cash flows from (used in) Financing Activities	527,821	(29,172)	(3,504)	(48)	(29,891)	465,206	—	465,206
Net increase (decrease) in Cash and Cash Equivalents	633,694	(82,830)	50,680	2,714	(524,367)	79,891	—	79,891

Period ended September 30, 2018	Pulp ThU.S.$	Forestry ThU.S.$	Wood products ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Segment Cash Flows
Cash Flows from (used in) Operating Activities	671,083	67,004	260,857	9,046	(140,898)	867,092	—	867,092
Cash flows (used in) investing activities	(132,994)	(169,012)	(302,172)	(1,658)	47,081	(558,755)	—	(558,755)
Cash flows from (used in) Financing Activities	(78,494)	(5,236)	(113)	—	(54,109)	(137,952)	—	(137,952)
Net increase (decrease) in Cash and Cash Equivalents	459,595	(107,244)	(41,428)	7,388	(147,926)	170,385	—	170,385

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2019

Amounts in thousands of U.S. dollars, except as indicated

Quarter July – September 2019	Pulp ThU.S.$	Forestry ThU.S.$	Wood products ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Segment Cash Flows
Cash Flows from (used in) Operating Activities	277,863	85,013	107,948	2,390	(99,369)	373,845	—	373,845
Cash flows (used in) investing activities	(164,849)	(54,269)	(49,892)	200	(3,156)	(271,966)	—	(271,966)
Cash flows from (used in) Financing Activities	(164,115)	(7,497)	(7,831)	(20)	(10,934)	(190,397)	—	(190,397)
Net increase (decrease) in Cash and Cash Equivalents	(51,101)	23,247	50,225	2,570	(113,459)	(88,518)	—	(88,518)

Quarter July – September 2018	Pulp ThU.S.$	Forestry ThU.S.$	Wood products ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Segment Cash Flows
Cash Flows from (used in) Operating Activities	267,901	55,832	130,950	3,551	(73,012)	385,222	—	385,222
Cash flows (used in) investing activities	(36,428)	(52,223)	(148,738)	(607)	55,467	(182,529)	—	(182,529)
Cash flows from (used in) Financing Activities	(39,222)	(2,475)	(36)	0	5,144	(36,589)	—	(36,589)
Net increase (decrease) in Cash and Cash Equivalents	192,251	1,134	(17,824)	2,944	(12,401)	166,104	—	166,104

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2019

Amounts in thousands of U.S. dollars, except as indicated

Information required by geographic area:

	Geographical area
2019	Local country	Foreign country
	Chile	Argentina	Brazil	USA/Canada	Uruguay	Mexico	Total
Disclosure of geographical areas	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Revenues from sales of goods	1,900,241	297,025	387,753	1,068,070	313,230	91,660	4,057,979
Revenues from sales of services	45,557	—	—	—	23,302	73	68,932

Revenues at 09-30-2019	1,945,798	297,025	387,753	1,068,070	336,532	91,733	4,126,911

Revenues from sales of goods	622,167	98,813	141,794	370,970	85,650	34,500	1,353,894
Revenues from sales of services	11,013	—	—	—	22,250	(2)	33,261

Revenues at Quarter July – September 2019	633,180	98,813	141,794	370,970	107,900	34,498	1,387,155

Non-current Assets at 09-30-2019 other than deferred tax	7,266,089	799,370	920,229	850,542	1,708,519	127,790	11,672,539

	Geographical area
2018	Local country	Foreign country
	Chile	Argentina	Brazil	USA/Canada	Uruguay	Mexico	Total
Disclosure of geographical areas	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Revenues from sales of goods	2,759,952	368,762	377,450	622,110	361,395	—	4,489,669
Revenues from sales of services	63,603	—	—	—	20,639	—	84,242

Revenues at 09-30-2018	2,823,555	368,762	377,450	622,110	382,034	—	4,573,911

Revenues from sales of goods	945,176	121,832	128,660	215,614	113,317	—	1,524,599
Revenues from sales of services	19,092	—	—	—	6,229	—	25,321

Revenues at July – September 2018	964,268	121,832	128,660	215,614	119,546	—	1,549,920

Non-current Assets at 09-30-2018 other than deferred tax	6,784,798	918,538	966,622	734,751	1,659,812	—	11,064,521

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2019

Amounts in thousands of U.S. dollars, except as indicated

NOTE 25. OTHER NON-FINANCIAL ASSETS AND NON-FINANCIAL LIABILITIES

	09-30-2019	12-31-2018
Current non-financial assets	ThU.S.$	ThU.S.$
Roads to amortize current	52,078	41,456
Prepayment to amortize (insurance and others)	24,243	14,020
Recoverable taxes (GST and others)	84,787	67,778
Other current non-financial assets	7,801	6,600
Total	168,909	129,854

	09-30-2019	12-31-2018
Non-current non-financial assets	ThU.S.$	ThU.S.$
Roads to amortize, non-current	82,913	78,418
Guarantee values	4,328	3,295
Recoverable taxes	1,345	1,519
Other non-current non-financial assets	4,661	3,716
Total	93,247	86,948

	09-30-2019	12-31-2018
Current non-financial liabilities	ThU.S.$	ThU.S.$
Provision of minimum dividend (1)	76,248	182,890
ICMS tax payable	15,918	9,109
Other tax payable	21,861	14,034
Other Current non-financial liablities	1,180	6,577
Total	115,207	212,610

(1)	Provision includes a minimum dividend of subsidiary minority.

	09-30-2019	12-31-2018
Non-current non-financial liabilities	ThU.S.$	ThU.S.$
ICMS tax payable	109,870	111,134
Other non-current non-financial liablities	449	933
Total	110,319	112,067

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2019

Amounts in thousands of U.S. dollars, except as indicated

NOTE 26. DISTRIBUTABLE NET PROFIT AND EARNINGS PER SHARE

Distributable net profit

As a general policy, the Board of Directors of Arauco agreed that the net profit to be distributed as dividend is determined based on realized net gains/(losses) of any relevant variations in the value of unrealized assets and liabilities, which are excluded from the calculation of net profit during the period such changes are made.

As a result of the foregoing, for purposes of determining the distributable net profit of the Company, which is the same considered for calculating the minimum dividend required and additional dividend, the following unrealized gains/losses are excluded from the net profit for the year:

1)

Unrealized gains/losses relating to the fair value recorded for forestry assets under IAS 41, adding them back to distributable net profit when they are realized through sale or disposed of by other means.

2)	Those generated through the acquisition of entities. These results will be added back to net profit when they are realized through sale.

The deferred taxes associated with the amounts described in 1) and 2) above are also excluded.

The following table details the adjustments made for the determination of distributable net profit as of September 30, 2019 and 2018 in order to determine the provision of 40% of the distributable net profit for each period:

Distributable Net Profit ThU.S.$
Net profit attributable to owners of parent at 09-30-2019	153,682
Adjustments:
Biological Assets
Unrealized gains/losses	(109,587)
Realized gains/losses	151,290
Deferred income taxes	(9,886)

Total adjustments	31,817

Distributable Net Profit at 09-30-2019	185,499

Distributable Net Profit ThU.S.$
Net profit attributable to owners of parent at 09-30-2018	657,075
Adjustments:
Biological Assets
Unrealized gains/losses	(78,492)
Realized gains/losses	153,013
Deferred income taxes	(20,318)

Total adjustments	54,203

Distributable Net Profit at 09-30-2018	711,278

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2019

Amounts in thousands of U.S. dollars, except as indicated

The Company expects to maintain its policy of distributing 40% of its net distributable profit as dividends for all future fiscal years, but will also consider the alternative of distributing a provisional dividend at year end.

As of September 30, 2019, in the interim consolidated statements of financial position, under the line item Other current non-financial liabilities, ThU.S.$74,200 correspond to a provision for the minimum dividend for the 2019 period of the Parent Company.

Basic and diluted earnings per share

Basic and diluted earnings per share are calculated by dividing the profit or loss attributable to ordinary equity holders of parent by the weighted average number of ordinary shares outstanding. Arauco does not have any shares with potential dilutive effect.

	January - September		July - September
	2019	2018	2019	2018
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$

Profit or loss attributable to ordinary equity holder of parent	153,682	657,075	(29,477)	220,840
Weighted average of number of shares	113,159,655	113,159,655	113,159,655	113,159,655
Basic and diluted earnings per share (in U.S.$ per share)	1.3581	5.8066	(0.2605)	1.9516

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2019

Amounts in thousands of U.S. dollars, except as indicated

NOTE 27. SUBSEQUENT EVENTS

1) On October 28, 2019, the Extraordinary Shareholders Meeting of the Company approved to amend article Thirty-Sixth of the bylaws, in order to establish that the Ordinary Shareholders Meeting will be the one determining on an annual basis the distribution of profits of the year without, in such determination, being subject to the 30% minimum distributable indicated in the Corporations Law.

2) On October 24, 2019, Celulosa Arauco y Constitución S.A. has proceeded to fix the price and conditions of two series of “sustainable” bonds (i.e. related to environmental and social projects) that were issued in the United States of America on October 29, 2019, one series with maturity on January 29, 2030 (the 10-year term Series), and the other with maturity on January 29, 2050 (the 30-year term Series).

The amount of the issuance for the 10-year Series is US$500,000,000, as well as for the 30-year Series, which amount is also US$500,000,000, being the total amount of the issuance US$1,000,000,000. The interest rate is 4.20% per annum for the 10-year Series and 5.15% per annum for the 30-year Series. The principal shall be paid on the respective maturity dates of the abovementioned series of bonds, while interest shall be paid semi-annually.

The funds resulting from the issuance will be used for the following:

1.- To partially finance the project for the modernization and expansion of the Arauco Mill (Proyecto Modernización y Ampliación de la Planta Arauco), or MAPA project.

2.- To pay the repurchase price of (i) bonds issued by the Company at a rate of 5.000% due 2021 and (ii) bonds issued by Arauco at a rate of 4.750% due 2022; that were validly tendered by the bondholders of such securities and which repurchase was accepted by Arauco, all by virtue of the tender offers that the Company has carried out in the previous days. An amount of approximately US$175,000,000 will be allocated to such repurchases.

3.- For other capital management activities of the Company, with the remainder to be held in cash and/or cash equivalents and/or invested in other short-term liquid investments.

As stated, the bonds to be issued are classified as “sustainable”, since regardless of the use of the proceeds described in the previous paragraph, Arauco will allocate an amount equivalent to the resources obtained from such issuance and placement to finance or refinance, in whole or in part, one or more green (environmental) and social projects selected for the purposes of the issuance in accordance with the Sustainability Bond Framework to be adopted by the Company and to be published on its website.

The above mentioned green and social projects may include: (i) projects with disbursements made within the 36 months preceding the proposed bonds issuance and (ii) projects with disbursements to be made after the referred issuance and up to the maturity date of the bonds.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

September 30, 2019

Amounts in thousands of U.S. dollars, except as indicated

3) The authorization for the issuance and publication of these interim consolidated financial statements for the period ended September 30, 2019 was approved by the Board of Directors of Arauco at the Extraordinary Session No.620 held on November 8, 2019.

Subsequent to September 30, 2019 and until the date of issuance of these interim consolidated financial statements, there have been no events, other than those discussed above, that could materially affect the presentation of these financial statements.

Press Release 3Q 2019

3Q 2019 RESULTS Highlights For more details on ARAUCO?s financial statements please visit www.cmfchile.cl or www.arauco.com Readers are referred to the documents filed by ARAUCO with the United States Securities and Exchange Commission, specifically the most recent filing on Form 20-F that identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to ARAUCO on the date hereof and ARAUCO does not assume any obligation to update such statements. References herein to ?U.S.$? are to United States dollars. Discrepancies in any table between totals and sums of the amounts listed are due to rounding. This report is unaudited. REVENUES US$1,387.2 million ARAUCO?s revenues reached US$1,387.2 million during the third quarter of 2019, a 2.6% increase compared to the US$1,351.6 million obtained in the second quarter of 2019 and a 10.5% decrease compared to the same period of 2018. NET INCOME -US$29.6 million The company?s net income was of -US$29.6 million, a 151.5% decrease, equivalent to US$87 million, compared to the US$57.4 million net income obtained during the second quarter of 2019, and a 113.4% or US$250.3 million decrease compared to the same period of 2018. ADJUSTED EBITDA US$238.2 million Adjusted EBITDA reached US$238.2 million, a 30.6% or US$105.1 million decrease compared to the US$343.3 million obtained during the second quarter of 2019, and a 53.8% or US$277.1 million decrease compared to the same period of 2018. NET DEBT TO EBITDA 3.3x Net Financial Debt decreased by US$201.6 million or 4.5% compared to the last quarter. Net Financial Debt / LTM Adjusted EBITDA ratio reached 3.3x in this quarter, an increase compared to 2.9x in the second quarter of 2019 and to the 1.9x reached in the third quarter of 2018. CAPEX US$281.0 million CAPEX reached US$281.0 million during this quarter, 17.0% or US$40.9 million higher than the US$240.1 million from the previous quarter.

3Q 2019 RESULTS Overview ARAUCO?s third quarter 2019 net income was -US$29.6 million, which translates to a US$87.0 million decrease compared to the second quarter of 2019. This is mainly explained by a decrease in average pulp prices of 19.0%, partially offset by an increase in pulp sales volume of 25.3% and higher wood products sales volume by 6.8%. Our Adjusted EBITDA was 30.6% lower than the second quarter, reaching US$238.2 million. Adjusted EBITDA margin decreased to 17.2% compared to the 25.4% of the second quarter. Net Financial Debt decreased by US$201.6 million or 4.5% compared to the last quarter. Our Net Debt/LTM EBITDA ended up in 3.3x, higher than the 2.9x reached in the second quarter of 2019. In US$ Million Q3 2019 Q2 2019 Q3 2018 QoQ YoY YTD 2019 YTD 2018 YoY Acum Revenue 1,387.2 1,351.6 1,549.9 2.6% -10.5% 4,126.9 4,573.9 -9.8% Net income (29.6) 57.4 220.7 -151.5% -113.4% 153.9 656.6 -76.6% Adjusted EBITDA (*) 238.2 343.3 515.3 -30.6% -53.8% 936.4 1,510.6 -38.0% Adjusted EBITDA 17.2% 25.4% 33.2% -32.4% -48.4% 22.7% 33.0% -31.3% Margin LTM Adj. EBITDA 1,276.3 1,553.4 1,848.8 -17.8% -31.0% 1,276.3 1,848.8 -31.0% CAPEX 281.0 240.1 193.7 17.0% 45.1% 915.7 579.1 58.1% Net Financial Debt 4,253.2 4,454.8 3,431.7 -4.5% 23.9% 4,253.2 3,431.7 23.9% Net Financial Debt / 3.3x 2.9x 1.9x 16.2% 79.5% 3.3x 1.9x 79.5% LTM Adj. EBITDA Adjusted EBITDA and EBITDA Margin (in US$ Million) FY 2017 FY 2018 YTD 2019 1,353.2 1,850.5 936.4

3Q 2019 RESULTS Income Statement Net income decreased by 151.5% during the third quarter of 2019 reaching -US$29.6 million. This is explained mostly by the pulp division, because of lower average prices of 19.0% compared with the last quarter and higher sales volume. Additionally, Other Income decreased compared to the second quarter when we had the sale of our shares in Puertos y Log?stica S.A. In US$ Million Q3 2019 Q2 2019 QoQ Revenues 1,387.2 1,351.6 2.6% Cost of sales (1,054.3) (966.0) 9.1% Distribution costs (160.4) (143.3) 12.0% Administrative expenses (140.4) (146.2) -4.0% Other income 41.6 86.4 -51.9% Other expenses (37.2) (27.7) 34.3% Financial income 7.5 8.1 -7.6% Financial costs (65.8) (69.5) -5.4% Share of profit (loss) of associates and joint ventures (5.8) 5.3 -209.1% accounted for using equity method Exchange rate differences (12.3) (9.3) 31.5% Income before income tax (39.9) 89.3 -144.7% Income tax 10.3 (31.9) -132.4% Net income (29.6) 57.4 -151.5%

3Q 2019 RESULTS Revenues ARAUCO?s revenues reached US$1,387.2 million in the third quarter, remaining stable when compared to the last quarter with only a 2.6% increase. This variation is mainly explained by higher pulp revenues due to a 25.3% increase in sales volume, partially offset by a 19.0% decrease in average prices. The following table shows a revenue?s breakdown by business segment: In US$ Million Q3 2019 Q2 2019 QoQ Pulp(*) 610.5 583.0 4.7% Wood Products(*) 738.8 733.8 0.7% Forestry 37.7 34.7 8.6% Others 0.1 0.0 88.4% Total 1,387.2 1,351.6 2.6% 3Q 2019 Revenue?s breakdown (*) Pulp and Wood products division sales include energy.

3Q 2019 RESULTS Cost of sales Increased by 9.1% or US$88.3 million compared to the second quarter. This is explained by an increase in Timber and Maintenance costs, both of them associated with higher sales volume in our pulp and wood products divisions. This was offset by the decrease of the Depreciation for right of use due to a reversal of provisions on some lease contracts. In US$ Million Q3 2019 Q2 2019 QoQ Timber 246.9 211.2 16.9% Forestry labor costs 148.8 147.5 0.9% Depreciation and amortization 109.5 101.5 7.9% Depreciation for right of use 11.5 17.9 -35.7% Maintenance costs 80.5 65.4 23.1% Chemical costs 151.1 137.6 9.8% Sawmill services 33.3 39.7 -16.3% Other raw materials and indirect costs 103.3 89.4 15.6% Energy and fuel 60.3 51.2 17.7% Cost of electricity 8.5 9.5 -10.5% Wage, salaries and severance indemnities 100.6 95.1 5.8% Cost of Sales 1,054.3 966.0 9.1% Administrative expenses Decreased by 4.0% or US$5.8 million compared to the second quarter, mainly due to lower Computer services expenses because of software licenses paid last quarter. This was partially offset by an increase in Depreciation for the right of use due to the signing of new IFRS 16 lease contracts. In US$ Million Q3 2019 Q2 2019 QoQ Wages, salaries and severance indemnities 60.5 62.6 -3.4% Marketing, advertising, promotion and publications expenses 3.9 4.7 -17.3% Insurance 5.2 4.6 13.6% Depreciation and amortization 7.4 6.7 9.7% Depreciation for the right of use 4.2 1.2 259.5% Computer services 6.4 11.6 -45.0% Lease rentals (offices, warehouses and machinery) 1.3 0.8 -59.8% Donations, contributions, scholarships 1.6 2.5 -36.7% Fees (legal and technical advisories) 13.1 12.5 4.9% Property taxes, patents and municipality rights 4.5 5.0 -10.1% Other administration expenses 32.4 34.0 -4.6% Administrative Expenses 140.4 146.2 -4.0%

3Q 2019 RESULTS Distribution costs Increased by 12% or US$17.1 million compared to the last quarter, mainly due to an increase in Freight costs explained by higher sales volume. In US$ Million Q3 2019 Q2 2019 QoQ Commissions 4.5 3.2 39.9% Insurance 1.5 1.3 10.5% Other selling costs 5.1 5.9 -13.1% Port services 10.5 8.6 22.1% Freights 128.2 114.6 11.9% Depreciation for the 0.4 0.9 -52.8% right of use Other shipping and 10.1 8.7 16.6% freight costs Distribution Costs 160.4 143.3 12.0% Other income Decreased by 51.9% equivalent to US$44.8 million, mainly explained by the sale of our shares of Puertos y Log?stica S.A. in the second quarter. In US$ Million Q3 2019 Q2 2019 QoQ Gain from changes in fair 36.1 37.4 -3.6% value of biological assets Net income from 0.2 0.5 -63.0% insurance compensation Leases received 0.3 0.7 -51.6% Gains on sales of assets 2.2 5.1 -56.3% Gain on sales of —40.8 -100% associates Other operating results 2.8 1.9 45.6% Other Income 41.6 86.4 -51.9%

3Q 2019 RESULTS Other expenses Increased by US$9.5 million or 34.3% compared to the previous quarter, mainly due to higher Impairment provision property, plant and equipment and others related to the Line 1 at the Arauco Mill. This was partially offset by a decrease in the Provision for forestry fire losses, because no new provisions were added. In US$ Million Q3 2019 Q2 2019 QoQ Legal payments (0.1) 1.9 -104.0% Impairment provision property, plant and 19.9 6.2 221.8% equipment and others Operating expenses related to plant 4.5 0.6 642.5% stoppages Project expenses 0.4 1.7 -74.3% Loss (gain) from asset 4.5 3.0 52.5% sales Provision for forestry fire — 6.2 -100.0% losses Other taxes 3.2 4.1 -20.9% Research and 1.3 1.1 19.7% development expenses Other expenses (donations, repayments 3.4 3.0 13.5% insurance) Other expenses 37.2 27.7 34.3% Foreign exchange differences Showed a loss of US$12.3 million, a US$2.9 million difference when compared to the second quarter that ended with a US$9.3 million loss. During the third quarter, the exchange rate of the Chilean peso against the US dollar depreciated by 3.1% compared to the previous quarter. Additionally, the Argentine peso depreciated by 15.0% against the US dollar compared to the last quarter. These currency variations affected our cash and cash equivalents as measured in US dollar. Income tax For the third quarter, income tax reached a gain of US$10.3 million, US$42.2 million higher than the US$31.9 million loss in the second quarter. This gain is mainly due to this quarter?s negative income before tax.

3Q 2019 RESULTS Adjusted Ebitda Adjusted EBITDA for the third quarter of 2019 was US$238.2 million. In terms of Adjusted EBITDA by business, the most significant variations were in our pulp and wood products divisions, with a decrease of 25.1% and 26.7%, respectively. Additionally, Consolidation Adjustments and Other?s Adjusted EBITDA decreased by US$32.3 million mainly due to the gains in the sale Puertos y Log?stica S.A. during the past quarter. In US$ Million Q3 2019 Q2 2019 Q3 2018 QoQ YoY Net Income (29.6) 57.4 220.7 -151.5% -113.4% Financial costs 65.8 69.5 56.2 -5.4% 17.0% Financial income (7.5) (8.1) (5.5) -7.6% 36.1% Income tax (10.3) 31.9 75.2 -132.4% -113.7% EBIT 18.4 150.7 346.7 -87.8% -94.7% Depreciation & amortization 133.6 128.7 103.7 3.8% 28.8% EBITDA 151.9 279.4 450.4 -45.6% -66.3% Fair value cost of timber harvested 90.1 79.6 83.1 13.3% 8.4% Gain from changes in fair value of (36.1) (37.4) (26.4) -3.6% 36.6% biological assets Exchange rate differences 12.3 9.3 6.0 31.5% 103.6% Others (*) 19.9 12.4 2.1 60.5% 832.7% Adjusted EBITDA 238.2 343.3 515.3 -30.6% -53.8% (*) Includes provision from property, plants and equipment, and others Adjusted EBITDA variation by business segment (in US$ million)

3Q 2019 RESULTS

Forestry Business

46
45
43
35
-11
69
56
55
Q4 2017
Q1 2018
Q2 2018
Q3 2018
Q4 2018
Q1 2019
Q2 2019
Q3 2019

Production, Purchase and Sales Volume (in thousand m³)

7,549
1,680
5,869
7,660
8,189
2,649
5,539
7,895
7,143
2,005
5,138
7,772
Q3 2018
Q2 2019
Q3 2019
Production
Purchases
Sales

9

3Q 2019 RESULTS Forestry Business The Adjusted EBITDA for our forestry business was US$55.1 million for the third quarter, which translates to a US$0.6 million decrease compared to the previous quarter. The production during the third quarter was 5.1 million m3, 7.8% down compared to the second quarter. On the other hand, sales volume reached 7.8 million m3, a decrease of 1.6% compared to the last quarter. Production, Purchase and Sales Volume (in thousand m3) 8,189 7,772 7,660 7,895 7,549 7,143 1,680 2,649 2,005 5,869 5,539 5,138 Q3 2018 Q2 2019 Q3 2019 Production Purchases Sales

3Q 2019 RESULTS During the third quarter of 2019, no significant changes were seen regarding the market situation and compared to the second quarter results: the demand didn?t recover significantly and prices suffered even more deterioration. Only by the end of the quarter, a few markets showed stability in prices, but this was not yet enough to signal a trend reversal. High inventory levels, economic uncertainty, the ongoing trade war and the lower demand from the northern hemisphere in the summer season affected the market recovery. Global Pulp Demand variation Last 8 months North America 2.1% West Europe -10.5% China 6.4% Others -0.5% Total -1.0% Source: World-20 Bleached Chemical Pulp Demand. Hawkins Wright Report In China and the rest of the Asian markets, paper production showed a slight recovery, as the high demand season started (usually between September and December). Even though prices for softwood stabilized, prices for hardwood continued falling during the third quarter. With this scenario for both fibers, the gap between them increased. Paper producers have been increasing their margins due to pulp prices and a slight recovery in paper demand. In Europe, the paper market?s situation was different, characterized by lower consumption and low economic activity. All of these factors pushed some companies into reducing their production and to some lines shutdowns. This situation offset all positive margins that could have been generated by the fall in pulp prices. Additionally, European paper exporters had to deal with Chinese competitors mainly in the Middle East and Africa. Our production, during the third quarter, showed a slight increase compared to the last quarter, mainly due to less programmed maintenance stoppages. Compared to the same period of 2018 production increased by 1.1%. Sales volume increased by 25.3%, as our total stock decreased by approximately 75 thousand tonnes. Production and Sales Volume (In thousand tonnes) + 25.3% 1,064 978 963 966 849 989 Q3 2018 Q2 2019 Q3 2019 Production Sales

3Q 2019 RESULTS

42.2%
46.8%
49.1%
48.7%
42.2%
37.9%
33.9%
24.3%
269
343
405
395
286
247
198
148
Q4 2017
Q1 2018
Q2 2018
Q3 2018
Q4 2018
Q1 2019
Q2 2019
Q3 2019
Adjusted EBITDA
EBITDA Mg

Days of Maintenance Stoppages

Mill	2019				2020
	1Q	2Q	3Q	4Q	1Q
Arauco - Line 1		10			
Arauco - Line 2					13
Constitución	18				7
Licancel	11				10
Nueva Aldea	11				
Valdivia			5	43	
Alto Paraná	22				
Montes del Plata				10	

Finished
In progress
Planned

11

3Q 2019 RESULTS The Adjusted EBITDA for our pulp business reached US$148.2 million during this quarter, which translates to a 25.1% or US$49.6 million decrease compared to the second quarter 2019. Pulp EBITDA Mg reached 24.3%, 9.7% down from the last quarter. Days of Maintenance Stoppages 2019 2020 Mill 1Q 2Q 3Q 4Q 1Q Arauco—Line 1 10 Arauco—Line 2 13 Constituci?n 18 7 Licancel 11 10 Nueva Aldea 11 Valdivia 5 43 Alto Paran? 22 Montes del Plata 10 Finished In progress Planned

3Q 2019 RESULTS Wood Product Business Panels Sales increased compared to the previous quarter, with sales volume going up 11.0%, slightly offset by a decrease in price of 3.8%. During the third quarter, the Latin American market remained stable showing a close fit between supply and demand, except in Brazil and Argentina. The Brazilian market didn?t show any significant improvement, mainly due to a weak economy and oversupply, particularly in MDF. In contrast, the Argentine market has been showing signs of improvement which have resulted in higher sales volume and better prices. Despite that, US$ denominated income has been affected by the depreciation of the Argentine Peso. In US and Canada, sales have remained healthy, mainly due to a decrease in local supply and higher sales from our Grayling mill. +11.0% Production and Sales Volume: Panels (1) (In thousand m3) Sawn timber During the third quarter, the demand for sawn timber was affected mainly by the ongoing US-China trade war and due to oversupply, particularly in Asia and Oceania, which are one of our main markets. Sales volume decreased by 5.1%. In remanufactured wood products, North America, which is one of our main markets, showed positive results due to the introduction of new products and less competition from Chinese producers because of the tariffs imposed by the US. -5.1% Production and Sales Volume: Sawn Timber (2) (In thousand m3) Plywood Sales volume increased 15.1%, with the US demand remaining positive. The oversupply from Brazil, Chile and China and a generalized low global demand led to some price decreases. Production and Sales Volume: Plywood (In thousand m3)

12.3%
13.0%
14.2%
14.7%
12.8%
9.4%
11.6%
8.4%
79
90
98
105
85
66
85
62
Q4 2017
Q1 2018
Q2 2018
Q3 2018
Q4 2018
Q1 2019
Q2 2019
Q3 2019
Adjusted EBITDA
EBITDA Mg

13

3Q 2019 RERERESSSUUULTS SS Adjusted EBITDA for our wood products business reached US$62.2 million during the third quarter of 2019, which means a 26.7% or US$22.6 million decrease, compared to the second quarter. Wood products EBITDA Mg was 8.4%, lower than the 11.6% reached in the second quarter.

3Q 2019 RESULTS Capital Expenditures During this quarter, capital expenditures reached US$281.0 million, US$40.9 million or 17.0% higher than the second quarter. Purchase and sale of property, plant and equipment decreased compared to the second quarter. The main expenditures during the quarter were: MAPA Project: US$93.7 million Dissolving Pulp Project: US$21.7 million The second quarter of 2019 showed a positive effect due to the proceeds from the sale of Puertos y Log?stica S.A. Additionally, during the third quarter we paid approximately US$12.3 million for the acquisition of Prime Line. US$ Million Q3 2019 Q2 2019 Q3 2018 YTD 2019 YTD 2018 Cash flow used to obtain control of 21.0 (102.0) 0.0 69.7 16.6 subsidiaries or other businesses Cash flow used to purchase in — 0.2 0.5 1.0 associates Purchase and sale of property, plant 208.9 277.8 143.5 652.5 392.7 and equipment Purchase and sale of intangible assets 6.5 5.2 0.3 15.3 0.8 Purchase of other long-term assets 44.7 59.2 49.6 177.7 168.1 Total CAPEX 281.0 240.1 193.7 915.7 579.1

3Q 2019 RESULTS Free Cash Flow During the third quarter, Free Cash Flow increased by US$499.3 million compared to the second quarter of 2019, ending up in a surplus of US$62.6 million. Cash provided by operating activities increased by US$372.1 million mainly due to (i) an increase in working capital variation and (ii) a decrease in income tax paid, because during the second quarter we paid the annual taxes. Cash used by investment activities increased due to higher Capex. Cash used by financing activities decreased compared to the last quarter because of dividends paid during that quarter. US$ Million Q3 2019 Q2 2019 Q3 2018 Adjusted EBITDA 238.2 343.3 515.3 Working Capital Variation 152.2 (27.6) (74.5) Interest paid and received (39.8) (55.9) (39.4) Income tax paid (50.9) (210.0) (40.8) Other cash inflows (outflows) 74.1 (47.9) 24.7 Cash from Operations 373.8 1.8 385.2 Capex (281.0) (240.1) (193.7) Proceeds from investment activities 2.5 3.2 3.4 Other inflows of cash, net 6.5 0.7 7.8 Cash from (used in) Investment Activities (272.0) (236.3) (182.5) Dividends paid—(182.1) (0.2) Other inflows of cash, net (19.1) (27.3) (5.2) Cash from (used in) Financing Activities—Net of Proceeds and Repayments (19.1) (209.4) (5.4) Effect of exchange rate changes on cash and cash equivalents (20.1) 7.3 (3.1) Free Cash Flow 62.6 (436.7) 194.1 3 19 (*) The total amount corresponds to leasing variation.

3Q 2019 RESULTS

Financial Debt and Cash

Net Financial Debt and Leverage (In US$ Million)

2.7x
2.5x
2.1x
1.9x
1.9x
2.3x
2.9x
3.3x
3,683.6
3,808.5
3,643.0
3,431.7
3,434.3
4,017.8
4,454.8
4,253.2
Q4 2017
Q1 2018
Q2 2018
Q3 2018
Q4 2018
Q1 2019
Q2 2019
Q3 2019

Debt by Currency

Other Currencies
6%
UF (*)
swapped to
U.S. Dollar
26%
U.S.Dollar
68%

Debt by Instrument

Leasing
5%
Banks
18%
Bonds
77%

(*) UF is a Chilean monetary unit indexed to inflation.

16

3Q 2019 RESULTS Financial Debt and Cash ARAUCO ‘s total financial debt as of September 30, 2019 reached US$5,395.4 million, a decrease of 5.4% or US$ 310.3 million compared to the end of June 2019, mainly due to a US bond maturity on July 2019. Our consolidated net financial debt decreased 4.5% or US$201.6 million. Cash and cash equivalents decreased by US$108.6 million. Our leverage, measured as Net Financial Debt/LTM Adjusted EBITDA was 3.3x, an increase compared to the 2.9x in the last quarter due to a decrease of the LTM Adjusted EBITDA of 17.8%. In US$ Million Sept 2019 June 2019 Sept 2018 Short term financial debt 557.7 543.3 502.2 Long term financial debt 4,839.8 5,162.3 3,664.3 TOTAL FINANCIAL DEBT 5,395.4 5,705.7 4,166.5 Cash and cash 1,142.2 1,250.9 734.8 equivalents NET FINANCIAL DEBT 4,253.2 4,454.8 3,431.7 LTM Adjusted EBITDA 1,276.3 1,553.4 1,848.8 Net Financial Debt and Leverage (In US$ Million) Debt by Currency Debt by Instrument Other Currencies Leasing 6% Banks 5% 18% UF (*) swapped to U.S. Dollar 26% U.S.Dollar 68% Bonds 77%

3Q 2019 RESULTS Cash Our cash position was US$1,142.2 million at the end of the third quarter, which translates to US$108.6 million or a 8.7% decrease compared to the last quarter. Cash provided from operating activities increased by US$372.1 million, mainly due to less income tax paid and less payments of suppliers and personnel. Additionally, inventories and trade and other receivables decreased by approximately US$78 million each. Cash used in investing activities increased by 15.1% explained by higher capital expenditures incurred during the third quarter. On the other hand, cash used by financing activities decreased, reaching US$190.4 million, because (i) during the second quarter we issued an international bond and (ii) dividends paid during the last quarter. Cash by Currency Cash by Instrument Financial Debt Profile For the last quarter of 2019, bank and bonds obligations (which include accrued interest) sum up US$189.7 million. Bank obligations include the following maturities: US$67.6 million in loans in Montes del Plata, US$37.7 million of leasing, US$5.5 million of credit loans in the United States, US$2.0 million in our Brazilian subsidiaries and US$0.4 million from loans in Chile. Bond obligations for the remainder of the year sum up US$ 113.2 million. These include interest and amortization payments for local bonds, and interest payments for US$ denominated bonds. Amortization payments for local bonds include US$12.2 million for the BARAU-F and US$9.6 million for the BARAU-Q. Debt Amortization Profile as of September 30, 2019 (In US$ Million) 1,329 827 544 538 454 439 537 308 339 245 43 241 190 170 297 72 531 168 524 77 296 290 42 228 209 138 141 154 113 30 13 13 13 13 2019 2020 2021 2022 2023 2024 2025 2026 2027 2028 2029 2030 Bank Loans Bonds & thereafter

3Q 2019 RESULTS Third quarter, subsequent events and News Dissolving Pulp Project update The Dissolving Pulp Project had a 98% advance as of September 2019. The start-up is expected by the beginning of 2020. Total investment for this brownfield project is approximately US$195 million. MAPA Project update MAPA Project progress goes as expected with a 22% accumulated advance. During this quarter, civil and electromechanical works started. Additionally, contracts for the construction of the administration building and others were awarded. The start-up of the new Line 3 is expected to take place during the second quarter of 2021. At that point Line 1 will shut down. Sustainable Bond On October 24, ARAUCO completed an offering of US$500 million principal amount of 4.200% notes due 2030 and US$500 million principal amount of 5.150% notes due 2050. Both bonds are sustainable, a category which encompasses green and social projects. ARAUCO is the first forestry company in Latin America to ever issue sustainable bonds. We also achieved the lowest coupon rate in ARAUCO?s history for a 30-year bond. The use of proceeds for these bonds are (i) to finance part of the MAPA project, (ii) to pay the purchase price to holders of our notes due 2021 and 2022 that are validly tendered and accepted to be purchased by us pursuant to the terms of the cash tender offers being concurrently conducted by us and (iii) other capital management activities, with the remainder to be held in cash and/or cash equivalents and/or invested in other short-term liquid investments. Regarding the tender offer, the following amounts were validly tendered: US$43.3 million for the principal amount of our 5.000% notes due 2021 and US$129.3 million for the principal amount of our 4.750% notes due 2022.

3Q 2019 RESULTS UPCOMING EVENTS CONFERENCE CALL Nov. 19, 2019 11:00 Santiago Time 09:00 Eastern Time (New York) Dial in: +1 (844) 450 3845 from USA +56 (44) 208 1274 from Chile +1 (412) 317 6368 from other countries Conference ID: Arauco For further information, please contact: Marcelo Bennett, Treasurer marcelo.bennett@arauco.com Phone: +56 2 2461 7309 Mar?a Jos? Ulloa, Investor Relations maria.ulloa@arauco.com Phone: +56 2 2461 7494 investor_relations@arauco.cl

3Q 2019 RESULTS Financial Statements Income Statement In US$ Million Q3 2019 Q2 2019 Q3 2018 YTD 2019 YTD 2018 Revenues 1,387.2 1,351.6 1,549.9 4,126.9 4,573.9 Cost of sales (1,054.3) (966.0) (938.5) (2,960.2) (2,796.5) Gross profit 332.9 385.6 611.4 1,166.7 1,777.4 Other income 41.6 86.4 36.7 173.6 103.2 Distribution costs (160.4) (143.3) (147.1) (448.6) (414.8) Administrative expenses (140.4) (146.2) (133.8) (427.9) (416.3) Other expenses (37.2) (27.7) (19.2) (87.2) (52.8) Financial income 7.5 8.1 5.5 22.3 12.8 Financial costs (65.8) (69.5) (56.2) (192.7) (159.3) Share of profit (loss) of associates and joint (5.8) 5.3 4.7 3.9 28.7 ventures accounted for using equity method Other income (loss) 0.0 0.0 0.0 0.0 0.0 Exchange rate differences (12.3) (9.3) (6.0) (19.5) (22.3) Income before income tax (39.9) 89.3 295.9 190.6 856.6 Income tax 10.3 (31.9) (75.2) (36.6) (199.9) Net income (29.6) 57.4 220.7 153.9 656.6 Profit attributable to parent company (29.5) 57.3 220.8 153.7 657.1 Profit attributable to non-parent company (0.1) 0.1 (0.1) 0.3 (0.4)

3Q 2019 RESULTS Balance Sheet In US$ Million 30-09-2019 30-06-2019 30-09-2018 Cash and cash equivalents 1,142.2 1,250.9 734.8 Other financial current assets 0.4 1.0 2.2 Other current non-financial assets 168.9 192.9 135.2 Trade and other receivables-net 773.5 852.0 989.8 Related party receivables 6.2 4.4 5.6 Inventories 1,074.8 1,153.7 948.5 Biological assets, current 324.4 308.6 296.1 Tax assets 106.8 60.7 20.7 Non-Current Assets classified as held for sale 5.5 5.7 5.7 Total Current Assets 3,602.7 3,829.9 3,138.5 Other non-current financial assets 31.3 49.2 52.6 Other non-current and non-financial assets 93.2 114.2 139.3 Non-current receivables 11.3 11.3 18.7 Investments accounted through equity method 284.8 305.0 369.0 Intangible assets 96.7 96.7 84.9 Goodwill 73.5 66.3 65.1 Property, plant and equipment 7,773.1 7,810.2 6,971.4 Biological assets, non-current 3,308.6 3,374.6 3,363.6 Deferred tax assets 6.6 6.2 8.5 Total Non-Current Assets 11,679.1 11,833.7 11,073.0 TOTAL ASSETS 15,281.8 15,663.6 14,211.5 Other financial liabilities, current 557.5 544.4 504.6 Trade and other payables 696.8 696.7 584.3 Related party payables 4.5 8.1 10.9 Other provisions, current 1.3 1.3 0.4 Tax liabilities 1.9 7.2 143.2 Current provision for employee benefits 5.6 6.0 6.1 Other non-financial liabilities, current 115.2 118.3 314.8 Total Current Liabilities 1,382.8 1,381.9 1,564.3 Other non-current financial liabilities 4,951.3 5,191.2 3,676.2 Trade and Other payables non-current 2.2 2.6 0.0 Other provisions, non-current 31.8 34.1 32.7 Deferred tax liabilities 1,371.8 1,390.0 1,443.4 Non-current provision for employee benefits 65.1 69.0 70,1 Other non-financial liabilities, non-current 110.3 120.3 106.2 Total Non-Current Liabilities 6,532.6 6,807.1 5,328.6 Non-parent participation 35.7 37.7 36.5 Net equity attributable to parent company 7,330.8 7,436.9 7,282.1 TOTAL LIABILITIES AND EQUITY 15,281.8 15,663.6 14,211.5

3Q 2019 RESULTS Cash Flow Statement US$ Million Q3 2019 Q2 2019 Q3 2018 YTD 2019 YTD 2018 Receipts from sales of goods and rendering of 1,536.2 1,549.4 1,517.8 4,462.7 4,442.1 services Other cash receipts (payments) 124.8 52.0 51.3 241.1 124.2 Payments of suppliers and personnel (less) (1,195.2) (1,332.0) (1,101.3) (3,780.7) (3,513.7) Interest paid and received (39.8) (55.9) (39.4) (138.9) (121.4) Income tax paid (50.9) (210.0) (40.8) (273.5) (60.2) Other (outflows) inflows of cash, net (1.3) (1.7) (2.4) (4.8) (3.9) Net Cash Provided by (Used in) Operating 373.8 1.8 385.2 505.9 867.1 Activities Capital Expenditures (281.0) (240.1) (193.7) (915.7) (579.1) Other investment cash flows 9.0 3.8 11.2 24.5 20.4 Net Cash Provided by (Used in) Investing Activities (272.0) (236.3) (182.5) (891.2) (558.8) Proceeds from borrowings 58.2 1,081.9 163.8 1,146.2 445.5 Repayments of borrowings (229.5) (141.2) (194.9) (431.2) (462.8) Dividends paid 0.0 (182.1) (0.2) (182.1) (114.7) Other inflows of cash, net (19.1) (27.3) (5.2) (67.7) (6.0) Net Cash Provided by (Used in) Financing Activities (190.4) 730.4 (36.6) 465.2 (138.0) Total Cash Inflow (Outflow) of the Period (88.5) 495.8 166.1 79.9 170.4 Effect of exchange rate changes on cash and cash (20.1) 7.3 (3.1) (13.6) (25.5) equivalents Cash and Cash equivalents at beginning of the 1,250.9 747.8 571.8 1,075.9 589.9 period Cash and Cash Equivalents at end of the Period 1,142.2 1,250.9 734.8 1,142.2 734.8

Accounting Policies: IFRS 16 IFRS 16 includes changes in ARAUCO?s accounting as lessee, by requiring a similar treatment than that of financial leases for all the leases that are currently classified as operational with an effective term exceeding 12 months. This means, in general terms, that it will be necessary to acknowledge an asset that represents the right of use over the goods that are subject to operational leasing agreements as well as a liability, equal to the present value of the payments associated to the agreement. Regarding the effects over the results, the payment of monthly leases shall be replaced by the depreciation for the asset?s right of use and the acknowledgement of a financial expense. ARAUCO recognized leases retroactively with the cumulative effect of the initial application of the standard recognized as of January 1, 2019, consistently with all leases where it acts a lessee. ARAUCO has chosen not to recognize a liability and an asset for right-of-use for low value leases or whose term of the contract is 12 months or less.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Celulosa Arauco y Constitución, S.A.
(Registrant)

Date: November 26, 2019	By:	/s/ Matías Domeyko Cassel
	Name:	Matías Domeyko Cassel
	Title:	Chief Executive Officer